UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM S-11

FOR REGISTRATION STATEMENT Under The Securities Act of 1933
of securities of certain real estate companies
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Belpointe PREP, LLC
(Exact name of registrant as specified in governing instruments)
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125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830 (203) 883-1944
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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Brandon E. Lacoff Chief Executive Officer Belpointe PREP, LLC 125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830 (203) 833-1944
(Name, address, including zip code, and telephone number, including area code, of agent for service)
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with a copy to: Vanessa J. Schoenthaler Sugar Felsenthal Grais & Helsinger LLP 230 Park Avenue, 9th Floor New York, New York 10169 (212) 899-9780
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Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]	Smaller reporting company	[ ]
		Emerging Growth Company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [  ]

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Calculation of Registration Fee

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Class A units representing limited liability company interests	$	$
(1)	Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus Dated [●] [●], 2020

Belpointe PREP, LLC
Up to $[●] of Class A units

Belpointe PREP, LLC is a newly organized Delaware limited liability company that will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate assets located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. As of the date of this prospectus, we have not identified any particular asset to acquire. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

We are offering on a continuous basis up to $[●] of our Class A units (the “Class A units”) in this primary offering at an initial price equal to $[●] per Class A unit. We intend to offer our Class A units directly to investors and not through any underwriters, dealer-managers or other agents who would be paid commissions by us or any of our affiliates. In the future, however, we may engage the services of one or more underwriters, dealer-managers or other agents to participate in this offering. The amount of selling commissions or dealer-manager fees that we or investors would pay to such underwriters, dealer-managers or other agents will depend on the terms of their engagement. This is a “best efforts” offering. There is no minimum offering amount of Class A units that we must sell in this prior to conducing an initial closing. We plan to undertake closings on a rolling basis on the last business day of each calendar quarter, we may, however, in our sole discretion, choose to conduct more frequent closings. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus. See “Plan of Distribution” and “Estimated Use of Proceeds.”

Beginning with the first quarter following the December 31, 2021 year end, and every quarter thereafter, we plan to calculate our net asset value (“NAV”) within 15 days of the start of each quarter. If our NAV on such valuation date increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement and the adjusted NAV will remain in effect until the last day of the then-current quarter. The adjusted offering price will be equal to our adjusted NAV as of the last day of the immediately preceding quarter (the “Determination Date”) divided by the number of Class A units outstanding on the Determination Date. We will file a prospectus supplement with the SEC disclosing the quarterly determination of our NAV per Class A unit for a given fiscal quarter.

Our Class A units are not traded on any public market. In an effort to provide holders of our Class A units with some level of liquidity in respect of their investment, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part we intend to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX or, if we meet the applicable listing requirements, apply for listing on a national securities exchange.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced reporting requirements. Investing in our Class A units involves a high degree of risk. You should purchase our Class A units only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 22. These risks include, among others:

•	We have no operating history, and as of the date of this prospectus, our total assets consist of $10,000 in cash. The prior performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives
•	This is a “best efforts” offering. If we are unable to raise substantial funds in this offering, we may not be able to invest in a diverse portfolio of commercial real estate, real estate related and private equity assets and investments, and the value of your Class A units may fluctuate more widely with the performance of specific assets.
•	This is a “blind pool” offering because we have not identified any investments to acquire with the net proceeds of this offering. You will not be able to evaluate our investments prior to purchasing Class A units.

•	You will receive a Schedule K-1 to IRS Form 1065, which could increase the complexity of your tax circumstances.
•	If we fail to qualify as a partnership for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity level U.S. federal income tax and, as a result, our cash available for distributions and the value of our Class A units could materially decrease.
•	If the IRS contests the U.S. federal income tax positions we take, the value our Class A units may be adversely impacted, and the cost of any IRS contest will reduce cash available for distribution to holders of our Class A units.
•	The “qualified opportunity zone” provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), providing the favorable capital gains treatment to certain of our investors were enacted as part of the Tax Cuts and Jobs Act at the end of 2017 and are untested.
•	There can be no assurance that we will meet the requirements for classification as a qualified opportunity fund.
•	We depend on our Manager to select our investments and conduct our operations. We will pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
•	Our Manager’s executive officers and key investment and asset management professionals are also officers, directors, managers and key professionals of our Sponsor and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our Sponsor.
•	Our Manager will hold 100% of our Class M units, which have greater voting rights than our Class A units and Class B units. Accordingly, our Manager will be able to determine the outcome of all matters on which holders of our Class M units have a vote.
•	Our Sponsor currently sponsors and may in the future sponsor other companies that compete with us, and our Sponsor does not have an exclusive management arrangement with us
•	We may change our investment strategy and guidelines without Member consent, which could result in investments that are different from those described in this prospectus.
•	Beginning with the first quarter following the December 31, 2021 year end, and every quarter thereafter, we plan to calculate our NAV within 15 days of the start of each quarter, using valuation methodologies that involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. As a result, our NAV may not accurately reflect the actual prices at which our assets and investments, including related liabilities, could be liquidated on any given day.
•	No public market currently exists for our Class A units and while we intend, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part, to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX, or, if we meet the applicable listing requirements, apply for listing on a national securities exchange, we are not required to effectuate a liquidity event by any specific date. If you are able to sell your Class A units through secondary market sales or otherwise, you may have to sell them at a discount to their fair value.
•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate related loan borrower will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.
•	While our goal is to pay distributions from cash flow from operations, we may use other sources to fund distributions, including, without limitation, the sale of assets, borrowings, return of capital, offering proceeds, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. We have not established a limit on the amount of offering proceeds we may use to fund distributions.
•	If we pay distributions from sources other than cash flow from operations, we may have less funds available for investments and your overall return may be reduced. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units.
•	We intend to employ leverage in order to provide more funds available for investment, while leverage presents opportunities for increasing our total returns, it may increase losses as well.

Neither the Securities and Exchange Commission nor any other state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences which may result from an investment in our Class A units is prohibited.

	Price to the Public (1)	Selling Commissions (2)	Proceeds to Us (before expenses) (3)
Maximum Offering	$	$—	$

(1)	The initial price to the public per Class A unit shown was arbitrarily determined by our Manager and will apply through December 31, 2021. Thereafter, our price per Class A unit will be adjusted, within 15 days following the last day of each fiscal quarter and will be based on our NAV as of the end of the prior fiscal quarter.

(2)	Investors will not pay upfront selling commissions or dealer-manager fees in connection with the purchase of our Class A units. The Company and its officers and associated persons intend to conduct this offering in accordance with Rule 3a4-1 and, therefore, none of them is required to register as a broker-dealer. In the future the Company may engage the services of one or more underwriters, dealer-managers or other agents to participate in the offering. The amount of selling commissions or dealer-manager fees that the Company or investors would pay to such underwriters, dealer-manager or other agents will depend on the terms of the engagement. See “Plan of Distribution.”
(3)	We will reimburse our Manager and its affiliates, including our Sponsor, for organization and offering expenses, which are initially expected to be approximately $[●]. We will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the offering. Thereafter, reimbursement payments will be made beginning on a date selected by our Manager in monthly installments without interest until paid in full. See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager.

The date of this prospectus is [●] [●], 2020

Suitability Standards

Our Class A units are suitable only as a long-term investment for persons of adequate financial means who do not need near-term liquidity from their investment. No public market currently exists for our Class A units. We intend, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part, to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX, or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. However, we are not required to effectuate a liquidity event by any specific date, and you should not buy our Class A units if you need to sell them in the near future. We have set a minimum investment threshold of $10,000, unless waived by our Manager.

In consideration of these factors, we require that a purchaser of our Class A units have either:

•	a net worth of at least $250,000; or
•	a gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining whether you satisfy the standards above, your net worth is calculated excluding the value of your home, home furnishings and automobiles.

Certain states have established suitability standards in addition to the minimum income and net worth standards described above. Class A units will be sold to investors in these states only if they meet the additional suitability standards set forth below.

Alabama Investors. Purchasers residing in Alabama may not invest more than 10% of their liquid net worth in us and our affiliates.

California Investors. Purchasers residing in California may not invest more than 10% of their liquid net worth in us.

Idaho Investors. Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth. Liquid net worth is the portion of your net worth that is cash, cash equivalents and readily marketable securities.

Iowa Investors. Purchasers residing in Iowa must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, the aggregate investment in this offering and in the securities of other non-publicly traded direct participation programs may not exceed 10% of their net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Kansas Investors. It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in us and other non-publicly traded direct participation programs to not more than 10% of their liquid net worth.

Kentucky Investors. Purchasers residing in Kentucky may not invest more than 10% of their liquid net worth in us, our affiliates, and in other non-traded direct participation programs. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Maine Investors. The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and other similar direct participation investments not exceed 10% of the investor’s liquid net worth.

Massachusetts Investors. Purchasers residing in Massachusetts must limit their aggregate investment in us and other illiquid direct participation programs to not more than 10% of their liquid net worth.

Missouri Investors. Purchasers residing in Missouri must limit their investment in each class of our Class A units to 10% of their liquid net worth.

Nebraska Investors. Purchasers residing in Nebraska who do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, must limit their aggregate investment in this offering and in the securities of other non-traded direct participation programs to 10% of their net worth.

New Jersey Investors. Purchasers residing in New Jersey are required to have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000; or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, the total investment in us, our affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of their liquid net worth.

New Mexico Investors. In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor, more than ten percent (10%) of that investor’s liquid net worth in our Class A units, securities of our affiliates, and in other non-traded direct participation programs. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities

North Dakota Investors. Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.

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Ohio Investors. It shall be unsuitable for an Ohio investor’s aggregate investment our Class A units, securities of our affiliates, and in other non-traded direct participation programs to exceed ten percent (10%) of his, her, or its liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oregon Investors. Purchasers residing in Oregon may not invest more than 10% of their liquid net worth in us or our affiliates.

Pennsylvania Investors. Purchasers residing in Pennsylvania may not invest more than 10% of their net worth in us.

Puerto Rico Investors. Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates, and in other non-traded direct participation programs. For purposes of Puerto Rico’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.

Tennessee Investors. Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.

Vermont Investors. In addition to meeting the applicable suitability standards set forth above, each investor who is not an “accredited investor” as defined in 17 C.F.R. § 230.501 may not purchase an amount of Class A units in this offering that exceeds 10% of the investor’s liquid net worth. Vermont residents who are “accredited investors” as defined in 17 C.F.R. § 230.501 are not subject to the limitation described in this paragraph.

For the purpose of these suitability standards “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

In determining whether our Class A units are a suitable and appropriate investment for you we will rely on the information provided in your subscription agreement. By signing, either manually or by electronic signature (except where use of such electronic signature has not been approved), the subscription agreement required for purchases of our Class A units, you represent and warrant to us that you have received a copy of this prospectus and that you meet the net worth and annual gross income requirements described above. These representations and warranties help us to ensure that you are fully informed about an investment in our Class A units and that all prospective investors meet our suitability standards. In the event you, another holder of our Class A units or a regulatory authority attempt to hold us liable because a holder of our Class A units did not receive copies of this prospectus or because we failed to adhere to each state’s suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. By making these representations, you do not waive any rights that you may have under applicable federal or state securities laws.

About This Prospectus

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”), using a continuous offering process. Periodically, as we make material investments, update our quarterly net asset value (“NAV”) amount, or other material developments occur, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information contained in our annual reports, quarterly reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for further details.

The prospectus and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov. Our website at www.belpointeprep.com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information.

Cautionary Note Regarding Forward-Looking Statements

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this prospectus or in the information incorporated by reference into this prospectus.

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The forward-looking statements included in this prospectus are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;
•	our ability to comply with the rules and regulations relating to investing in qualified opportunity zones;
•	changes in the rules and regulations relating to Tax Cuts and Jobs Act of 2017, including the qualified opportunity zone regulations and Section 199A of the Code and the regulations adopted thereunder;
•	risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•	defaults on or non-renewal of leases by tenants;
•	increased interest rates and operating costs;
•	our failure to obtain necessary outside financing;
•	decreased rental rates or increased vacancy rates;
•	the risk associated with potential breach or expiration of a ground lease, if any;
•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	our failure to qualify and maintain our status as a publicly traded partnership and qualified opportunity fund;
•	failure of acquisitions to yield anticipated results;
•	risks associated with derivatives or hedging activity;
•	our level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our Sponsor, Manager and their affiliates;
•	expected rates of return provided to investors;
•	the ability of our Sponsor, Manager and their affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	legislative or regulatory changes impacting our business or our assets;
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act and other laws; and
•	changes to generally accepted accounting principles in the United States, or U.S. GAAP.
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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and strategies set forth in this prospectus will be achieved.

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Questions and Answers About This Offering

Q: What is Belpointe PREP, LLC?

A:	We are a Delaware limited liability company formed on January 24, 2020. We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments. We will be externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor.
Q:	Who is Belpointe, LLC?
A:	Belpointe, LLC, is our Sponsor and an affiliate of our Manager. Belpointe, LLC operates a family office making private investments and oversees its businesses, such as wealth management, legal and real estate services. Belpointe, LLC’s senior executives have an aggregate of over 75 years of experience in the acquisition, development and ownership of real estate and, as of December 31, 2019, its affiliates have facilitated or originated 12 real estate assets with aggregate purchase prices and construction costs of approximately $409.1 million. See “Prior Performance Summary.”
Q:	What types of assets will you acquire?
A:	Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. As of the date of this prospectus, we have not identified any particular asset to acquire. All of our assets will be held by, and all of our operations will be conducted through, Belpointe PREP OC, LLC, our Operating Company, either directly or indirectly through its subsidiaries.
Q:	Why should I invest in Belpointe PREP, LLC?
A:	We believe that our innovative investment platform has the ability to disrupt the real estate investment industry through the unique combination of potential economic benefits that it offers holders of our Class A units, including: (i) multiple potential capital gains tax benefits; (ii) potential qualified business income tax benefits; (iii) zero upfront loads, sales commissions or entrance fees; (iv) significantly reduced fees payable to our Manager; (v) no capital calls; (vi) no acquisition, disposition or investor servicing fees; (vii) significantly lower carried interest payable to our Manager; (viii) potential for liquidity events; and (ix) low minimum investment requirements, all of which should result in greater investment returns to holders of our Class A units than those generated by traditional private real estate funds, real estate investment trusts (“REITs”) and other traditional real estate investment platforms.

We will use multiple investment platform structures to deploy capital, which we anticipate will give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements.” We also expect to greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Set forth below are some of the key benefits that we believe distinguish us from more traditional private real estate funds, REITs and other traditional real estate investment platforms:

•	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026, or the date on which the investor sells its qualified opportunity fund.
•	Capital Gains Reduction – An eligible investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds our Class A units for a period of five years.
•	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange if the investor holds our Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an investor will not recognize capital gains as a result of an appreciation in our Class A units.
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•	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange, if the investor has held our Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in our Class A units.
•	20% Qualified Business Income Deduction – Individual investors and some trust and estate investors are entitled to a deduction of up to 20% of their allocable share of our “qualified business income” for taxable years ending on or before December 31, 2025, subject to certain limitations. See “U.S. Federal Income Tax Considerations.”
•	No Up-Front Load, Sale Commissions or Entrance Fees – We will not charge up front loads, sale commissions or entrance fees to investors who purchase our Class A units, unlike fees commonly charged by many other real estate investment platforms which can add up to as much as 10% of invested capital.
•	Significantly Reduced Management Fees – Our Manager will be paid annual management fees of only 0.75% of our net asset value (“NAV”), which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Class A units, unlike traditional private real estate funds and other real estate investment platforms.
•	No Acquisition or Disposition Fees – Our Manager will not be paid acquisition or disposition fees in connection with our investments, unlike fees typically charged by traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Significantly Lower Carried Interest – Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Company or any subsidiary. This ownership interest will result in a “carried interest” to our Manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Greater Diversification – We intend to hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in our Class A units the potential to achieve greater returns at a lower risk.
•	Public Company Transparency – We will be a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring us to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in our Class A units will have access to regular updates regarding our performance.
•	Public Market Accessibility – In an effort to provide holders of our Class A units with liquidity in respect of their investment, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part we intend to engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. Having our Class A units quoted for trading on the OTCQX or listed on a national securities exchange will provide holders of our Class A units with greater control over the timing of sales while simultaneously simplifying the process for investors acquiring those Class A units by eliminating subscription procedures.
•	Minimal Investment Requirements – We have set a minimum investment threshold of $10,000, which we expect will allow for a broader base of investors to participate in our offering than would otherwise be able to participate in more traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Real Estate Development Expertise – Our Manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing us with knowledge, relationships and internal development expertise that we believe far exceeds what many other real estate investment platforms can offer their investors.
•	Multiple Investment Platforms – In order to maximize our development opportunities, we anticipate entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets,;(ii) programmatic platforms with established regional developers with which we will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.
Q:	What is a “qualified opportunity zone”?
A:	The opportunity zone is a new community development program established by Congress in the Tax Cuts and Jobs Act of 2017 to encourage new long-term investments in low-income urban and rural communities nationwide. The opportunity zone
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program provides a tax incentive for investors to re-invest their unrealized capital gains into qualified opportunity funds dedicated to investing in “qualified opportunity zones.” Qualified opportunity zones are census tracts identified and nominated by the chief executives of every state and territory of the United States (e.g., governors) and designated by the Secretary of the Treasury.

To be designated as a qualified opportunity zone, the nominated census tract must have either been: (i) a qualified low-income community; or (ii) a census tract that was contiguous with a nominated qualified low-income community if the median family income of the tract does not exceed 125% of that contiguous, nominated qualified low-income community.

Qualified low-income communities included census tracts that have at least one of the following criteria: (i) a poverty rate of at least 20%; (ii) a median family income below 80% of the greater of the statewide or metropolitan area median family income if located in a metropolitan area; or (iii) a median family income below 80% of the median statewide family income if located outside a metropolitan area. In addition, designated targeted populations may be treated as low-income communities.

As of December 31, 2019, there were more than 8,700 qualified opportunity zones throughout the United States and its territories.

Q:	What is a “qualified opportunity fund”?
A:	A “qualified opportunity fund” is generally defined as an investment vehicle that is taxed as a corporation or partnership for U.S. federal income tax purposes and organized to invest in, and at least 90% of its assets consist of, qualified opportunity zone property (the “90% Asset Test”).

A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Semiannual Test Date”). A qualified opportunity fund may apply the 90% Asset Test without taking into account investments received in the 6-month period preceding the Semiannual Test Date provided those investments (i) are received (a) solely in exchange for stock by a qualified opportunity fund that is a corporation, or (b) as a contribution by a qualified opportunity fund that is a partnership, and (ii) held continuously from the fifth business day after the exchange or contribution, as applicable, through the Semiannual Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less.

Subject to a one time six-month cure period, for each month following a Semiannual Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

Q:	What tax advantages arise from investing in a qualified opportunity fund?
A:	An investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). The 180-day period generally begins on the day on which the gains would be recognized for U.S. federal income tax purposes had they not been reinvested into a qualified opportunity fund. Deferred Capital Gains are recognized on the earlier of December 31, 2026, or the date on which the investor sells its qualified opportunity fund investment.

An investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds its qualified opportunity fund investment for a period of five years.

Finally, an investor may elect to receive an increase in basis with respect to its qualified opportunity fund investment interest equal to the fair market value of the investment interest on the date of its sale or exchange if the investor holds the qualified opportunity fund investment for a period of ten years or more, up to December 31, 2047. Thus, an investor will not recognize capital gains for U.S. federal income tax purposes as a result of an appreciation in its qualified opportunity fund investment interest.

It is important for an investor seeking to avail itself of the Deferred Capital Gains benefits described in this prospectus to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of our Class A units, could cause you to lose any anticipated tax benefits. As a result, you are urged to consult with your own tax advisors regarding: (i) procedures you will need to follow to defer capital gains through investing in a qualified opportunity fund; (ii) tax consequences of purchasing, owning or disposing of our Class A units, including the federal, state and local tax consequences of investing capital gains in our Class A units; (iii) tax consequences associated with our election to qualify as a partnership for U.S. federal income tax purposes and our election to qualify as a qualified opportunity fund; and (iv) tax consequences associated with potential changes in the interpretation of existing tax laws or the adoption of new laws or regulations.

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Q:	Which gains are eligible for deferral?
A:	Any gains treated as capital gains (short-term or long-term) for U.S. federal income tax purposes that result from the sale or exchange of capital assets are eligible for deferral by reinvestment in a qualified opportunity fund. Accordingly, any gain that a taxpayer is required to include in its computation of capital gain, including capital gain from an actual or deemed sale or exchange, is eligible to be deferred. It is important to note, however, that any cash, other than cash derived from capital gains, that is invested into a qualified opportunity fund, either independently or in conjunction with cash derived from capital gains, will not be eligible for the qualified opportunity fund tax benefits described herein.
Q:	Who can defer?
A:	All individuals and entities that recognize capital gains for U.S. federal income tax purposes are eligible to elect to defer. This includes natural persons as well as entities such as corporations, regulated investment companies, REITs, partnerships and other pass-through entities (including, certain common trust funds, qualified settlement funds, and disputed ownership funds).
Q:	How do taxpayers make deferral elections?
A:	Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 27, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.
Q:	Are there other tax considerations related to qualified opportunity funds?
A:	On December 19, 2019, the U.S. Department of the Treasury and IRS issued final regulations and, on April 1, 2020, correcting amendments (collectively the “Opportunity Zone Regulations”) to provide guidance with respect to qualified opportunity zones program requirements.
Q:	Who will choose which investments you make?
A:	Pursuant to our limited liability company operating agreement, our Board of Directors (our “Board”), subject to certain exceptions, is delegating its obligations to Belpointe PREP Manager, LLC, our Manager, which will make all of our investment decisions, subject to the oversight of our Board.
Q:	What competitive advantages do we achieve through our relationship with our Sponsor?
A:	The investment and operating platforms of Belpointe, LLC, our Sponsor and an affiliate of our Manager, Belpointe PREP Manager, LLC, are well established, allowing us to realize economies of scale and other benefits including, without limitation, the following:
•	A Highly Experienced Management Team—Our Sponsor employs a highly experienced management team. Our Sponsor’s senior executives have an aggregate of over 75 years of experience in the acquisition, development and ownership of real estate investments. These senior executives will provide stability in the management of our business and allow us to benefit from the industry knowledge and contacts that they have gained through numerous real estate investment cycles.
•	Significant Real Estate Investment Experience—As of December 31, 2019, affiliates of our Sponsor and its affiliates have facilitated or originated 12 real estate assets in two prior and one active real estate programs, with aggregate purchase prices and construction costs of approximately $409.1 million. See “Prior Performance Summary.”
•	Extensive Market Knowledge and Industry Relationships—Our Sponsor, through its active and broad participation in real estate investment markets, benefits from market information that enables it to identify attractive commercial real estate investment opportunities and to make informed decisions with regard to the relative valuation of financial assets and capital allocation. We believe that our Sponsor’s extensive industry relationships with a wide variety of commercial real estate owners and operators, brokers and other intermediaries and third party commercial real estate debt originators will provide us with a competitive advantage in sourcing attractive investment opportunities to meet our investment objectives.
Q:	Why should I invest in commercial real estate and real estate-related assets?
A:	Our goal is to provide a professionally managed portfolio consisting primarily of commercial real estate properties located throughout the United States and its territories to investors who have historically had very limited access to such investments. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.
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Allocating some portion of your portfolio to a direct investment in the types of assets and investments that we intend to acquire may provide you with:

•	a reasonably predictable and stable level of current income from the investment;
•	diversification of your portfolio, by investing in an asset class that historically has low correlation with the stock market generally; and
•	the opportunity for capital appreciation.
Q:	What kind of offering is this?
A:	We are offering on a continuous basis up to $[●] of our Class A units in this primary offering at an initial price equal to $[●] per Class A unit. This is a “best efforts” offering. We intend to offer our Class A units directly to investors and not through any underwriters, dealer-managers or other agents who would be paid commissions by us or any of our affiliates. In the future, however, we may engage the services of one or more underwriters, dealer-managers or other agents to participate in this offering. The amount of selling commissions or dealer-manager fees that we or investors would pay to such underwriters, dealer-managers or other agents will depend on the terms of their engagement. A “best efforts” offering means that we are only required to use our best efforts to sell our Class A units. When securities are offered to the public on a “best efforts” basis there is no firm commitment or obligation by any underwriter, dealer-manager or other person to purchase any of the securities offered. Therefore, we cannot guarantee that any minimum number of our Class A units will be sold. Furthermore, there is no minimum amount of Class A units that we must sell in this prior to conducing an initial closing. We plan to undertake closings on a rolling basis on the last business day of each calendar quarter, we may, however, in our sole discretion, choose to conduct more frequent closings. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus. See “Plan of Distribution” and “Estimated Use of Proceeds.”
Q:	What is the purchase price for Class A units?
A:	We set our initial offering price at $[●] per Class A unit, which will be the purchase price of our Class A units through December 31, 2021. Thereafter, the per Class A unit purchase price in this offering will be adjusted every fiscal quarter, within 15 days following the last day of the prior fiscal quarter. The adjusted per Class A unit purchase price will be effective as of the first business day following its public announcement and will be equal to our NAV as of the last day of the prior fiscal quarter divided by the number of Class A units outstanding as of the last day of the prior fiscal quarter. We will file a prospectus supplement with the SEC disclosing the quarterly determination of our NAV per Class A unit for a given fiscal quarter. Any subscriptions that we receive during a fiscal quarter will be executed at a price equal to our NAV in effect for that fiscal quarter. If a material event occurs in between quarterly updates of NAV that would cause our NAV to change by 10% or more from the most recently disclosed NAV, we will disclose the updated price and the reason for the change in prospectus supplement as promptly as reasonably practicable. See “Net Asset Value Calculations and Valuation Policies” for additional details on our quarterly adjustments to our NAV per Class A unit.
Q:	When will the closing of the purchase of Class A units occur?
A:	In order to maintain our status as a qualified opportunity fund we must hold, directly or indirectly through our Operating Company or one or more entities that are qualified opportunity zone businesses, at least 90% of our assets in qualified opportunity zone property (the “90% Asset Test”). For purposes of the 90% Asset Test our property holdings are calculated by taking the average of the percentage of qualified opportunity zone property we hold on each of (i) the last day of the first six-month period of our taxable year, and (ii) the last day of our taxable year (each a “Semiannual Test Date”). Cash and cash equivalents do not count as qualified opportunity zone property. The Opportunity Zone Regulations allow us to apply the 90% Asset Test without taking into account any investments we receive in the preceding 6-month period, provided such investments are received as a contribution and held continuously from the fifth business day after receipt through the Semiannual Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less. In addition, the Opportunity Zone Regulations provide for a one-time six-month cure period if any of our investments fail to meet the definition of qualified opportunity zone property as of a Semiannual Test Date.

We plan to undertake closings on a rolling basis on the last business day of each calendar quarter (each, a “Closing Date”), we may, however, in our sole discretion, choose to conduct more frequent closings. Subscription payments will be held in a non-interest-bearing escrow account until the applicable Closing Date. If, however, we determine that accepting all of the subscriptions submitted in a given calendar quarter would result in our being unable to meet the 90% Asset Test, we may, in our sole discretion, postpone acceptance of some or all of such subscriptions by providing prospective investors with written notice of postponement within 15 calendar days following the quarter’s end. We will continue to hold postponed subscription payments in escrow until we determine that we will be able to meet the 90% Asset Test following their acceptance. Each prospective investor whose subscription has been postponed will receive written notice of our acceptance of their subscription within 15 calendar days following the applicable Closing Date. We may not, however, hold any subscription payment for more than 6 months following the end of the quarter in which the applicable subscription agreement was submitted. We will provide prospective investors with written notice of the return of any subscription payment within 15

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calendar days following the end of the applicable 6-month period and return any such subscription payment within 30 calendar days following the end of such 6-month period.

On each Closing Date we will generally accept subscriptions on a first-in, first-out basis up to the approximate dollar amount that we can accept while still being able to meet the 90% Asset Test. We may, however, in our sole discretion, choose to accept a subscription submitted later than other subscriptions in a given quarter if the 180-day reinvestment period with respect to such subscription would expire prior to our next anticipated Closing Date. Regardless of the subscription acceptance date, the purchase price for our Class A units will be the price in effect on the date on which an investor submits a valid subscription.

Each prospective investor whose subscription is accepted will receive written notice confirming the applicable purchase price within 15 calendar days following the Closing Date. Prospective investors will not have the right to withdraw or reconfirm their commitment prior to our accepting their subscription, nor will they have the right to a return of their subscription payment prior to the end of the 6 month period following the end of the quarter in which their subscription agreement was submitted. A prospective investor will have no rights as a Member, including voting and distribution rights, until we accept their subscription agreement.

Our Board, in its sole discretion, may modify, suspend or terminate the escrow procedure if a determination is made that it is no longer necessary or advisable in order to comply with the 90% Asset Test.

Q:	How will the NAV and NAV per Class A unit be calculated?
A:	Beginning with the first quarter following the December 31, 2021 year end, and every quarter thereafter, we plan to calculate our net asset value (“NAV”) within 15 days of the start of each quarter. We will calculate our NAV as of the last day of the immediately preceding quarter (the “Determination Date”) and any adjustment to our NAV will take effect as of the first business day following its public announcement and remain in effect until the last day of the then-current quarter. Our adjusted NAV per Class A unit will be equal to our adjusted NAV divided by the number of Class A units outstanding on the Determination Date. We may also engage a third party to prepare or assist with preparing the NAV of our Class A units.

Where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. The independent valuation expert will not be responsible for, prepare or assist with preparing our NAV per Class A unit.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under generally accepted accounting principles in the United States (“U.S. GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Net Asset Value Calculation and Valuation Policies” for additional details regarding the calculation of our NAV per Class A unit.

Q:	How exact will the calculation of the quarterly NAV be?
A:	Our goal is to provide a reasonable estimate of the market value of our Class A units within 15 days following the last day of each fiscal quarter. Our assets and investments will consist principally of commercial real estate properties located throughout the United States and its territories. We also anticipate acquiring real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. The use of different judgments or assumptions would likely result in different estimates of the value of our assets and investments and, consequently, our NAV. Moreover, although we will calculate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, accordingly the NAV in effect for any given fiscal quarter may not accurately reflect the amount that might otherwise be paid for your Class A units in a market transaction. Further, for any given fiscal quarter, our published NAV may not fully reflect certain material events to the extent that they are unknown or their financial impact on our assets or investments is not immediately quantifiable. However, to the extent quantifiable, if a material event occurs in between quarterly updates of our NAV that would cause our NAV per Class A unit to change by 10% or more from the last disclosed NAV, we will disclose the updated NAV per Class A unit and the reason for the change in a prospectus supplement as promptly as reasonably practicable.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, we do not represent, warrant or guarantee that: (i) you will be able to realize the NAV per Class A unit for your Class A units if you attempts to sell them; (ii) you will ultimately realize distributions per Class A unit equal to the NAV per Class A units you own upon liquidation of our assets and investments and settlement of our liabilities or a sale of our company; (iii) our Class A units will trade at their NAV per Class A unit if quoted on the OTCQX or listed on

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a national securities exchanges; or (iv) a third party would offer the NAV per Class A unit in an arm’s-length transaction to purchase all or substantially all of our Class A units. See “Net Asset Value Calculation and Valuation Policies” for additional details regarding the calculation of our NAV per Class A unit.

Q:	Will I be charged upfront selling commissions or dealer-manager fees?
A:	No, investors will not pay upfront selling commissions or dealer-manager fees as part of the price per Class A unit purchased in this offering.
Q:	Who will pay your organization and offering expenses?
A:	Our Manager or its affiliates, including our Sponsor, will pay on our behalf all expenses incurred in connection with our organization and the offering of our Class A units, which are initially expected to be approximately $[●]. See “Estimated Use of Proceeds” for additional details about the types of expenses that we may incur. We will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the offering. Thereafter, reimbursement payments will be made beginning on a date selected by our Manager in monthly installments without interest until paid in full.
Q:	What fees and expenses will you pay to your Manager or any of its affiliates?
A:	We will pay our Manager a quarterly asset management fee at an annualized rate of 0.75%. The asset management fee will be based on our NAV at the end of each quarter, which, following December 31, 2021, will be announced within 15 days following the last day of each quarter. In addition, our Manager, or an affiliate of our Manager, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of the Operating Company, equal to 1% of the revenue generated by the applicable property.

We will reimburse our Manager and its affiliates, including our Sponsor, as applicable, for all: (i) organization and offering expenses incurred on our behalf; (ii) out-of-pocket expenses incurred in connection with the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses; and (iii) out-of-pocket expenses paid to third parties in connection with the provision of services to us.

We will also reimburse our Sponsor and Manager for our allocable share of the salaries, benefits, office and other overhead of personnel providing services to us. In addition, as of the effective date of the registration statement of which this prospectus forms a part, our Manager will hold 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized by or distributed from the Operating Company or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The Class B units that our Manager holds are also subject to percentage-based anti-dilution protection. Accordingly, the distributions rights that our Manager is entitled to may never be diluted to less than 5%. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. Our payment of fees and expenses and distribution of gains to our Manager pursuant to its Class B units will reduce the cash available for investments and distributions to holders of our Class A units and will directly impact our quarterly NAV. See “Management Compensation” for additional details regarding the fees and expenses that will be paid and distributions that will be made to our Manager and its affiliates.

Q:	Will you use leverage?
A:	Yes, we intend to employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Company.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio. See “Investment Objectives and Strategy—Borrowing Policy.”

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Q:	What is your distribution policy?
A:	We do not expect to pay any distributions until the proceeds of this offering are invested and generating operating cash flow. Once we begin to pay distributions, we expect to pay them quarterly, in arrears, but may pay them less frequently as determined by us following consultation with our Manager. Any distributions that we do pay will be at the discretion of our Manager, subject to Board oversight, and based on, among other factors, our present and projected future earnings, cash flow, capital needs and general financial condition, as well as any requirements of applicable law. In order to participate in any distribution that we do pay you must be a holder of record of our Class A units as of the date we set as the record date for such distribution, and as of the ex-date, if applicable. We expect that we will set the rate of distributions at a level that will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our operating agreement does not require that we pay distributions to our Members.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return.

Q:	What will be the source of your distributions?
A:	While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, return of capital, net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire assets and investments, and will directly impact our NAV, by reducing the amount of our assets. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units. We have not established a limit on the amount of offering proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level, if at all. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.
Q:	Will the distributions I receive be taxable as ordinary income?
A:	Unless your investment is held in a qualified tax-exempt account or we designate certain distributions as capital gain distributions, distributions that you receive will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, in taxable years ending on or before December 31, 2025, Section 199A of the Code, referred to as the “qualified business income deduction,” generally entitles non-corporate and certain trust and estate taxpayers to deduct the lesser of (i) their combined qualified business income—up to 20% of qualified business income, plus 20% of qualified REIT dividends and “qualified publicly traded partnership income”—or (ii) 20% of the excess, if any, of taxable income over net capital gains.

The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our Class A units will be treated as sales proceeds from the sale of Class A units for U.S. federal income tax purposes. Distributions we designate as capital gain distributions will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes.

The qualified business income deduction is subject to a series of complex definitions and limitations as to its availability. In addition, because each investor’s tax considerations will be different, particularly those investors investing capital gains, we recommend that you consult with your own tax advisor. You also should review the section of this prospectus entitled “U.S. Federal Income Tax Considerations.”

Q:	Are there any risks involved in buying your Class A units?
A:	Investing in our Class A units involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our Class A units.
Q:	What is the impact of being an “emerging growth company”?

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies and we intend to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

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•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or
•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act. In addition, so long as we are externally managed by our Manager and we do not directly compensate our executive officers, or reimburse our Manager or its affiliates for the compensation paid to persons who serve as our executive officers, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek Member approval of executive compensation and golden parachute compensation arrangements pursuant to Sections 14A(a) and (b) of the Exchange Act.

Q:	Are there Investment Company Act considerations?
A:	We intend to engage primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Section 3(a)(1)(A) of the Investment Company Act a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. A company is an investment company under Section 3(a)(1)(C) of the Investment Company Act, if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test”). The Investment Company Act defines investment securities generally as all securities except U.S. government securities and securities issued by “majority-owned subsidiaries” which are not themselves investment companies and are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The Investment Company Act further defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding “voting securities” of which are owned by such person, or by another company which is a majority-owned subsidiary of such person, and voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

All of our assets will be held by, and all of our operations will be conducted through, our Operating Company, either directly or indirectly through its subsidiaries. To further diversify our investment portfolio, we also intend to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC, or its affiliates (collectively, the “Belpointe SP Group”), as well as independent developers and owners. We anticipate acquiring an interest in properties where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

Neither we nor our Operating Company nor any of the majority-owned subsidiaries of our Operating Company will engage primarily or be held out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather,

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our initial investments are expected to consist of commercial properties located in qualified opportunity zones, and future investments are expected to include a wide range of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Accordingly, we believe that neither we nor our Operating Company nor any of the majority-owned subsidiaries of our Operating Company will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Further, we intend to hold our assets and conduct our operations such that we, our Operating Company and most, if not all, of the majority-owned subsidiaries of our Operating Company comply with the 40% Test and we will continuously monitor our holdings to confirm such compliance. We do not expect most, if any, of the majority-owned subsidiaries of our Operating Company to rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. As such, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that neither we nor our Operating Company nor most, if not all, of the majority-owned subsidiaries of our Operating Company will be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act. See “Investment Objectives and Strategy—Investment Company Act Considerations.”

If we, our Operating Company or any of the majority-owned subsidiaries of our Operating Company were to ever inadvertently fall within the definition of an “investment company,” we may rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Through a series of no-action letters the SEC has taken the position that this exception may be available if: at least 55% of an entity’s assets consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of “real estate-type interests;” with at least 80% of the entity’s total assets consisting of qualifying interests and real estate-type interests and no more than 20% of its total assets consisting of assets that have no relationship to real.

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Company or any of the subsidiaries of our Operating Company will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. See “Risk Factors—Risks Related to This Offering and our Organizational Structure” for a discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act.

Q:	How does a “best efforts” offering work?
A:	A “best efforts” offering means, we are only required to use our best efforts to sell our Class A units to the public. Neither our Manager nor any other party has a firm commitment or obligation to purchase any of our Class A units. Therefore, we cannot guarantee that any minimum number of Class A units will be sold.
Q:	How do I buy Class A units?
A:	You may purchase Class A units in this offering by completing a subscription agreement like the one attached to this prospectus as Appendix B for a certain investment amount and pay for the Class A units at the time you subscribe.
Q:	Is there any minimum investment required?
A:	Yes. There is a minimum investment of at least [●] shares or $10,000 based on the initial offering price, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.
Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A: Yes.

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Q:	What will you do with the proceeds from your offering?
A:	We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing our Manager and its affiliates, including our Sponsor, for organization and offering expenses) to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories in accordance with our investment objectives and strategy. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. We intend to make our investments through our wholly owned Operating Company, either directly or indirectly through majority-owned subsidiaries of our Operating Company, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow, they will reduce the cash available for investments and distributions and will directly impact our quarterly NAV. See “Management Compensation” for additional details regarding the fees that will be paid to our Manager and its affiliates.
Q:	How long will this offering last?
A:	We currently expect that this offering will remain open for investors until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to suspend or terminate this offering for any reason at any time.
Q:	Will I be notified of how my investment is doing?

A: Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	three quarterly reports;
•	an annual report;
•	current reports for specified material events;
•	prospectus supplements, if we have material information to disclose to you; and
•	other reports that we may file or furnish to the Securities and Exchange Commission (“SEC”) from time to time.

Depending on legal requirements, from time to time we may use our website, www.belpointeprep.com, as a distribution channel for material company information or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.

Q:	When will I get my detailed tax information?
A:	Your Schedule K-1 to IRS Form 1065, if required, will be provided as soon as practicable after the end of each taxable year. Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return. See “Reports to Holders of our Class A units” for a discussion of the information that we will provide to the holders of our Class A units.
Q:	Who can help answer my questions about the offering?
A:	If you have more questions about the offering, or if you would like additional copies of this prospectus, you should contact us by email at IR@belpointeprep.com or by mail at:

Belpointe PREP, LLC
125 Greenwich Avenue, 3rd Floor
Greenwich, CT 06830

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Prospectus Summary

This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all information that is important to you. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the “Risk Factors” and the financial statements. Unless otherwise stated in this prospectus:

•	references to “we,” “us,” “our” or “Company” refer to Belpointe PREP, LLC, our Operating Company and our Operating Company’s subsidiaries, taken together, unless the context requires otherwise;
•	references to our “Board” refer to the board of directors of Belpointe PREP, LLC;
•	references to “Class A units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that are designated as “Class A;”
•	references to “Class B units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that are designated as “Class B;”
•	references to “Class M units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that are designated as “Class M;”
•	references to “units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that may be designated as Class A units, Class B units, Class M units, preferred units or any other class or series designated by our Board;
•	references to our “Manager” refer to Belpointe PREP Manager, LLC;
•	references to a “Member” or our “Members” refer to holders of units representing limited liability company interests of Belpointe PREP, LLC;
•	references to our “Operating Company” refer to Belpointe PREP OC, LLC, our wholly owned subsidiary, of which Belpointe PREP, LLC is the manager;
•	references to our “Sponsor” refer to Belpointe, LLC;
•	references to “qualified opportunity fund” refer to an investment vehicle formed pursuant to the requirements of the Tax Cuts and Jobs Act of 2017 for the purpose of investing in qualified opportunity zones and which holds at least 90% of its assets in qualified opportunity zone property;
•	references to “qualified opportunity zones” refer to low income communities designated as qualified opportunity zones throughout the United States;
•	references to “qualified opportunity zone business” refer to a trade or business where: (i) substantially all of the tangible property owned or leased is qualified opportunity zone business property; (ii) at least 50% of the gross income is derived from and a substantial portion of the intangible property is used in the active conduct of a trade or business in a qualified opportunity zone; (iii) less than 5% of the average aggregate unadjusted bases of the property is attributable to nonqualified financial property (subject to a working capital safe harbor); and (iv) it is not engaged in a “sin business” (i.e., private or commercial golf course, country club, massage parlor, hot tub facility, suntan facility, racetrack or gambling facility, the sale of alcoholic beverages for consumption off premises);
•	references to “qualified opportunity zone business property” refer to tangible property acquired by purchase or lease by a qualified opportunity fund and substantially all of the use of which is in a qualified opportunity zone during substantially all of the fund’s holding period or lease term;
•	references to “qualified opportunity zone partnership interests” refer to newly issued capital or profits interests acquired solely in exchange for cash from an entity classified as a domestic partnership for U.S. federal income tax purposes, where the partnership’s trade or business is a qualified opportunity zone business at the time of acquisition and during substantially all of the holding period for the interests;
•	references to “qualified opportunity zone property” refer to: (i) qualified opportunity zone stock; (ii) qualified opportunity zone partnership interests; and (iii) qualified opportunity zone business property; and
•	references to “qualified opportunity zone stock” refer to newly issued stock acquired solely in exchange for cash from an entity classified as a domestic corporation for U.S. federal income tax purposes, where the corporation’s trade or business is a qualified opportunity zone business at the time of acquisition and during substantially all of the holding period for the stock.
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Belpointe PREP, LLC

Belpointe PREP, LLC is a newly organized Delaware limited liability company formed on January 24, 2020. We were formed to originate, invest in and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. All of our assets will be held by, and all of our operations will be conducted through, Belpointe PREP OC, LLC, our Operating Company, either directly or indirectly through its subsidiaries. We will be the manager of our Operating Company. We will be externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor.

We expect to use substantially all of the net proceeds from this offering to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories in accordance with our investment objectives and strategy described below. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. We intend to make our investments through our wholly owned Operating Company, either directly or indirectly through majority-owned subsidiaries of our Operating Company, some of which may have rights to receive preferred economic returns.

We initially intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. If our Manager determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our Manager may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes. If we elect to be taxable as a corporation for U.S. federal (and applicable state) income tax purposes, we may also elect to qualify and be taxed as a real estate investment trust, or REIT.

Our office is located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Our telephone number is 203-883-1944. Information regarding our Company is also available on our website at www.belpointeprep.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

Investment Objectives

Our primary investment objectives are:

•	to preserve, protect and return your capital contribution;
•	to pay attractive and consistent cash distributions;
•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and
•	to realize growth in the value of our investments.

We cannot assure you that we will achieve our investment objectives. See the “Risk Factors” section of this prospectus.

Investment Strategy

We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments.

Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our investment guidelines will delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will also periodically review our portfolio of assets and investments, our investment objectives and

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strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board of Directors (our “Board”) as it deems appropriate. We may, at any time and without Member approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments. Furthermore, there are no prohibitions in our operating agreement on the amount or percentage of assets that may be invested in a single property, and we expect, at least initially, to have a limited number of properties.

Opportunity and Market Overview

We believe that our innovative investment platform has the ability to disrupt the real estate investment industry through the unique combination of potential economic benefits that it offers holders of our Class A units, including: (i) multiple potential capital gains tax benefits; (ii) potential qualified business income tax benefits; (iii) zero upfront loads, sales commissions or entrance fees; (iv) significantly reduced fees payable to our Manager; (v) no capital calls; (vi) no acquisition, disposition or investor servicing fees; (vii) significantly lower carried interest payable to our Manager; (viii) the potential for liquidity events; and (ix) low minimum investment requirements, all of which should result in greater investment returns to holders of our Class A units than those generated by traditional private real estate funds, real estate investment trusts (“REITs”) and other traditional real estate investment platforms.

We will use multiple investment platform structures to deploy capital, which we anticipate will give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements.” We also expect to greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Set forth below are some of the key benefits that we believe distinguish us from more traditional private real estate funds, REITs and other traditional real estate investment platforms:

•	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into our Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026, or the date on which the investor sells its Class A units.
•	Capital Gains Reduction – An eligible investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds our Class A units for a period of five years.
•	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange if the investor holds our Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an investor will not recognize capital gains as a result of an appreciation in our Class A units.
•	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange, if the investor has held our Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in our Class A units.
•	20% Qualified Business Income Deduction – Individual investors and some trust and estate investors are entitled to a deduction of up to 20% of their allocable share of our “qualified business income” for taxable years ending on or before December 31, 2025, subject to certain limitations. See “U.S. Federal Income Tax Considerations.”
•	No Up-Front Load, Sale Commissions or Entrance Fees – We will not charge up front loads, sale commissions or entrance fees to investors who purchase our Class A units, unlike fees commonly charged by many other real estate investment platforms which can add up to as much as 10% of invested capital.
•	Significantly Reduced Management Fees – Our Manager will be paid annual management fees of only 0.75% of our NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Class A units, unlike traditional private real estate funds and other real estate investment platforms.
•	No Acquisition or Disposition Fees – Our Manager will not be paid acquisition or disposition fees in connection with our investments, unlike fees typically charged by traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Significantly Lower Carried Interest – Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Company or any subsidiary. This ownership interest will result in a “carried interest” to our Manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs and other traditional real estate investment platforms.
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•	Greater Diversification – We intend to hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in our Class A units the potential to achieve greater returns at a lower risk.
•	Public Company Transparency – We will be a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring us to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in our Class A units will have access to regular updates regarding our performance.
•	Public Market Accessibility – In an effort to provide holders of our Class A units with some level of liquidity in respect of their investment, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part we intend to engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. Having our Class A units quoted for trading on the OTCQX or listed on a national securities exchange will provide holders of our Class A units with greater control over the timing of sales while simultaneously simplifying the process for investors acquiring those Class A units by eliminating subscription procedures.
•	Minimal Investment Requirements – We have set a minimum investment threshold of $10,000, which we expect, subject to our suitability standards, will allow for a broader base of investors to participate in our offering than would otherwise be able to participate in more traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Development Expertise – Our Manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing us with knowledge, relationships and internal development expertise that we believe far exceeds what many other real estate investment platforms can offer their investors.
•	Multiple Investment Platforms – In order to maximize our development opportunities, we anticipate entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets; (ii) programmatic platforms with established regional developers with which we will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.

We believe that we will be able to provide holders of our Class A units with compelling investment performance on a risk-adjusted basis through: (i) the application of our rigorous investment and underwriting standards; (ii) the geographic and asset class diversification of our investments: (iii) the expected tax benefits from an investment in our Company, and (iv) lower cost structure.

We will initially focus on the development or redevelopment of our qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we believe that our focus on markets with favorable risk-return characteristics should enable us to achieve higher capital appreciation than would be achievable on similar deals in larger markets.

We expect that we will be able manage the risks associated with developing or redeveloping and managing our investments better than other real estate investment companies due to our access to the resources of our Sponsor. Our Sponsor is a fully integrated, well capitalized real estate company that combines investment and asset management professionals with construction and development professionals, which we believe will enable our Manager to better evaluate and manage our investments to reduce risk and increase returns for our Members.

It is important to note, however, that real estate markets are often unpredictable and subject to change over time. As a result, changes may occur that will require us to modify our investment strategy to identify and acquire assets providing attractive risk-adjusted returns.

Our Manager

We will be externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor.

Our Manager will manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to oversight by our Board. A team of investment and asset management professionals, acting through our Manager, will make all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating

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agreement. Our Manager will also provide portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Our Management Agreement

We expect to benefit from the personnel, relationships and experience of our Manager’s management team and other personnel of our Manager. Pursuant to the terms of a management agreement between our Manager, the Company and our Operating Company, our Manager will manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to oversight by our Board. Pursuant to the terms of a shared services agreement between our Sponsor, our Manager, the Company and our Operating Company, our Manager will utilize our Sponsor’s personnel, services and resources as necessary for our Manager to perform its obligations and responsibilities under the management agreement.

The management agreement and shared services agreement will be effective as of the effective date of the registration statement of which this prospectus forms a part. Pursuant to the management agreement, our Manager will manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to oversight by our Board. A team of investment and asset management professionals, acting through our Manager, will make all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager will also provide portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

The initial term of the management agreement will commence as of the effective date of the registration statement of which this prospectus forms a part and continue through December 31, 2024, with an unlimited number of automatic three-year renewal terms commencing immediately upon completion of the initial term. For a detailed description of the management agreement’s termination provisions, see “Our Manager and the Management—Our Management Agreement.”

Our Board of Directors

We operate under the direction of our Board, the members of which are accountable to us and our Members as fiduciaries. Our Board will retain our Manager to direct the management of our business and affairs, manage our day-to-day operations, and implement our investment objectives and strategy, subject to the Board’s oversight. The current members of the Board are Brandon Lacoff (whose initial term expires as of our third annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part) and Martin Lacoff (initial term expires as of our second annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part). Shawn Orser, Dean Drulias and Ronald Young, Jr. will be appointed to our Board and designated to a particular class of directors as of the effective date of the registration statement of which this prospectus forms a part.

Our Board will be divided into three classes. Brandon Lacoff is a Class III director and Martin Lacoff is a Class II director. Each class of directors will be elected for successive three-year terms ending at the annual meeting of the Members the third year after election and until his or her successor is duly elected and qualified. With respect to the election of directors, each candidate nominated for election to our Board must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Our current directors are also executive officers of our Manager, executive officers and directors of affiliates of our Manager and Sponsor and serve on the investment committees of affiliates of our Manager. In order to ameliorate the risks created by conflicts of interest, our Board will create a committee comprised entirely of independent directors (the “Independent Committee”) to address any potential conflicts. An independent director is a person who is not an officer or employee of our Manager or its affiliates. The Independent Committee will act upon matters involving conflicts of interest, including transactions between the Company and our Manager. See “Conflicts of Interest.”

Our Structure

We are owned by the holders of our Class A units, Class B units and Class M units. Each Class A unit and each Class B unit entitles the holder thereof to one vote per unit. Each Class M unit entitles the holder thereof to that number of votes equal to the product obtained by multiplying (i) the sum of aggregate number of outstanding Class A units plus Class B units, by (ii) 10, on matters on which holders of our Class M units have a vote. Our Manager will hold 100% of our Class M units for so long as it remains our manager. Accordingly, our Manager will be able to determine the outcome of all matters on which holders of our Class M units have a vote. Such matters include certain mergers and acquisitions, certain amendments to our operating agreement and the election of one Class III director. The Class M units do not represent an economic interest in the Company. For a detailed description of our units, see “Description of our Units.”

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The following chart shows our current ownership structure and our relationship with Belpointe PREP Manager, LLC, our Manager, as of the commencement of this offering.

(1)	Belpointe, LLC, our Sponsor, holds [●] Class A units, representing [●]% of the Class A units upon completion of this offering.
(2)	Belpointe PREP Manager, LLC, our Manager, holds 100% of the Class B units and 100% of the Class M units. The Class B units entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Company or any subsidiary. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. The Class M units do not represent an economic interest in the Company; however, the Class M units enable our Manager to determine the outcome of all matters on which holders of our Class M units have a vote.

Management Compensation

We will pay our Manager and its affiliates the fees and expense reimbursements described below in connection with performing services for us. Neither our Manager nor its affiliates will receive any selling commissions or dealer-manager fees in connection with the offer and sale of our Class A units or acquisition or disposition fees in connection with our investments. See “Management Compensation” for a more detailed description of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Receipt	Determination of Amount	Estimated Amount
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Organization and Offering Expenses – Manager or its Affiliates	We will reimburse our Manager and its affiliates, including our Sponsor, for all expenses incurred on our behalf in connection with our organization and the offering of our Class A units, which are initially expected to be approximately $[●], and up to approximately [●]% of gross offering proceeds if we raise the maximum offering amount. Offering expenses will include, without limitation, all legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer-manager fees. We will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the offering. Thereafter, reimbursement payments will be made beginning on a date selected by our Manager in monthly installments without interest until paid in full.	The actual amount will vary depending on the number Class A units sold. Initially organizational and offering expenses are expected to be approximately $[●] and may be up to approximately [●]% of gross offering proceeds if we raise the maximum offering amount.
Asset Management Fee – Manager	We will pay our Manager a quarterly asset management fee at an annualized rate of 0.75%. The asset management fee will be based on our NAV at the end of each quarter, which, following December 31, 2021, will be announced within 15 days following the last day of each quarter.	Actual amounts are dependent upon our NAV and, therefore, cannot be determined at this time.
Other Operating Expenses – Manager or its Affiliates

We will reimburse our Sponsor and our Manager for our allocable share of the salaries, benefits, office and other overhead of personnel providing services to us. We will also reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us.

In addition, we will reimburse our Manager for out-of-pocket expenses incurred in connection with the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses (including expenses related to potential transactions that do not close), including, without limitation legal and accounting fees and expenses, costs of due diligence (including appraisals, surveys, engineering reports and environmental site assessments), travel and communications expenses and other closing costs and miscellaneous expenses related to the acquisition of our investments.

Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.
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Participation in Distribution – Manager	Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Company or any subsidiary. As a result, any time we recognize operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distributions, regardless of whether the holders of our Class A units have received a return of their capital. The Class B units that our Manager holds are also subject to percentage-based anti-dilution protection. Accordingly, the distributions rights that our Manager is entitled to may never be diluted to less than 5%. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.
Property Management Oversight Fee – Manager or its Affiliates	In addition, our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of the Operating Company, equal to 1% of the revenue generated by the applicable property.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

Summary of Risk Factors

Investing in our Class A units involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus, beginning on page 22, which contains a description discussion of the material risks that you should consider before you invest in our Class A units.

Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

Our Sponsor’s investment and asset management professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this prospectus, two real estate funds and may in the future sponsor other real estate funds that may have similar investment criteria to ours. In addition, our Sponsor currently sponsors, as of the date of this prospectus, a qualified opportunity fund REIT with investment criteria similar to ours.

Our Sponsor’s investment and asset management professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved.

The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

We may in the future decide to internalize our management function and, should we elect do so, we may acquire our Manager’s or its affiliates’, including our Sponsor’s, assets and personnel. We, our Operating Company and our Manager have entered into a management agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. The terms of the management agreement restrict us from hiring or soliciting any employee of our Manager or its affiliates, including our Sponsor, for a period of two years from termination of the management agreement. This restriction could make it difficult for us to internalize management without acquiring assets and personnel from our Manager and its affiliates, including our Sponsor, for consideration that would be negotiated at the time of any such acquisition. Such consideration could take many forms, including issuance of units or cash payments, which could result in the dilution of your interest in us or directly impact our NAV, by reducing the amount of our assets.

Distributions

We do not expect to pay any distributions until the proceeds of this offering are invested and generating operating cash flow. Once we begin to pay distributions, we expect to pay them quarterly, in arrears, but may pay them less frequently as determined by us following consultation with our Manager. Any distributions that we do pay will be at the discretion of our Manager, subject to Board oversight, and based on, among other factors, our present and projected future earnings, cash flow, capital needs and general financial condition, as well as any requirements of applicable law. In order to participate in any distribution that we do pay you must be a holder of record of our Class A units as of the date we set as the record date for such distribution, and as of the ex-date, if applicable. We expect that we will set the rate of distributions at a level that will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our operating agreement does not require that we pay distributions to our Members.

While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, return of capital, net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire assets and investments, and will directly impact our NAV, by reducing the amount of our assets. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of

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additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units. We have not established a limit on the amount of offering proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level, if at all. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

In addition, any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return

Borrowing Policy

We intend to employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Company.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio. See “Investment Objectives and Strategy” for additional details regarding our leverage policies.

Valuation Policies

Beginning with the first quarter following the December 31, 2021 year end, and every quarter thereafter, we plan to calculate our net asset value within 15 days of the start of each quarter. We will calculate our NAV as of the last day of the immediately preceding quarter (the “Determination Date”) and any adjustment to our NAV will take effect as of the first business day following its public announcement and remain in effect until the last day of the then-current quarter. Our adjusted NAV per Class A unit will be equal to our adjusted NAV divided by the number of Class A units outstanding on the Determination Date. We may also engage a third party to prepare or assist with preparing the NAV of our Class A units.

Our NAV will be calculated using a process that may reflect some or all of the following components: (i) estimated values of each of our assets and investments, including related liabilities, based on: (a) market capitalization rates, comparable transaction information, interest rates, net operating income; (b) with respect to debt, default rates, discount rates and loss severity rates; (c) for commercial real estate properties that have development or value add plans, progress along such development or value add plans; and (d) in certain instances, reports of the underlying assets and investments by an independent valuation expert; (ii) the price of liquid assets for which third party market quotes are available; (iii) accruals of our periodic distributions; and (iv) estimated accruals of our operating revenues and expenses.

Where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. See “Net Asset Value Calculations and Valuation Policies” for additional details on our valuation policies.

Quarterly NAV Per Class A Unit Adjustments

We set our initial offering price at $[●] per Class A unit, which will be the purchase price of our Class A units through December 31, 2021. Thereafter, the per Class A unit purchase price in this offering will be adjusted every fiscal quarter, within 15 days following the last day of the prior fiscal quarter. The adjusted per Class A unit purchase price will be effective as of the first business day following its public announcement and will be equal to our NAV as of the last day of the prior fiscal quarter divided by the number of Class A units outstanding as of the last day of the prior fiscal quarter.

We will file a prospectus supplement with the SEC disclosing the quarterly determination of our NAV per Class A unit for a given fiscal quarter See “Net Asset Value Calculations and Valuation Policies” for additional details on our quarterly adjustments to our NAV per Class A unit.

Liquidity Opportunities

While you should view your investment as a long-term investment with limited liquidity, in an effort to provide holders of our Class A units with some level liquidity in respect of their investment as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part we intend to engage a registered broker-dealer to sponsor our Class A

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units for quotation on the OTCQX or, if we meet the applicable listing requirements, apply for listing on a national securities exchange.

Tax Information

As a partnership, our operating results, including distributions of income, gains, losses, deductions, credits and adjustments to the carrying value of our assets and investments, will be reported on Schedule K-1 to IRS Form 1065 and distributed annually to each holder of our Class A units. Your Schedule K-1 will contain information regarding your allocable share of our items of income, gain, loss, deduction, credit and adjustments to the carrying value of our assets and investments. Schedule K-1s are usually complex, and you may find that preparing your own tax returns requires additional time. You may also find it necessary or advisable to engage the services of an accountant or other tax adviser, at your own cost and expense, to assist with the preparation of your tax returns.

In addition, it is possible that your income tax liability with respect your allocable share of our income for a particular taxable year, as reflected on your Schedule K-1, could exceed the amount of cash distributions, if any, that we make to you for that taxable year, thus giving rise to an out-of-pocket tax liability. Accordingly, you should consult with your own accountant or other tax advisers concerning the tax consequences of your specific tax circumstances prior to acquiring, holding or disposing of any of our Class A units.

Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

Investment Company Act Considerations

We intend to engage primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Section 3(a)(1)(A) of the Investment Company Act a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. A company is an investment company under Section 3(a)(1)(C) of the Investment Company Act, if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test”). The Investment Company Act defines investment securities generally as all securities except U.S. government securities and securities issued by “majority-owned subsidiaries” which are not themselves investment companies and are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The Investment Company Act further defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding “voting securities” of which are owned by such person, or by another company which is a majority-owned subsidiary of such person, and voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

All of our assets will be held by, and all of our operations will be conducted through, our Operating Company, either directly or indirectly through its subsidiaries. To further diversify our investment portfolio, we also intend to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC or its affiliates (collectively, the “Belpointe SP Group”), as well as independent developers and owners. We will frequently acquire an interest in a property where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the forgoing. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

Neither we nor our Operating Company nor any of the majority-owned subsidiaries of our Operating Company will engage primarily or be held out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our initial investments are expected to consist of commercial properties located in qualified opportunity zones, and future investments are expected to include a wide range of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Accordingly, we believe that neither we nor our Operating Company nor any of the majority-owned subsidiaries of our Operating Company will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Further, we intend to hold our assets and conduct our operations such that we, our Operating Company and most, if not all, of the majority-owned subsidiaries of our Operating Company comply with the 40% Test and we will continuously monitor our holdings to confirm such compliance. We do not expect most, if any, of the majority-owned subsidiaries of our Operating Company to rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. As such, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that neither we nor our Operating Company nor most, if not all, of the majority-owned subsidiaries of our

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Operating Company will be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act. See “Investment Objectives and Strategy—Investment Company Act Considerations.”

If we, our Operating Company or any of the majority-owned subsidiaries of our Operating Company were to ever inadvertently fall within the definition of an “investment company,” we may rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Through a series of no-action letters the SEC has taken the position that this exception may be available if: at least 55% of an entity’s assets consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of “real estate-type interests;” with at least 80% of the entity’s total assets consisting of qualifying interests and real estate-type interests and no more than 20% of its total assets consisting of assets that have no relationship to real.

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Company or any of the subsidiaries of our Operating Company will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. See “Risk Factors—Risks Related to This Offering and our Organizational Structure” for a discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act.

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Risk Factors

An investment in our Class A units involves substantial risks. You should carefully consider the following material risks in addition to the other information contained in this prospectus before you decide to purchase our Class A units. The occurrence of any of the following risks might cause you to lose all or a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to This Offering and our Organizational Structure

We have no operating history, and as of the date of this prospectus, our total assets consist of $10,000 in cash. The prior performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor may not predict our future results.

We are a recently formed company and have no operating history and we may not be able to achieve our investment objectives. As of the date of this prospectus, we have not made any investments in real estate or otherwise and do not own any properties or have any operations or financing from sources other than our Sponsor or its affiliates. We cannot assure you that the past experiences of Sponsor or its affiliates will be sufficient to allow us to successfully achieve our investment objectives. Our lack of any operating history significantly increases the risk and uncertainty you face in making an investment in our Class A units.

There can be no assurance that we will be able to successfully identify, make and realize any particular investment or generate returns for our investors (or that such returns will be commensurate with the risks associated with an investment in our Class A units). Furthermore, there can be no assurance that our investors will receive any distributions. Accordingly, an investment in our Class A units should only be undertaken by investors who can afford a loss of their entire investment.

This is a blind pool offering and thus you will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

We have not yet acquired or identified any investments that we may make and thus are not able to provide you with any information to assist you in evaluating the merits of any specific properties or real estate-related investments that we may acquire, except for investments that may be described in one or more supplements to this prospectus. We will seek to invest substantially all of the net offering proceeds from this offering, after the payment of fees and expenses, in the acquisition of or investment in real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate companies, as well as select private equity investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. However, because you will be unable to evaluate the economic merit of our investments before we make them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. There can be no assurance that our Manager will be successful in obtaining suitable investments or that, if such investments are made, our investment objectives will be achieved. Furthermore, our Manager will have broad discretion in selecting investments, and you will not have the opportunity to evaluate potential investments. These factors increase the risk that your investment may not generate returns comparable to other investment alternatives.

We have not identified any investments to acquire with the net proceeds of this offering and you will not be able to evaluate our future investments prior to purchasing Class A units, which makes your investment more speculative.

We have not yet identified any investments that we may make, we are not able to provide you with any information to assist you in evaluating the merits of any specific future investments that we may make, except for investments that may be described in supplements to this prospectus. We will seek to invest substantially all of the net offering proceeds from this offering, after the payment of fees and expenses, in the acquisition of or investment in real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate companies, as well as select private equity investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. However, because you will be unable to evaluate the economic merit of investments before we make them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Because no public trading market for our Class A units currently exists, it will be difficult for you to sell your Class A units and, if you are able to sell your Class A units, you may have to sell them at a substantial discount to the offering price.

Our Class A units are not traded on any public market and we are not required to effectuate a liquidity event by any specific date. We intend, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part, to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX, or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. Notwithstanding these intentions, no public market currently exists for our Class A units and there may never be one. Any subsequent sale of our Class A units must comply with applicable state and federal securities laws. As a result, it will be difficult for you to sell your Class A units promptly or at all. If you are able to sell your Class A units, you may have to sell them at a discount to their offering price. It is also likely that your Class A units will not be accepted as primary collateral for a loan. You should purchase our Class A units only as a long-term investment

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because of their illiquid nature.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

We intend, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part, to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX, or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. Notwithstanding these intentions, we are not required to effectuate a liquidity event by any specific date, and you should view your investment as a long-term investment with limited liquidity. Market conditions and other factors could cause us to delay the quotation or listing of our Class A units on the OTCQX or a national securities exchange or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets. If our Board does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and federal income tax effects on the holders of our Class A units, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your Class A units may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends on the ability of our Manager to select suitable and successful investment opportunities for us. If we fail to raise sufficient proceeds from the sale of Class A units in this offering, we will be unable to make any investments. At the same time, the more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds in investments that meet our investment criteria. Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. We cannot assure you that our Manager will initially be successful in locating and obtaining suitable qualified opportunity zone investments or that, if our Manager makes qualified opportunity zone investments on our behalf, our objectives will be achieved. What’s more, increased competition from other opportunity zone funds as well as any prospective legislative or regulatory changes related to qualified opportunity zone investments, may make it more difficult for our Manager to make suitable qualified opportunity zone investments. If we, through our Manager, are unable to find suitable investments promptly, we may invest in short-term, investment-grade obligations or accounts in a manner that is consistent with our intended qualification as a publicly traded partnership and qualified opportunity fund. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Our ability to deploy capital we raise in this offering may be constrained.

If we are able to quickly raise capital during this offering, we may have difficulty identifying and purchasing suitable properties on attractive terms. In addition, increased competition from other opportunity zone funds, a lack of suitable qualified opportunity zone investment opportunities or other market-related constraints, may also make it more difficult for our Manager to deploy the capital we raise in this offering. Therefore, there could be a delay between the time we receive net proceeds from the sale of our Class A units in this offering and the time we invest the net proceeds. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. If we fail to timely invest the net proceeds of this offering, our results of operations and financial condition may be adversely affected.

The offering price of our Class A units was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay.

We have established the offering price of our Class A units on an arbitrary basis. The selling price of our Class A units bears no relationship to our book or asset values or to any other established criteria for valuing equity. We plan to determine the net asset value (“NAV”) of our Class A units beginning with the first quarter following the December 31, 2021 year end, and every quarter thereafter. The per Class A unit purchase price will be adjusted within 15 days of the start of each quarter. We will calculate our NAV as of the last day of the immediately preceding quarter (the “Determination Date”) and any adjustment to our NAV will take effect as of the first business day following its public announcement and remain in effect until the last day of the then-current quarter. Our adjusted NAV per Class A unit will be equal to our adjusted NAV divided by the number of Class A units outstanding on the Determination Date.

Our NAV will be calculated using a process that may reflect some or all of the following components: (i) estimated values of

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each of our assets and investments, including related liabilities, based on: (a) market capitalization rates, comparable transaction information, interest rates, net operating income; (b) with respect to debt, default rates, discount rates and loss severity rates; (c) for commercial real estate properties that have development or value add plans, progress along such development or value add plans; and (d) in certain instances, reports of the underlying assets and investments by an independent valuation expert; (ii) the price of liquid assets for which third party market quotes are available; (iii) accruals of our periodic distributions; and (iv) estimated accruals of our operating revenues and expenses.

We may engage a third party to prepare or assist with preparing the NAV of our Class A units. In addition, where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. The independent valuation expert will not be responsible for, prepare or assist with preparing our NAV per Class A unit.

As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. The use of different judgments or assumptions would likely result in different estimates of the value of our assets and investments and, consequently, our NAV. Moreover, although we will calculate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, accordingly the NAV in effect for any given fiscal quarter may not accurately reflect the amount that might otherwise be paid for your Class A units in a market transaction. Further, for any given fiscal quarter, our published NAV may not fully reflect certain material events to the extent that they are unknown or their financial impact on our assets or investments is not immediately quantifiable.

Our goal is to provide a reasonable estimate of the market value of our Class A units within 15 days following the last day of each fiscal quarter.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, we do not represent, warrant or guarantee that: (i) you will be able to realize the NAV per Class A unit for your Class A units if you attempts to sell them; (ii) you will ultimately realize distributions per Class A unit equal to the NAV per Class A units you own upon liquidation of our assets and investments and settlement of our liabilities or a sale of our company; (iii) our Class A units will trade at their NAV per Class A unit if quoted on the OTCQX or listed on a national securities exchange; or (iv) a third party would offer the NAV per Class A unit in an arm’s-length transaction to purchase all or substantially all of our Class A units. Furthermore, any distributions that we make will directly impact our NAV, by reducing the amount of our assets. See “Net Asset Value Calculations and Valuation Policies” for additional details on our quarterly adjustments to our NAV per Class A unit.

Our Sponsor does not hold a significant amount of our equity. As such our Sponsor may not be as strongly incentivized to avoid losses a sponsor who does hold significant equity in its companies, and as a result you may be more likely to sustain a loss on your investment.

Our Sponsor, Belpointe, LLC, has acquired [●] of our Class A units in connection with our formation for net proceeds to us of $10,000. Accordingly, if we are successful in raising enough offering proceeds to be able to reimburse our Sponsor for any organizational and offering expenses incurred on our behalf, our Sponsor will have very little exposure to loss in the value of our Class A units. Without this exposure, the holders of our Class A units may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of our Class A units as do those sponsors who make more significant equity investments in their companies.

Our Manager and its affiliates have little or no experience managing a portfolio of assets in the manner necessary to maintain our intended qualification as a publicly traded partnership and qualified opportunity fund or our exclusion or exemption from registration under the Investment Company Act.

In order to maintain our intended qualification as a publicly traded partnership and qualified opportunity fund and our exclusion or exemption from registration under the Investment Company Act, our assets and investment may be subject to certain restrictions that could limit our operations meaningfully. The publicly traded partnership rules and regulations and Opportunity Zone Regulations are highly technical and complex, and our failure to comply with the requirements and limitations imposed by these rules and regulations could prevent us from qualifying as a publicly traded partnership or qualified opportunity fund or could force us to pay unexpected taxes and penalties. Our Manager and its affiliates have little or no experience managing assets and investments in the manner necessary to maintain our intended qualification as a publicly traded partnership and qualified opportunity fund or our exclusion or exemption from registration under the Investment Company Act. This inexperience may hinder our ability to achieve our objectives, result in our failing to achieve or losing of our qualification as a publicly traded partnership or qualified opportunity fund or our exclusion or exemption from registration under the Investment Company Act. As a result, we cannot assure you that we will be able to successfully operate as a publicly traded partnership and qualified opportunity fund, comply with regulatory requirements applicable to publicly traded partnerships and qualified opportunity funds, maintain our exclusion or an exemption from registration under the Investment Company Act, or execute our business strategies.

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We have minimal operating capital and no revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations through advances from our Manager, Sponsor, or an affiliate of our Manager or Sponsor, from the sale of our Class A units in this offering or through other financing alternatives. There can be no assurance that our Manager, Sponsor, or an affiliate of our Manager or Sponsor, will continue to advance us funds, and they are not obligated to do so. There can also be no assurance that we will be able to successfully raise operating capital in this offering or that we will have access to other financing alternatives. Our failure to successfully obtain operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and the holders of our Class A units and may result in your losing some or all of your investment.

Any adverse changes in our Sponsor’s financial health, or our Sponsor’s and our relationship with our Manager or its affiliates could hinder our operating performance and the return on your investment.

We, our Operating Company and our Manager have entered into a management agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. Pursuant to the management agreement, our Manager will manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to oversight by our Board.

We, our Operating Company, our Sponsor and our Manager have also entered into a shared services agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. Pursuant to this shared services agreement, our Manager will be provided with access to, among other things, our Sponsor’s and its affiliates’ portfolio management, asset valuation, risk management and asset management professionals and services as well as administration professionals and services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the management agreement.

This team of investment, asset management and other professionals, acting through our Manager, will make all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager will also provide portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. As such, our ability to achieve our investment objectives and to pay distributions to the holders of our Class A units is dependent in part on our Sponsor’s financial condition and our Sponsor’s and our relationship with our Manager. Any adverse changes in our Sponsor’s financial condition or our Sponsor’s or our relationship with our Manager could hinder our ability to successfully manage our operations and our portfolio of assets and investments.

In addition, our Manager and our Sponsor only have limited assets and our recourse against our Manager or our Sponsor if it does not fulfill its obligations under the management agreement will likely be limited to our termination of the management agreement.

If our Sponsor fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Sponsor’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. In particular, each of Brandon Lacoff and Martin Lacoff is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Brandon Lacoff, Martin Lacoff or other executive officers or key personnel of our Manager and the process to replace any of our Sponsor’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

The management agreement with our Manager was not negotiated with an unaffiliated third party on an arm’s length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. We will pay our Manager a management fee regardless of the performance of our investments. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay distributions to holders of our Class A units and the market price of our Class A units.

Terminating the management agreement for unsatisfactory performance by our Manager or electing not to renew the management agreement may be difficult, and, even if we elect not to renew or terminate the management agreement, our Manager will continue to hold our Class B units.

Terminating the management agreement for unsatisfactory performance by our Manager is difficult and potentially costly. The initial term of the management agreement will commence as of the effective date of the registration statement of which this

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prospectus forms a part and continue through December 31, 2024. We may only terminate the management agreement (i) for “cause,” (ii) upon the bankruptcy of our Manager, or (iii) upon a material breach of the management agreement by our Manager. “Cause” is defined in the management agreement to mean fraud or willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us. Following the initial term, the management agreement will automatically renew for an unlimited number of three-year terms unless we elect not to renew or terminate it by providing our Manager with 180 days’ prior notice. We will review and evaluate our Manager’s performance under the management agreement at least 180 days prior to each renewal term.

In the event we elect not to renew the management agreement or the management agreement is terminated prior to the end of a term, our Manager will continue to hold 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized by or distributed from the Operating Company or any subsidiary. As a result, any time we recognize operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The Class B units that our Manager holds are also subject to percentage-based anti-dilution protection. Accordingly, the distributions rights that our Manager is entitled to may never be diluted to less than 5%.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units.

While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, return of capital, net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to make investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units. We have not established a limit on the amount of offering proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level, if at all. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Your interest in us will be diluted if we issue additional units, which could reduce the overall value of your investment.

Under our operating agreement, we have authority to issue an unlimited number of additional units and options, rights, warrants and appreciation rights relating to such units. In particular, our Board is authorized to provide for the issuance of an unlimited amount of one or more classes or series of units and to fix the number of units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without member approval. We may elect to issue and sell additional units in this or future private or public offerings or issue units to our Manager or its affiliates, including our Sponsor, in payment of outstanding fees and expenses. Holders of our Class A units will not have preemptive rights to any units we issue in the future. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted, which could reduce the overall value of your investment.

Our investment guidelines will delegate broad discretion to our Manager and our Board will not approve each investment and financing decision made by our Manager.

Our investment guidelines will delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will periodically review our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. Our Board will not, and will not be required to, review all of our proposed investments. Our Manager may use complex strategies or enter into costly transactions that difficult or impossible to unwind by the time they are reviewed by our Board, which could result in investment returns that are below expectations or that result in losses, and which would materially and adversely affect our business operations and results.

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We may change our investment strategy and guidelines without Member consent, which could result in investments that are different from those described in this prospectus.

Our investment guidelines will delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will also periodically review our portfolio of commercial real estate assets, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. We may, at any time and without Member approval, change our investment strategy and guidelines or cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments, which could result in investments that are different from those described in this prospectus.

Our operating agreement contains provisions that substantially limit remedies available to holders of our units for actions that might otherwise result in liability for our officers, directors or Manager.

While our operating agreement provides that our officers and directors have fiduciary duties equivalent to those applicable to officers and directors of a Delaware corporation under the Delaware General Corporation Law (“DGCL”), our operating agreement also provides that our officers and directors are liable to us or holders of our units for an act or omission only if such act or omission constitutes a breach of the duties owed to us or the holders of our units, as applicable, by any such officer or director and such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud. Moreover, in addition to the indemnity that exists in our operating agreement, we will enter into separate indemnification agreements with each of our directors and officers, that will indemnify them, to the fullest extent permitted by applicable law, against all expenses and liabilities (including judgments, fines, penalties, interest and amounts paid in settlement) incurred by them in connection with any proceeding in which any of them are made a party to or any claim, issue or matter, except to the extent that it shall have been determined in a final non-appealable judgment by a court of competent jurisdiction that such expenses and liabilities arose primarily from acts or omissions that that violated the standard set forth in the preceding sentence. Furthermore, our operating agreement provides that our Sponsor will not have any liability to us or our any holder of our units for any act or omission and is indemnified in connection therewith.

Under our operating agreement, we, our board of directors or our Manager are entitled to take actions or make decisions in our “sole discretion” or “discretion” or that we deem “necessary or appropriate” or “necessary or advisable.” In those circumstances, we, our board of directors or our Manager are entitled to consider only such interests and factors as we desire, including our own, our directors’ or our Manager’s interests, and neither we nor our board of directors nor our Manager have any duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any holder of our units, and neither we nor our board of directors nor our Manager will be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity, except that we must act in good faith at all times. These modifications of fiduciary duties are expressly permitted by Delaware law. These modifications restrict the remedies available to the holders of our units for actions that, without such modifications, may constitute breaches of duty (including fiduciary duty).

Certain claims that may be brought against the Company or our Sponsor, Manager, directors, officers or other agents must be resolved by final and binding arbitration, which follows a different set of procedures and may be more restrictive than litigation.

Our operating agreement provides that all claims, controversies or disputes brought by or on behalf of one or more of our Members, record holders or beneficial owners of our units against the Company or our Sponsor, Manager or any of our directors, officers or other agents must be resolved by final and binding arbitration. As a result, we and our Members, record holders and beneficial owners of our units will not be able to pursue litigation in federal or state court against the Company or our Sponsor, Manager or any of our directors, officers or other agents, and instead will be required to pursue such claims through a final and binding arbitration proceeding.

Our operating agreement provides that such arbitration proceedings would generally be conducted in accordance with the rules and policies of the American Arbitration Association. These rules and policies may provide significantly more limited rights than litigation in a federal or state court. In addition, our operating agreement provides that all arbitration proceedings will be closed to the public and confidential, that discovery will be limited to matters directly relevant to issues in the proceeding, and that the parties waive the right to a jury. Our operating agreement also generally provides that each party to an arbitration proceeding is required to bear its own expenses, including attorneys’ fees, that the arbitrator may not render an award that includes shifting of costs or expenses or, in a derivative case, award any portion of the Company’s award to any other party or other party’s attorneys and that all arbitrations must take place on an individual basis. The mandatory arbitration provisions of our operating agreement may discourage our Members, record holders or beneficial owners of our units from bringing, and attorneys from agreeing to represent such parties in, claims against the Company or our Sponsor, Manager or any of our directors, officers or other agents. Any person or entity purchasing or otherwise acquiring or holding any interest in our units shall be deemed to have notice of and to have consented to our mandatory arbitration provisions.

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The mandatory arbitration provisions of our operating agreement do not relieve us of our duties to comply with, and our Members, record holders and beneficial owners of our units cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. We believe that the mandatory arbitration provisions in our operating agreement are enforceable under both federal and state law, including with respect to federal securities law claims, however, there is uncertainty as to their enforceability and it is possible that they may ultimately be determined to be unenforceable.

Our operating agreement designates the United States District Court for the Southern District of New York or, if that court does not have jurisdiction, the state courts of New York located in the borough of Manhattan, City of New York, as the sole and exclusive forum for certain claims precluded from resolution pursuant to the mandatory arbitration provision of our operating agreement.

Our operating agreement provides that all claims, controversies or disputes brought by or on behalf of one or more of our Members, record holders or beneficial owners of our units against the Company or our Sponsor, Manager or any of our directors, officers or other agents that are precluded from resolution by mandatory arbitration, must be brought before the United States District Court for the Southern District of New York or, if that court does not have jurisdiction, the state courts of New York located in the borough of Manhattan, City of New York, as the sole and exclusive forum for such preclude claim.

The portion of our exclusive forum selection provision designating the state courts of New York located in the borough of Manhattan, City of New York, as the exclusive forum for certain claims precluded from arbitration would not apply to claims brought to enforce a duty or liability created by the Exchange Act, as such claims fall under the exclusive jurisdiction of the federal courts, however the portion of our forum selection provision designating the United States District Court for the Southern District of New York would apply to any such claims. Our exclusive forum selection provision would apply to claims brought to enforce a duty or liability created by the Securities Act. The exclusive forum selection provision in our operating agreement may discourage our Members, record holders or beneficial owners of our units from bringing, and attorneys from agreeing to represent such parties in, claims against the Company or our Sponsor, Manager or any of our directors, officers or other agents. Any person or entity purchasing or otherwise acquiring or holding any interest in our units shall be deemed to have notice of and to have consented to our exclusive forum selection provision.

The exclusive forum selection provision of our operating agreement does not relieve us of our duties to comply with, and our Members, record holders and beneficial owners of our units cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. We believe that the exclusive forum selection provision in our operating agreement is enforceable under both federal and state law, including with respect to federal securities law claims, however, there is uncertainty as to its enforceability and it is possible that it may ultimately be determined to be unenforceable.

Holders of our Class A units will have limited voting rights and may be bound by a majority or supermajority vote or by a vote of the holders of our Class M units, as applicable.

We are owned by the holders of our Class A units, Class B units and Class M units. Each Class A unit and each Class B unit entitles the holder thereof to one vote per unit. Each Class M unit entitles the holder thereof to that number of votes equal to the product obtained by multiplying (i) the sum of aggregate number of outstanding Class A units plus Class B units, by (ii) 10, on matters on which holders of our Class M units have a vote.

The holders of our Class A units and Class B units will have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the Class A units or Class B units, as applicable, election of our directors (other than the Class M Director (as hereinafter)), removal of our directors for “cause” (other than the Class M Director), and our dissolution. Generally, matters to be voted on by the holders of our Class A units must be approved by a majority of the votes cast by all Class A units and Class B units, voting together as a single class, that are present in person or represented by proxy, although the vote to remove a director for “cause” requires a super-majority, four-fifths vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

Our Manager will hold 100% of our Class M units for so long as it remains our manager. Accordingly, our Manager will be able to determine the outcome of all matters on which holders of our Class M units have a vote. Such matters include certain mergers and acquisitions, certain amendments to our operating agreement and the election of one Class III director (the “Class M Director”). The Class M units do not represent an economic interest in the Company.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

We will be externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor. We may in the future decide to internalize our management function and, should we elect do so, we may acquire our Manager’s or its affiliates’, including our Sponsor’s, assets and personnel. We, our Operating Company and our Manager have entered into a management agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. The terms of the management agreement restrict us from hiring or soliciting any employee of our Manager or its affiliates, including our Sponsor, for a period of two years from termination of the management agreement. This restriction could make it difficult for us to internalize management without acquiring assets and personnel from our Manager and its affiliates, including our Sponsor, for consideration that would be negotiated at the time of any

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such acquisition. Such consideration could take many forms, including issuance of units or cash payments, which could result in the dilution of your interest in us or directly impact our NAV, by reducing the amount of our assets. If we internalize management, we will no longer pay asset management fees to our Manager, however, our direct expenses, such as the compensation and benefits costs and expenses associated with having officers and other employees and consultants, would increase. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease our net income and funds from operations and may further dilute your investment.

We will incur increased costs and expenses associated with qualifying and maintaining our status as a publicly traded partnership and operating as an Exchange Act reporting company.

We have no history of qualifying and maintain our status as a publicly traded partnership or operating as an Exchange Act reporting company. Once the registration statement of which this prospectus forms a part becomes effective, we will incur additional costs and expenses associated qualifying and maintaining our status as a publicly traded partnership and operating as an Exchange Act reporting company, including, without limitation, costs and expenses associated with the preparation and filing of annual and quarterly reports, federal and state tax returns, Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation, accounting and audit fees and incremental insurance costs, including director and officer liability insurance. It is possible that actual costs and expenses associated with qualifying and maintain our status as a publicly traded partnership and operating as an Exchange Act reporting company will be higher than we currently estimate and we may require additional capital or future earnings to cover these costs and expenses, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

We will not be required to comply with certain reporting and disclosure requirements that are applicable other public companies.

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we intend to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”); or
•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt, or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act. In addition, so long as we are externally managed by our Manager and we do not directly compensate our executive officers, or reimburse our Manager or its affiliates for the compensation paid to persons who serve as our executive officers, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek Member approval of executive compensation and golden parachute compensation arrangements pursuant to Sections 14A(a) and (b) of the Exchange Act. See “Plan of Operation—Emerging Growth Company”

There can be no assurance that prospective investors will not find our Class A units less attractive because we are an emerging growth company or because we have chosen to rely on the exemptions discussed above.

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Your investment returns may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to engage primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). See “Questions and Answers About This Offering—Are there Investment Company Act considerations?”

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Company or any of the subsidiaries of our Operating Company will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

We intend to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, including Belpointe SP, LLC.

All of our assets will be held by, and all of our operations will be conducted through, our Operating Company, either directly or indirectly through its subsidiaries. To further diversify our investment portfolio, we also intend to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC (“Belpointe SP”), or its affiliates (together with Belpointe SP, the “Belpointe SP Group”), as well as independent developers and owners.

We anticipate acquiring an interest in properties where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing, substantially all of which will be structured in one of the following formats:

•	A member of the Belpointe SP Group will act as the general partner, manager or managing member of a joint venture in which our Operating Company, directly or indirectly through its subsidiaries, will participate as a limited partner or non-managing member, and a member of the Belpointe SP Group will act as the developer of the projects owned by the joint venture.
•	A member of the Belpointe SP Group will act as the general partner, manager or managing member of joint ventures in which subsidiaries of our Operating Company, directly or indirectly through its subsidiaries, will participate as limited partners or non-managing members. A member of the Belpointe SP Group will partner with local developers to create satellite offices, which will act as the developer for multiple joint venture projects with our Operating Company, directly or indirectly through its subsidiaries, within specific regions of the United States and its territories.
•	Our Manager or a member of Belpointe SP Group will set up exclusive programmatic joint ventures with experienced regional developers to co-invest and co-develop in one or more projects within specific regions of the United States and its territories. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the programmatic joint ventures with subsidiaries of our Operating Company participating limited partners or non-managing members.
•	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with experienced local developers to co-invest and co-develop projects on a deal-by-deal basis. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the joint ventures with subsidiaries of our Operating Company participating as limited partners or non-managing members. A member of the Belpointe SP Group will act as the co-developer of projects with the joint venture partners and developers.
•	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with independent third-party experienced local developers to co-invest and co-develop on our behalf. Typically, the joint venture partners and developers will act as the general partner or managing member for the joint ventures with subsidiaries of our Operating Company participating as limited partners or non-managing members.
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We do not anticipate members of the Belpointe SP Group making any capital commitments to, or cash investments in, any of our joint venture investments. In addition, any membership interests that members of the Belpointe SP Group hold in our joint venture investments in their capacity as a general partner, manager or managing member will be exempt from paying any promotes.

Under these joint venture arrangements, members of the Belpointe SP Group, their development affiliates and co-development partners will be entitled to receive project level fees, reimbursement by the joint ventures for fees and expenses, their promoted interest on a deal-by-deal basis and other fees. If a joint venture includes third party limited partners or non-managing members, in addition to a directly or indirectly owned subsidiary of our Operating Company, the general partner, manager or managing member of that joint venture, including members of the Belpointe SP Group, will receive a promoted interest on capital invested by all limited partners or non-managing members, however the promoted interest on third-party limited partners’ or non-managing members’ capital may be different from the promoted interest on our capital. For a detailed description of our anticipated joint venture, partnerships, co-tenancies and other co-ownership arrangements, see “Investment Objectives and Strategies—Opportunity and Market Overview—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

We may make a substantial amount of joint venture investments, including with affiliates of our Manager and Sponsor, such as members of the Belpointe SP Group. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We may co-invest in joint ventures with affiliates of our Manager and Sponsor, including members of the Belpointe SP Group, or third parties in partnerships or other entities that own real estate properties. We may acquire non-controlling interests in joint ventures. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

If we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a joint venture partner subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. In some joint ventures we may be obligated to buy all or a portion of our joint venture partner’s interest in connection with a crystallization event, and we may be unable to finance such a buy-out when such crystallization event occurs, which may result in interest or other penalties accruing on the purchase price. If we buy our joint venture partner’s interest, we will have increased exposure in the underlying investment. The price we use to buy our joint venture partner’s interest or sell our interest is typically determined by negotiations between us and our joint venture partner and there is no assurance that such price will be representative of the value of the underlying property or equal to our then-current valuation of our interest in the joint venture that is used to calculate our NAV. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our joint venture partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with affiliates of our Manager and Sponsor, including members of the Belpointe SP Group, may also entail further conflicts of interest. Some additional risks and conflicts related to our joint venture investments (including joint venture investments with our Manager, Sponsor and members of the Belpointe SP Group) include:

•	the joint venture partner may have economic or other interests that are inconsistent with our interests, including interests relating to the financing, management, operation, leasing or sale of the assets purchased by such joint venture;
•	tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner may cause it to want to take actions contrary to our interests;
•	the joint venture partner may have joint control of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;
•	under the joint venture arrangement, neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of us;
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•	under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we may be forced to sell our investment in the joint venture, or buy the joint venture partner’s share of the joint venture at a time when it would not otherwise be in our best interest to do so; and
•	our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such other vehicle not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with our affiliates or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

Operational risks may disrupt our business, result in losses or limit our growth.

We rely heavily on our and Sponsor’s financial, accounting, communications and other data processing systems. Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems are from time to time subject to cyberattacks. Breaches of our Sponsor’s network security systems could involve attacks that are intended to obtain unauthorized access to our proprietary information or personal identifying information of holders of our Class A units, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyberattacks and other means and could originate from a wide variety of sources, including unknown third parties outside the firm. Although our Sponsor takes various measures to ensure the integrity of such systems, there can be no assurance that these measures will provide protection. If such systems are compromised, do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

In addition, we rely on third-party service providers for certain aspects of our business, including for certain information systems, technology and administration. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could affect our reputation and hence adversely affect our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict.

Risks Related our Assets and Investments

Our success is dependent on general market and economic conditions.

Our activities and investments may be adversely affected by changes in market, economic, political or regulatory conditions, such as interest rates, availability of credit, credit defaults, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation of us or of our investments), and national and international political, environmental and socioeconomic circumstances (including disease outbreaks, wars, terrorist acts or security operations), as well as by numerous other factors outside the control of our Manager. These factors may impair our profitability or result in losses. In addition, general fluctuations in real estate market prices and interest rates may affect our investment opportunities and the value of our investments. These factors are outside of our control.

The outbreak of COVID-19, first identified in Wuhan, China in December 2019, has spread globally. Government efforts to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The foregoing events are likely to adversely affect business confidence, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of COVID-19 also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Our financial condition may also be adversely affected by economic downturn, related to COVID-19 or otherwise.

A recession, slowdown or sustained downturn in the U.S. or global economy (or any particular segment thereof) or weakening of credit markets could adversely affect the value of our assets and our profitability, impede our ability to perform under or

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refinance our existing obligations, and impair our ability to effectively deploy our capital or effectively exit or realize upon investments on favorable terms. Moreover, we may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on our business and operations. Any of the foregoing events could result in substantial or total losses to us in respect of certain investments, which losses may be exacerbated by our use of leverage.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We face competition from various entities for investment opportunities, including other qualified opportunity funds, REITs, pension funds, insurance companies, private equity and other alternative investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our Sponsor and its affiliates, especially those with investment strategies that are similar to our own, may compete with us for investment opportunities.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do. Larger competitors may also enjoy significant advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase over time. Any such increase would result in greater demand for investment opportunities and could result in our acquiring assets and investments at higher prices or using less-than-ideal capital structures. If we pay higher prices for our assets and investments, our returns could be lower and the value of our assets and investments may not appreciate or may decrease significantly below the prices paid, and you may experience a lower than anticipated return on your investment.

Our performance is subject to risks associated with the real estate industry.

The real estate industry is cyclical in nature, and a deterioration of real estate fundamentals generally, and in the areas where our properties are located in particular, will have an adverse effect on the performance of our investments. The value of real estate assets and real estate-related investments can fluctuate for various reasons. The following factors, among others, may adversely affect the real estate industry, including our properties, and could therefore adversely impact our financial condition and results of operations:

•	interest rate fluctuations and lack of availability of financing;
•	changes in national, regional or local economic, demographic or capital market conditions;
•	a lack of appropriate real estate investment opportunities, including appropriate opportunity zone investment opportunities;
•	disease outbreaks;
•	acts of war or terrorism;
•	bank liquidity;
•	increases in borrowing rates;
•	changes in environmental and zoning laws;
•	fluctuations in energy costs;
•	overbuilding and increased competition for properties targeted by our investment strategy;
•	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;
•	changes in supply and demand fundamentals;
•	limitations, reductions or eliminations of tax benefits;
•	casualty or condemnation losses;
•	bankruptcy, financial difficulty or lease default of a major tenant;
•	regulatory limitations on rent;
•	increased mortgage defaults and the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable;
•	changes in laws, regulations and fiscal policies, including increases in property taxes and limitations on rental rates;
•	wars, natural disasters, severe weather patterns, terrorist attacks and similar events.
•	declines in consumer confidence and spending; and
•	public perception that any of the above events may occur.
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All of these factors are beyond our control. Moreover, certain significant expenditures associated with real estate (such as real estate taxes, maintenance costs and, where applicable, mortgage payments) have no relationship with, and thus do not diminish in proportion to, a reduction in income from the property. Any negative changes in these factors could impair our ability to meet our obligations and make distributions to holders of our Class A units and could adversely impact our ability to effectively achieve our investment objectives and reduce the overall returns on our investments.

There are significant risks associated with the development or redevelopment of commercial real estate projects that may prevent completion on budget and on schedule.

We may engaged in extensive construction activity to development or redevelopment our commercial real estate projects infrastructure, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare each property for construction. Such development and redevelopment activities entail risks that could adversely impact our financial condition and results of operations, including:

•	construction costs, which may exceed our original estimates due to increases in materials, labor or other costs, which could make the project less profitable;
•	permitting or construction delays, which may result in increased debt service expense and increased project costs, as well as deferred revenue;
•	unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;
•	federal, state and local grants to complete certain highways, interchange, bridge projects or other public improvements may not be available, which could increase costs and make the project less profitable;
•	claims for warranty, product liability and construction defects after a property has been built;
•	claims for injuries that occur in the course of construction activities;
•	poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we will rely;
•	health and safety incidents and site accidents;
•	unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;
•	labor stoppages, slowdowns or interruptions;
•	compliance with environmental planning and protection regulations and related legal proceedings;
•	liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings;
•	delay or inability to acquire property, rights of way or easements that may result in delays or increased costs;
•	acts of war or terrorism; and
•	weather-related and geological interference, including landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

We cannot assure you that projects will be completed on schedule or that construction costs will not exceed budgeted amounts. Failure to complete development or redevelopment activities on budget or on schedule may adversely affect our financial condition and results of operations.

Our Manager’s due diligence may not reveal all factors or risks affecting an investment.

There can be no assurance that our Manager’s due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, our Manager will assess the strength of the underlying asset and any other factors that it believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager will rely on the resources available to it and, in some cases, investigations by third parties.

Actual rents we receive may be less than estimated, operating expenses may be higher than anticipated and we may experience a decline in rental rates from time to time, any of which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio or operating expenses at properties in our portfolio may be higher than anticipated. In addition, depending on market rental rates at any given time as compared to expiring leases on properties in our portfolio, from time to time

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rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, or operating expenses are higher than anticipated, our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to holders of our Class A units. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of your investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of our properties or include renewal options that specify a maximum rate increase. These leases often provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution could be lower than if we did not enter into long-term leases.

Certain properties that we acquire may not have efficient alternative uses and we may have difficulty leasing them to new tenants or have to make significant capital expenditures to get them to do so.

Certain properties that we acquire may be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties will generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

We will depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to pay distributions holders of our Class A units.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to you.

If any of our significant tenants were adversely affected by a material business downturn or were to become bankrupt or insolvent, our results of operations could be adversely affected.

General and regional economic conditions may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, which could potentially result in a failure to make timely rental payments or a default under their leases. In many cases, through tenant improvement allowances and other concessions, we will have made substantial up-front investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

The bankruptcy or insolvency of a major tenant or lease guarantor may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

We expect to acquire primarily qualified opportunity zone investments, with a focus on markets with favorable risk-return characteristics. If our investments in these geographic areas experience adverse economic conditions, our investments may lose

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value and we may experience losses.

Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. These qualified opportunity zone investments will carry the risks associated with certain markets where we acquire properties. As a result, we may experience losses as a result of being overly concentrated in certain geographic areas. A worsening of economic conditions in U.S. markets and, in particular, the markets where we end up acquiring properties, could have an adverse effect on our business and could impair the value of our collateral.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease your overall investment return.

We intend to enter into joint ventures to acquire properties and other assets and investments. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;
•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
•	that such co-venturer, co-tenant or partner may be delegated certain “day-to-day” property operating procedures;
•	that such co-venturer, co-tenant or partner may be in a position to act contrary to our instructions or requests or contrary to our policies or objectives; or
•	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject an investment to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

We may seek opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

We may seek opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. These acquisitions will involve significant challenges and risks, including, without limitation, regulatory complexities associated with integrating other qualified opportunity funds and qualified opportunity zone businesses into our organization structure in a manner that is consistent with our intended qualification as a publicly traded partnership and qualified opportunity fund, new regulatory requirements and compliance risks that we may become subject to as a result of acquisitions, unforeseen or hidden liabilities or costs that may adversely affect our NAV following such acquisitions, and the risk that any of our proposed acquisitions does not close. Any of these challenges could disrupt our ongoing operations, increase our expenses and adversely affect our results of operations and financial condition.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to holders of our Class A units.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage, insure, bond over, or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to holders of our Class A units.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property

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owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the “ADA”). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on your investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured or under insured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured or under insured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the market for commercial real estate, real estate-related assets and private equity investments and could affect our ability to sell assets and investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because commercial real estate, real estate-related assets and private equity investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell an investment on the terms we want, it may be necessary to expend funds to improve our investments. However, we can give no assurance that we will have the funds available make such improvements. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to holders of our Class A units.

Some of our assets will be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to unitholders’ capital without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of

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an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets decline, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to holders of our Class A units.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market capitalization rates, increases in market vacancy, or decreases in market rents.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to holders of our Class A units.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to holders of our Class A units. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to holders of our Class A units, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and its affiliates.

Our executive officers, Brandon Lacoff and Martin Lacoff, are executive officers of our Manager and its affiliates, including out Sponsor. Prevailing market rates are determined by our Manager based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between us and our Manager or its affiliates, including those relating to compensation, are not the result of arm’s length negotiations with an unaffiliated third party. Some of the conflicts inherent in our transactions with our Manager and its affiliates, and the limitations on our Manager and its affiliates adopted to address these conflicts, are described below. We, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that our Manager and its affiliates take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to the holders of our Class A units and the NAV of our Class A units.

The interests of our Manager, and its affiliates may conflict with your interests.

The management agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Manager and its affiliates. This risk is increased by our Sponsor and our Manager being controlled by Brandon Lacoff and Martin Lacoff, who currently participate, and are expected to sponsor and participate, directly or indirectly, in other offerings by our Sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

•	our Sponsor, Manager, and their affiliates may continue to offer other real estate, real estate-related and private equity investment opportunities, including additional offerings similar to this offering, and may make investments in assets for their own respective accounts, whether or not competitive with our business;
•	our Sponsor, Manager, and their affiliates will not be required to disgorge any profits, fees or other compensation they may receive from any other business they own or operate separately from us, and you will not be entitled to receive or share in any of the profits, returns, fees or other compensation from any other business owned or operated by our Sponsor, Manager or their affiliates;
•	we may engage our Sponsor, Manager or their affiliates to perform services at prevailing market rates. Prevailing market rates are determined by our Manager based on industry standards and expectations of what our Sponsor and our Manager would be able to negotiate with a third party on an arm’s length basis; and
•	our Sponsor, Manager and their affiliates are not required to devote all of their time and efforts to our business and affairs.

Holders of our Class A units will have no right to enforce the obligations of our Sponsor, Manager or any of our affiliates under the terms of any agreements with the Company.

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Any agreements between the Company, on one hand, and our Sponsor, Manager or any of our affiliates, on the other, will not grant to the holders of our Class A units, separate and apart from the Company, the right to enforce the terms of such agreements or any obligations of our Sponsor, Manager or affiliates in favor of the Company.

The asset management fee our Manager receives will be based on our NAV and our Manager is ultimately responsible for calculating our NAV.

We will pay our Manager a quarterly asset management fee at an annualized rate of 0.75%. The asset management fee will be based on our NAV, as calculated by our Manager at the end of each quarter, which, following December 31, 2021, will be announced within 15 days following the last day of each quarter. Our NAV will be calculated using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. There can be no assurance that the judgments, assumptions and opinions used by our Manager to calculate our NAV, or the resulting NAV, will be the same as those judgments, assumptions and opinions that would be used, or the NAV that would be calculated, by an independent third-party firm. In addition, our Manager may benefit by us retaining ownership of our assets and investments in order to avoid a reduction in our NAV at times when the holders of our Class A units may be better served by the sale or disposition of our assets or investments. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our Class A units may not accurately reflect the value of our assets and investments, and your Class A units may be worth less than the purchase price paid.

Risks Related to Sources of Financing and Hedging

We may incur significant debt, which may subject us to increased risk of loss and may reduce cash available for distributions to the holders of our Class A units.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted aggregate property-level leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties, is between 50-70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay distributions of excess cash flow held in reserve by such financing sources, or (iii) the loss of some or all of our assets to foreclosure or sale;
•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;
•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, distributions to holders of our Class A units or other purposes; and
•	we are not able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

There can be no assurance that a leveraging strategy will be successful.

Any lending facilities will likely impose restrictive covenants.

Any lending facilities which we enter into would be expected to contain customary negative covenants and other financial

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and operating covenants that, among other things, may affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, pay distributions to holders of our Class A units, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, such loan documents may contain negative covenants that limit, among other things, our ability to distribute more than a certain amount of our net income or funds from operations to our holders of our Class A units, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates (including amending the management agreement with our Manager in a material respect). If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default.

Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, each of which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as any interest rate derivatives that we utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the income we earn on our investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to invest in investments, the value of our investments and our ability to realize gains from the disposition of assets and investments.

To the extent that our financing costs will be determined by reference to floating rates, such as LIBOR or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates, and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any income we earn may not compensate for such increase in interest expense.

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to holders of our Class A units.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability or asset;
•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
•	the party owing money in the hedging transaction may default on its obligation to pay; and
•	we may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money).

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to holders of our Class A units. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Hedging instruments are often not traded on regulated exchanges or guaranteed by an exchange or its clearing house and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates, we may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they are often not traded on regulated exchanges or guaranteed by an exchange or its clearing house. Consequently, there are no requirements with

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respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price.

Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

Any bank credit facilities and repurchase agreements that we may use in the future to finance our assets may require us to provide additional collateral or pay down debt.

We may utilize bank credit facilities, repurchase agreements (including term loans and revolving facilities) or guarantee arrangements to finance our assets if they become available on acceptable terms. Such financing arrangements, including any guarantees, would involve the risk that the market value of any investments pledged by us to the provider of the bank credit facility or repurchase agreement counterparty may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness or enforce our guarantee, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if the lender files for bankruptcy or becomes insolvent, our loans and guarantees may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities and repurchase agreement financing may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties.

When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions to the holders of our Class A units will be adversely affected. In addition, because our goal is to be in a position to liquidate our assets within 13 years after the termination of this offering, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives over this period of time may present more risks to investors than comparable real estate programs that have a longer intended duration and that do not utilize borrowing to the same degree.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to the holders of our Class A units.

Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to the holders of our Class A units and the projected time of disposition of our assets.

Our access to sources of financing may be limited and thus our ability to grow our business and to maximize our returns may be adversely affected.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. We may also issue additional debt or equity securities to fund our growth.

Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

•	general economic or market conditions;
•	the market’s view of the quality of our assets;
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•	the market’s perception of our growth potential; and
•	our current and potential future earnings and cash distributions.

We will need to periodically access the capital and credit markets to raise cash to fund new investments. Unfavorable economic or market conditions may increase our funding costs, limit our access to the capital or credit markets or could result in a decision by potential lenders not to extend credit. An inability to successfully access the capital or credit markets could limit our ability to grow our business and fully execute our investment strategy and could decrease our earnings, if any. In addition, uncertainty in the capital and credit markets could adversely affect one or more private lenders and could cause one or more of our private lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our private lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. No assurance can be given that we will be able to obtain any such financing on favorable terms or at all.

Risks Relating to U.S. Federal Taxation

If we fail to qualify as a partnership for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity level U.S. federal income tax and, as a result, our cash available for distributions and the value of our Class A units could materially decrease.

The anticipated after-tax economic benefit of an investment in our Class A units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited liability company under Delaware law, we would be treated as a corporation for federal income tax purposes unless we satisfy a “qualifying income” exception. Failing to meet the qualifying income requirement, or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to holders of our Class A units would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to holders of our Class A units. Because a tax would be imposed on us as a corporation, our cash available for distribution to holders of our Class A units would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in cash flow and after-tax return to holders of our Class A units, likely causing a substantial reduction in the value of our Class A units. See “Material U.S. Federal Tax Considerations—Taxation of Belpointe PREP, LLC”

There can be no assurance that we will meet the requirements for classification as a qualified opportunity fund.

We intend to manage our affairs so that our Operating Company will meet the requirements for classification as a “qualified opportunity fund,” pursuant to Section 1400Z-2 of the Code and the related regulations issued by the U.S. Department of the Treasury and U.S. Internal Revenue Service (the “IRS”) on December 19, 2019, together with the correcting amendments issued on April 1, 2020 (collectively the “Opportunity Zone Regulations”). However, qualified opportunity funds and the Opportunity Zone Regulations are a relatively new and as yet untested, and our ability to be treated as a qualified opportunity zone fund and to operate in conformity with the requirements to continue to be treated as a qualified opportunity zone fund is subject to uncertainty. If we fail to the requirements for classification as a qualified opportunity fund, holders of our Class A units would lose the tax benefits associated with investing a qualified opportunity fund and the value of our Class A units would likely be adversely affected.

Investors must make appropriate timely investments and elections in order to take advantage of the benefits of investing in a qualified opportunity fund.

In order to receive the benefits of investing in a qualified opportunity fund, taxpayers must make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which gain treated as capital gain (short-term or long-term) that result from the sale or exchange of capital assets would have been recognized had it not been deferred. In addition, on January 20, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

The tax treatment of an investment in our Class A units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of an investment in our Class A units may be modified by administrative, legislative or judicial interpretation at any time. From time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that would affect us, including a prior legislative proposal that would have eliminated the “qualifying income” exception upon which we intend to rely for our treatment as a partnership for U.S. federal income tax purposes. Although there are no current legislative or administrative proposals pending with respect to the qualifying income exception or

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qualified opportunity funds, there can be no assurance that there will not be further changes to U.S. federal income tax laws or the Department of Treasury’s or IRS’s interpretation of the qualifying income and qualified opportunity fund rules in a manner that could impact our ability to continue to qualify as a partnership or qualified opportunity fund in the future, which could negatively impact the value of an investment in our Class A units. Any changes to the U.S. federal tax laws and interpretations thereof may be applied prospectively or retroactively and could make it more difficult or impossible for us to meet the qualifying income exception or qualified opportunity fund requirements and accordingly adversely affect the tax consequences associated with an investment in our Class A units.

If the IRS contests the U.S. federal income tax positions we take, the value our Class A units may be adversely impacted, and the cost of any IRS contest will reduce cash available for distribution to holders of our Class A units.

The IRS may adopt positions that differ from the positions we have taken or may take on tax matters. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the value of our Class A units. In addition, the costs of any contest with the IRS will be borne indirectly by the holders of our Class A units because the costs will reduce our cash available for distribution.

If the IRS makes audit adjustments to our income tax returns, the IRS (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustments directly from us, in which case our cash available for distribution holders of our Class A units might be substantially reduced, and current and former holders of our Class A units may be required to indemnify us for any taxes (including applicable penalties and interest) resulting from audit adjustments paid on their behalf.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay U.S. federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. For example, if we sell assets and reinvest the proceeds or use proceeds to repay existing debt, you may be allocated taxable income and gain resulting from the sale and our cash available for distribution would not increase. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in our Class A units.

In addition to federal income taxes, holders of our Class A units likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future. Holders of our Class A units will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions, even if they do not live in these jurisdictions. Further, holders of our Class A units may be subject to penalties for failure to comply with those requirements. It is the responsibility of the holders of our Class A units to file all federal, state, local and foreign tax returns.

You will receive a Schedule K-1 to IRS Form 1065, which could increase the complexity of your tax circumstances.

We will prepare and deliver a Schedule K-1 to IRS Form 1065 for each holder of our Class A units. Your Schedule K-1 will contain information regarding your allocable share of our items of income, gain, loss, deduction, credit and adjustments to the carrying value of our assets and investments. Schedule K-1s are usually complex, and you may find that preparing your own tax returns requires additional time. You may also find it necessary or advisable to engage the services of an accountant or other tax adviser, at your own cost and expense, to assist with the preparation of your tax returns.

In addition, it is possible that your income tax liability with respect your allocable share of our income for a particular taxable year, as reflected on your Schedule K-1, could exceed the amount of cash distributions, if any, that we make to you for that taxable year, thus giving rise to an out-of-pocket tax liability. Accordingly, you should consult with your own accountant or other tax advisers concerning the tax consequences of your specific tax circumstances prior to acquiring, holding or disposing of any of our Class A units.

We do not expect to be able to furnish definitive Schedule K-1s to IRS Form 1065 to each holder of our Class A units prior to the deadline for filing U.S. income tax returns, which means that holders of our Class A units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax returns. In addition, it is possible that holders of our Class A units may be required to file amended income tax returns

As a partnership, our operating results, including distributions of income, gains, losses, deductions, credits and adjustments to the carrying value of our assets and investments, will be reported on Schedule K-1 to IRS Form 1065 and distributed annually to each holder of our Class A units. Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s.For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

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In addition, it is possible that a holder of our Class A units will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the Company or our Operating Company. Any obligation of a holder of our Class A units to file amended income tax returns for the foregoing or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each holder of our Class A units.

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Estimated Use of Proceeds

The following table presents information about the net proceeds raised in this offering, assuming that we sell the maximum primary offering amount of $[●]. We set our initial offering price at $[●] per Class A unit, which will be the purchase price of our Class A units through December 31, 2021. Thereafter, the per Class A unit purchase price in this offering will be adjusted every fiscal quarter, within 15 days following the last day of the prior fiscal quarter. The adjusted per Class A unit purchase price will be effective as of the first business day following its public announcement and will be equal to our NAV as of the last day of the prior fiscal quarter divided by the number of Class A units outstanding as of the last day of the prior fiscal quarter.

We expect to use substantially all of the net proceeds from this offering (after paying for or reimbursing our Manager and its affiliates, including our Sponsor, for organization and offering expenses) to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories in accordance with our investment objectives and strategy. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Our goal is to pay distributions from cash flow from operations. However, at the discretion of our Manager, subject to Board oversight, we may use other sources to fund distributions, including, without limitation, net proceeds of this offering. We have not established a limit on the amount of offering proceeds we may use to fund distributions.

Investors will not pay upfront selling commissions or dealer-manager fees as part of the price per Class A unit purchased in this offering. We will reimburse our Manager and its affiliates, including our Sponsor, for all expenses incurred on our behalf in connection with our organization and the offering of our Class A units, which are initially expected to be approximately $[●], and up to approximately [●]% of gross offering proceeds if we raise the maximum offering amount. Offering expenses will include, without limitation, all legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer-manager fees. We will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the offering. Thereafter, reimbursement payments will be made beginning on a date selected by our Manager in monthly installments without interest until paid in full. See “Management Compensation” for a more detailed description of the fees and expenses payable to our Manager and its affiliates.

Pending the use of any net proceeds we may invest in short-term, investment-grade obligations or accounts in a manner that is consistent with our intended qualification as a publicly traded partnership and qualified opportunity fund. Such short-term investments will not earn as high of a rate of return as we expect to earn from our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity businesses. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Amount	Percent
Gross Offering Proceeds	$	%
Less:
Organization and Offering Expenses		(1)%
Net Offering Proceeds	$	%

(1)		The actual amount will vary depending on the number Class A units sold. Initially organizational and offering expenses are expected to be approximately $[●] and may be up to approximately [●]% of gross offering proceeds if we raise the maximum offering amount.

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Investment Objective and Strategies

Investment Objectives

Our primary investment objectives are:

•	to preserve, protect and return your capital contribution;
•	to pay attractive and consistent cash distributions;
•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and
•	to realize growth in the value of our investments.

We cannot assure you that we will achieve our investment objectives. See the “Risk Factors” section of this prospectus.

Investment Strategy

We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments.

Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our investment guidelines will delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will also periodically review our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. We may, at any time and without Member approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments. Furthermore, there are no prohibitions in our operating agreement on the amount or percentage of assets that may be invested in a single property, and we expect, at least initially, to have a limited number of properties.

In executing on our investment strategy, we also expect to greatly benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience as a fund manager. These competitive advantages include, without limitation:

•	Our Sponsor’s experience and reputation as a seasoned real estate investment fund manager, which has historically provided our Sponsor with access to a large investment pipeline similar to the types of investments that we intend to target as well as to the type of key market data that we intend to use to underwrite and manage our investment portfolio;
•	Our Sponsor’s network of relationships with financial institutions and other lenders which originate and distribute commercial real estate debt and other real estate-related products and finance the type of investments that we intend to acquire;
•	Our Sponsor’s acquisition experience, which includes identifying, evaluating and underwriting real estate deals in multifamily and mixed-use properties in various locations throughout the United States and under a variety of market conditions; and
•	Our Sponsor’s asset management experience, which includes actively monitoring investments through critical property management, leasing, redevelopment and disposition activities.
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Investment Decisions and Asset Management

Within our investment strategy and guidelines, our Manager’s investment committee will have discretion and authority with respect to the selection of specific investments and the acquisition and disposition of our assets. We believe that successful real estate investment requires implementation of strategies that permit favorable originations and purchases, effective asset management and timely disposition of those assets. Our Manager has developed a disciplined investment approach that combines the experience of its team of investment and asset management professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

We believe that active management is critical to creating value. Our Manager will continually re-evaluate the exit strategy of each asset in response to the performance of the individual assets, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.

To execute our disciplined investment approach, a team of our Manager’s investment and asset management professionals will take responsibility for the business plan of each of our investments. The following practices summarize our investment approach:

•	Market Research – The investment team will complete exhaustive market diligence on demographics, employment drivers, competing properties and capital market activity.
•	Physical Research – The investment team will engage third party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.
•	Underwriting Discipline – Our Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for appreciation, potential for principal loss, tax considerations and liquidity. Only those assets meeting our investment guidelines will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, our Manager’s underwriting team will remain involved through the investment life cycle of the asset and consult with the other internal professionals responsible for the asset.
•	Asset Management – Prior to the purchase of an individual asset or portfolio, our Manager’s acquisition team will work in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Opportunity and Market Overview

We believe that our innovative investment platform has the ability to disrupt the real estate investment industry through the unique combination of potential economic benefits that it offers holders of our Class A units, including: (i) multiple potential capital gains tax benefits; (ii) potential qualified business income tax benefits; (iii) zero upfront loads, sales commissions or entrance fees; (iv) significantly reduced fees payable to our Manager; (v) no capital calls; (vi) no acquisition, disposition or investor servicing fees; (vii) significantly lower carried interest payable to our Manager; (viii) potential for liquidity events; and (ix) low minimum investment requirements, all of which should result in greater investment returns to holders of our Class A units than those generated by traditional private real estate funds, real estate investment trusts (“REITs”) and other traditional real estate investment platforms.

We will use multiple investment platform structures to deploy capital, which we anticipate will give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements.” We also expect to greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Set forth below are some of the key benefits that we believe distinguish us from more traditional private real estate funds, REITs and other traditional real estate investment platforms:

•	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into our Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026, or the date on which the investor sells its Class A units.
•	Capital Gains Reduction – An eligible investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds our Class A units for a period of five years.
•	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange if the investor
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holds our Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an investor will not recognize capital gains as a result of an appreciation in our Class A units.

•	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange, if the investor has held our Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in our Class A units.
•	20% Qualified Business Income Deduction – Individual investors and some trust and estate investors are entitled to a deduction of up to 20% of their allocable share of our “qualified business income” for taxable years ending on or before December 31, 2025, subject to certain limitations. See “U.S. Federal Income Tax Considerations.”
•	No Up-Front Load, Sale Commissions or Entrance Fees – We will not charge up front loads, sale commissions or entrance fees to investors who purchase our Class A units, unlike fees commonly charged by many other real estate investment platforms which can add up to as much as 10% of invested capital.
•	Significantly Reduced Management Fees – Our Manager will be paid annual management fees of only 0.75% of our NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Class A units, unlike traditional private real estate funds and other real estate investment platforms.
•	No Acquisition or Disposition Fees – Our Manager will not be paid acquisition or disposition fees in connection with our investments, unlike fees typically charged by traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Significantly Lower Carried Interest – Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Company or any subsidiary. This ownership interest will result in a “carried interest” to our Manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Greater Diversification – We intend to hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in our Class A units the potential to achieve greater returns at a lower risk.
•	Public Company Transparency – We will be a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring us to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in our Class A units will have access to regular updates regarding our performance.
•	Public Market Accessibility – In an effort to provide holders of our Class A units with some level of liquidity in respect of their investment, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part we intend to engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. Having our Class A units quoted for trading on the OTCQX or listed on a national securities exchange will provide holders of our Class A units with greater control over the timing of sales while simultaneously simplifying the process for investors acquiring those Class A units by eliminating subscription procedures.
•	Minimal Investment Requirements – We have set a minimum investment threshold of $10,000, which we expect, subject to our suitability standards, will allow for a broader base of investors to participate in our offering than would otherwise be able to participate in more traditional private real estate funds, REITs and other traditional real estate investment platforms.
•	Development Expertise – Our Manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing us with knowledge, relationships and internal development expertise that we believe far exceeds what many other real estate investment platforms can offer their investors.
•	Multiple Investment Platforms – In order to maximize our development opportunities, we anticipate entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets; (ii) programmatic platforms with established regional developers with which we will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.
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We believe that we will be able to provide holders of our Class A units with compelling investment performance on a risk-adjusted basis through: (i) the application of our rigorous investment and underwriting standards; (ii) the geographic and asset class diversification of our investments; (iii) the expected tax benefits from an investment in our Company; and (iv) lower cost structure.

We will initially focus on the development or redevelopment of our qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we believe that our focus on markets with favorable risk-return characteristics should enable us to achieve higher capital appreciation than would be achievable on similar deals in larger markets.

We expect that we will be able manage the risks associated with developing or redeveloping and managing our investments better than other real estate investment companies due to our access to the resources of our Sponsor. Our Sponsor is a fully integrated, well capitalized real estate company that combines investment and asset management professionals with construction and development professionals, which we believe will enable our Manager to better evaluate and manage our investments to reduce risk and increase returns for our Members.

It is important to note, however, that real estate markets are often unpredictable and subject to change over time. As a result, changes may occur that will require us to modify our investment strategy to identify and acquire assets providing attractive risk-adjusted returns.

Targeted Investments

Prior to acquiring an asset, our Manager’s investment committee will perform an individual analysis of the asset to determine whether it meets our investment objectives and guidelines. Our Manager’s investment committee will use the information derived from the analysis in determining whether the asset is an appropriate investment for us.

We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories.

We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. As of the date of this prospectus, we have not identified any particular asset to acquire.

Each of our assets (including, but not limited to, investments in stabilized real estate assets) will have either affiliates of our Sponsor or Manager, such as Belpointe SP, LLC (“Belpointe SP”), or their respective affiliates (together with Belpointe SP, the “Belpointe SP Group”), or an independent third party, or any combination of the foregoing, as the sponsor or co-sponsor, general partner or co-general partner, manager or co-manager of the investment, and our role, in general, will be as a passive investor.

We intend to hold our assets for a minimum of two years and potentially in excess of 13 years from the completion of this offering but may hold longer or sell sooner based on future market conditions or property performance. We believe that holding our assets for this period will enable us to capitalize on the potential for increased income and capital appreciation of such assets while also providing for a level of liquidity consistent with our investment objectives and strategy. Tax rules applicable with our intended qualification as a publicly traded partnership and qualified opportunity fund may also influence the holding periods for each of our investments.

Qualified Opportunity Zone

The opportunity zone is a new community development program established by Congress in the Tax Cuts and Jobs Act of 2017 to encourage new long-term investments in low-income urban and rural communities nationwide. The opportunity zone program provides a tax incentive for investors to re-invest their unrealized capital gains into qualified opportunity funds dedicated to investing in “qualified opportunity zones.” Qualified opportunity zones are census tracts identified and nominated by the chief executives of every state and territory of the United States (e.g., governors) and designated by the Secretary of the Treasury.

To be designated as a qualified opportunity zone, the nominated census tract must have either been (i) a qualified low-income community, or (ii) a census tract that was contiguous with a nominated qualified low-income community if the median family income of the tract does not exceed 125% of that contiguous, nominated qualified low-income community.

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Qualified low-income communities included census tracts that have at least one of the following criteria: (i) a poverty rate of at least 20%; (ii) a median family income below 80% of the greater of the statewide or metropolitan area median family income if located in a metropolitan area; or (iii) a median family income below 80% of the median statewide family income if located outside a metropolitan area. In addition, designated targeted populations may be treated as low-income communities.

As of December 31, 2019, there were more than 8,700 qualified opportunity zones throughout the United States and its territories.

A “qualified opportunity fund” is generally defined as an investment vehicle that is taxed as a corporation or partnership for U.S. federal income tax purposes and organized to invest in, and at least 90% of its assets consist of, qualified opportunity zone property (the “90% Asset Test”).

A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Semiannual Test Date”). Subject to a one time six-month cure period, for each month following a Semiannual Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to: (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

An investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). The 180-day period generally begins on the day on which the gains would be recognized for U.S. federal income tax purposes had they not been reinvested into a qualified opportunity fund. Deferred Capital Gains are recognized on the earlier of December 31, 2026, or the date on which the investor sells its qualified opportunity fund investment.

All individuals and entities that recognize capital gains for U.S. federal income tax purposes are eligible to elect to defer. This includes natural persons as well as entities such as corporations, regulated investment companies, REITs, partnerships and other pass-through entities (including, certain common trust funds, qualified settlement funds, and disputed ownership funds). Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 20, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

An investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds its qualified opportunity fund investment for a period of five years.

Finally, an investor may elect to receive an increase in basis with respect to its qualified opportunity fund investment interest equal to the fair market value of the investment interest on the date of its sale or exchange if the investor holds the qualified opportunity fund investment for a period of ten years or more, up to December 31, 2047. Thus, an investor will not recognize capital gains for U.S. federal income tax purposes as a result of an appreciation in its qualified opportunity fund investment interest.

It is important for an investor seeking to avail itself of the Deferred Capital Gains benefits described in this prospectus to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of our Class A units, could cause you to lose any anticipated tax benefits. On December 19, 2019, the U.S. Department of the Treasury and IRS issued final regulations and, on April 1, 2020, correcting amendments (collectively the “Opportunity Zone Regulations”) to provide guidance with respect to qualified opportunity zones program requirements. Accordingly, you are urged to consult with your own tax advisors regarding: (i) procedures you will need to follow to defer capital gains through investing in a qualified opportunity fund: (ii) tax consequences of purchasing, owning or disposing of our Class A units, including the federal, state and local tax consequences of investing capital gains in our Class A units; (iii) tax consequences associated with our election to qualify as a partnership for U.S. federal income tax purposes and our election to qualify as a qualified opportunity fund; and (iv) tax consequences associated with potential changes in the interpretation of existing tax laws or the adoption of new laws or regulations.

Investments in Properties

In executing our investment strategy with respect to investments in properties, we will initially invest in multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data center and solar project properties located in qualified opportunity zones throughout the United States and its territories. We anticipate our future investments in properties will include a wide range of commercial real estate located throughout the United States and its territories.

Our Manager’s investment committee will identify and pursue properties that it believes will provide us with positive cash flow characteristics, asset appreciation or both. In making investment decisions, our Manager’s investment committee will consider

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factors such as a property’s location, income-producing capacity, prospects for long-term appreciation as well as relevant liquidity, income and tax considerations.

There are no prohibitions in our operating agreement on the amount or percentage of assets that may be invested in a single property, and we expect, at least initially, to have a limited number of properties. Furthermore, we intend to invest in markets with favorable risk-return characteristics, and, as a result, our investments may be concentrated in a limited number of geographic regions. Over time the number and mix of properties we invest in will depend on real estate and general market conditions, other circumstances existing at the time we acquire our investments and the amount of proceeds we raise in this offering.

We generally except to hold our investments in properties through a special purpose entity as a fee title or long-term leasehold estate but may also selectively acquire properties with joint venture partners. In addition, we may purchase properties and lease them back to the sellers. We will use our best efforts to structure any such sale-leaseback transaction so that the lease is characterized as a “true lease” and we are treated as the owner of the property for U.S. federal income tax purposes, however, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property will generally be conditioned on delivery and verification or certification to our satisfaction of certain documents and instruments, including, without limitation:

•	environmental reports;
•	surveys;
•	evidence of marketable title subject to liens and encumbrances that are acceptable to our Manager; and
•	title, property, liability, and other insurance policies.

We will not purchase any property unless we obtain a “Phase I” environmental site assessment and are satisfied with the environmental status of the property. A Phase I environmental site assessment consists primarily of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, surveying of the ownership history, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

Generally, sellers engage and pay third party brokers or finders in connection with the sale of a property. Although we do not expect to do so on a regular basis, our Manager may from time to time, in its sole discretion, engage and compensate on our behalf third party brokers or finders in connection with our acquisitions. In addition, affiliates of our Sponsor may provide insurance brokerage services, including, but not limited to, title insurance, property and casualty insurance and other insurance products and services to us, our Operating Company and the subsidiaries of our Operating Company in connection with our operations and acquisitions. Any commissions or fees to be paid to the insurance broker would be borne by the insurer.

In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing properties, we will be subject to risks generally incident to the ownership of real estate.

Multifamily and Mixed-Use Rental Properties – We expect that a majority of our initial qualified opportunity zone investments will be multifamily and mixed-use rental property development projects. We define development projects to include a range of activities from capital improvement or major redevelopment and lease-up of existing buildings to ground up construction. Specifically, we may acquire multifamily and mixed-use rental properties that may benefit from enhancement or repositioning and development. In each case, these multifamily and mixed-use rental properties will meet our investment objectives and may include conventional multifamily rental properties, such as mid-rise, high-rise, and garden-style properties, as well as student housing and age-restricted properties (typically requiring that at least one resident of each unit be 55 or older). Location, condition, design and amenities are key characteristics for multifamily and mixed-use rental properties. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for the specific type and use of the property in the geographic area in which the property is located. In the case of apartment communities, such standardized leases generally have terms of one year.

While we will initially focus on investments located in qualified opportunity zones throughout the United States and its territories, we anticipate that future investments in multifamily and mixed-use rental property development projects may include a wide range of markets and submarkets that we deem likely to benefit from ongoing population shifts or that we believe are poised for high growth potential.

Joint Venture and Other Co-Ownership Arrangements – All of our assets will be held by, and all of our operations will be conducted through, our Operating Company, either directly or indirectly through its subsidiaries. To further diversify our investment

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portfolio, we also intend to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with the Belpointe SP Group as well as independent developers and owners.

We anticipate acquiring an interest in properties where a member of the Belpointe Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing, however, we do not anticipate members of the Belpointe SP Group making cash investments in all or any of our joint venture investments. Entering into joint ventures with a member of the Belpointe SP Group, or any other affiliate of our Sponsor or Manager, would align our interests with the interests of our co-general partner, co-manager or co-developer for the benefit of the holders of our Class A units by leveraging of our capital resources and our co-general partner’s, co-manager’s or co-developer’s extensive industry relationships and significant acquisition, development and management expertise to: (i) achieve potentially greater returns on our invested capital; (ii) diversify our access to investment opportunities; and (iii) promote our brand and potentially increase our market share. In determining whether to participate in a particular joint venture, our Manager’s investment committee will evaluate the property that such joint venture holds or is being formed to acquire using the same investment criteria described elsewhere in this prospectus.

We currently anticipate that substantially all of our joint venture investments will be structured in one of the following formats:

•	A member of the Belpointe SP Group will act as the general partner, co-general partner, manager, co-manager or as managing member of a joint venture in which our Operating Company, directly or indirectly through its subsidiaries, will participate as a limited partner or non-managing member, to acquire stabilized, cash flow generating real estate assets that do not require renovation or development, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate companies, select private equity investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.
•	A member of the Belpointe SP Group will act as the general partner, manager or managing member of a joint venture in which our Operating Company, directly or indirectly through its subsidiaries, will participate as a limited partner or non-managing member, and a member of the Belpointe SP Group will act as the developer of the projects owned by the joint venture.
•	A member of the Belpointe SP Group will act as the general partner, manager or managing member of joint ventures in which subsidiaries of our Operating Company, directly or indirectly through its subsidiaries, will participate as limited partners or non-managing members. A member of the Belpointe SP Group will partner with local developers to create satellite offices, which will act as the developer for multiple joint venture projects with our Operating Company, directly or indirectly through its subsidiaries, within specific regions of the United States and its territories. These satellite offices will enable us to increase our presence and expertise in multiple regions without having to incur the costs and expenses associated with opening offices in each region where new investment properties are located.
•	Our Manager or a member of the Belpointe SP Group will set up exclusive programmatic joint ventures with experienced regional developers to co-invest and co-develop in one or more projects within specific regions of the United States and its territories. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the programmatic joint ventures with subsidiaries of our Operating Company participating limited partners or non-managing members. These programmatic joint ventures will enable us to increase our presence and expertise in multiple regions without having to incur the costs and expenses associated with opening offices in each region where new investment properties are located.
•	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with experienced local developers to co-invest and co-develop projects on a deal-by-deal basis. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the joint ventures with subsidiaries of our Operating Company participating as limited partners or non-managing members. A member of the Belpointe SP Group will act as the co-developer of projects with the joint venture partners and developers.
•	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with independent third-party experienced local developers to co-invest and co-develop on our behalf. The joint venture partners and developers will typically act as the general partner or managing member for the joint ventures with subsidiaries of our Operating Company participating as the limited partners or non-managing members.

Under these joint venture arrangements, members of the Belpointe SP Group, their development affiliates and co-development partners will be entitled to receive the following fees, as applicable, at the project level: (i) a development fee equal to 4.75% of total project costs, of which up to 50% shall be paid up front at the property acquisition closing; (ii) a construction management fee equal to: (a) 9% of project hard costs up to $10,000,000; (b) 8% of project hard costs from $10,000,001 to $20,000,000; (c) 7% of project hard costs from $20,000,001 to $30,000,000; (d) 6% of project hard costs from $30,000,001 to $40,000,000; (e) 5% of project hard costs from $40,000,001 to $50,000,000; and (f) 4% of project hard costs in excess of $50,000,000; (iii) a construction management oversight fee equal to the costs of any construction, renovation or repair projects if a member of the Belpointe SP Group or its development affiliates are not acting as the construction manager for a particular project

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(members of the Belpointe SP Group or their development affiliates may elect to employ personnel to oversee the construction, renovation or repair projects, and the fees and expenses incurred in connection with employing such personnel will be in addition to the construction management oversight fee and the sole expense of the applicable joint venture); and (iv) with respect to all joint venture arrangements (including, but not limited to, acquisitions of stabilized real estate assets), after return of capital or a crystallization event, a promoted interest equal to: (a) 25% after the Operating Company receives an 8% internal rate of return compounded annually; (b) 35% after the Operating Company receives a 12% internal rate of return compounded annually; (c) 45% after the Operating Company receives a 16% internal rate of return compounded annually; and (d) 55% after the Operating Company receives a 20% internal rate of return compounded annually; with a 50/50 catch up until each of the forgoing promoted interest levels are reached. If any individual project or investment is held for longer than five years from our initial investment date, each of the foregoing promote interest levels will be reduced by 200 basis points. Any membership interests that members of the Belpointe SP Group hold in our joint venture investments in their capacity as a general partner, manager or managing member will be exempt from paying any promotes. In addition, our Sponsor, its affiliates or members of the Belpointe SP Group will be reimbursed by the joint ventures for fees and expenses, such as employee compensation, overhead expenses and other fees and expenses incurred in connection with organization and operation of the joint ventures.

In addition to directly investing in joint ventures, we may also guarantee construction performance or repayment of indebtedness by the joint ventures that we invest in. Members of the Belpointe SP Group will have the right, but not the obligation, to invest funds in any joint venture, provided that any distribution made to a member of the Belpointe SP Group in respect of its capital contribution will be distributed 100% to such member of Belpointe SP Group and will not be subject to the distribution allocations described in the preceding paragraph.

If our Manager or the joint venture general partner, manager or managing member determines that a joint venture should include third party limited partners or non-managing members, in addition to a directly or indirectly-owned subsidiary of our Operating Company, the general partner, manager or managing member of that joint venture, including members of the Belpointe SP Group, will receive a promoted interest on capital invested by all limited partners or non-managing members, however the promoted interest on the third-party limited partners’ or non-managing members’ capital may be different from the promoted interest on our capital. Neither we nor our Operating Company will receive any portion of the promoted interest payable by the joint venture to the general partner, manager or managing member.

Any time the existing indebtedness on a joint venture investment is proposed to be refinanced or the fair market value of an investment is determined by an independent appraiser, regardless of whether the refinancing occurs or the investment is sold for the appraised value, if the proceeds from such proposed refinancing or sale would have been sufficient to provide the limited partners or members with an internal rate of return equal to one of the thresholds described in clause (iv) of the paragraph above, then any subsequent cash distributions made by that joint venture will be distributed in accordance with the applicable split described in such clause. The general partner, manager or managing member of any joint venture agreement we enter into will typically have the right to compel us to buy out their interest, generally for its pro rata portion of the appraised value of the particular investment. If we do not have sufficient funds, borrowing capacity or other resources to acquire the interest, we may need to crystallize the general partner’s, manager’s or managing member’s interest or sell the investment owned by the joint venture even if market conditions are not advantageous for a sale at that time.

If our Operating Company, or one of its subsidiaries, provides senior debt, mezzanine debt or preferred equity to any investment or joint venture and the interest rate or dividend rate, as the case may be, payable by the investment or joint venture is in excess of 7% per annum, then each of our Operating Company, or its subsidiary, and the general partner, manager or managing member of the joint venture (which will include members of the Belpointe SP Group) will receive 50% of the amount any interest or dividend payment in excess of 7%. In addition, all origination or exit fees or points payable by the issuer of the senior debt, mezzanine debt or preferred equity will be split equally (50/50) between our Operating Company, or its subsidiaries, and members of the Belpointe SP Group.

Any material terms not otherwise disclosed in this prospectus, including any increase in the fees or promoted interest, will require approval of the Independent Committee.

Investments in Commercial Real Estate Loans

We anticipate acquiring commercial real estate loans related to our targeted investments by directly originating loans or purchasing them from third party sellers. Although we generally prefer the benefits of direct origination, current market conditions have created situations where holders of commercial real estate debt may be in distress and therefore willing to sell at prices that compensate purchasers for the lack of control typically associated with directly structured investments. The experience of our Manager’s management team in making distressed investments greatly augments our capabilities in this area.

Our primary focus will be to originate and invest in the following types of commercial real estate loans:

Senior Mortgage Loans. We intend to invest in senior mortgage loans that are predominantly three to five-year term loans of either fixed or floating rates providing capital for the acquisition, refinancing or repositioning of commercial real estate and development projects and that immediately provide us with current income, which we refer to as “current-pay loans”. We expect that our senior mortgage loans will have low loan-to-value ratios and will be primarily backed by properties located in the United States.

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We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include interest-only portions.

Senior mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure. As a result of these attributes, senior mortgage loans receive favorable treatment from third party rating agencies and financing sources, which should increase the liquidity of our senior mortgage loan investments.

Subordinated Mortgage Loans, or B-Notes. We may also invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets, commonly referred to as B-Notes, secured by commercial real estate and development projects primarily located in the United States and its territories. We may create subordinated mortgage loans by creating participations of our directly originated senior mortgage loans generally through syndications of senior interests or co-origination with a senior lender or we may buy such assets directly from third party originators. Further, we expect that the re-emergence of the commercial mortgage-backed securities (“CMBS”) market will allow us to originate senior mortgage loans to commercial real estate owners with near-term liquidity issues and will allow us to contribute the senior AAA rated proceeds of the origination for inclusion in securitizations while retaining the subordinate debt at attractive returns. Due to the current credit market weakness and resulting dearth of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy subordinated mortgage investments from third parties on favorable terms will continue to be attractive.

Investors in subordinated mortgage loans are compensated for their increased risk from a pricing perspective but still benefit from a lien on the underlying property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case payments are made only after any senior debt is paid in full. Investors’ rights are typically governed by participation and other agreements that, subject to certain limitations, provide investors with the ability to cure certain defaults and control certain decisions of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), thereby providing investors with additional downside protection and higher recoveries.

Mezzanine Loans. We may acquire or originate mezzanine loans backed by commercial real estate and development projects that fit our investment objectives and strategy. Mezzanine loans are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real estate. Mezzanine loans may be short or long term loans of either fixed or floating rates that are predominantly current-pay loans (although a portion of the interest may accrue if cash flow generated by the underlying real estate is insufficient to meet current interest payments) and may provide for participation in the value or cash flow appreciation of the underlying real estate in the form of an equity kicker. We may hold mezzanine loans directly or we may hold a participation or a sub-participation in a mezzanine loan. We believe that opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive. In the current market mezzanine loans play an indispensable role in bridging the gap between senior debt and borrower equity in a refinance or acquisition. Accordingly, we expect to achieve favorable terms—both economic and structural—on our mezzanine loan investments.

Investors in mezzanine loans are compensated for their increased risk from a pricing perspective but still benefit from the right to foreclose on the underlying property, often more efficiently than senior debt. Investors’ rights are typically governed by intercreditor or interlender agreements that, subject to certain limitations, provide investors with the right to cure certain defaults and control certain decisions of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), thereby providing investors with additional downside protection and higher recoveries. Mezzanine loan investments still involve a higher degree of risk relative to senior debt. If investors are unable to cure senior debt defaults the investments may become unsecured as a result of foreclosure by the senior debt. Furthermore, in the event of a bankruptcy of the entity pledging its ownership interests as security, investors may not have full recourse to the assets of the pledging entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on mezzanine loans or debt senior to mezzanine loans, or in the event of a borrower bankruptcy, mezzanine loans will be satisfied only after senior debt has been repaid.

Equity Participations or Equity Kickers. Subject to our ability to satisfy the requirements in connection with our intended qualification as a publicly traded partnership and qualified opportunity fund, we may elect to receive equity participation opportunities in connection with our commercial real estate loans. Equity participations or equity kickers are typically payable in the form of additional interest, exit fees, a percentage of sharing in refinance or resale proceeds or options or purchase warrants in the borrower. Equity participation can also take the form of a conversion feature, allowing us to convert all or a portion of our loan or preferred equity investment into equity in the borrower at a negotiated premium. We may generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.

Investments in Debt and Equity Securities Issued by Other Real Estate-Related Companies

Subject to our ability to satisfy the requirements in connection with our intended qualification as a publicly traded partnership and qualified opportunity fund, we also may acquire equity interests in entities that own, operate or control commercial real property, equity securities issued by real-estate related public companies and debt securities, such as senior unsecured debt and investment grade, non-investment grade or unrated structured products.

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Other Possible Investments

Although we anticipate most of our initial investments consisting of qualified opportunity zone investments, we may make other investments, for example in alternative commercial properties such as data centers and solar projects. In fact, we may invest in any types of commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investment, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses that we believe to be in our best interest, subject to certain limitations set forth in our conflicts of interest policy related to investments involving our Manager, our Sponsor and their affiliates. See “Conflicts of Interest.”

Lack of Allocation Requirements

There are no restrictions or limitations on the percentage of our investments that must be in a given geographic area, of a particular type of real estate, or acquired utilizing a particular method of financing. Our Manager, subject to Board oversight, may change our targeted investments and investment strategy and guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise

Investment Process

We, our Operating Company and our Manager have entered into a management agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. Pursuant to the management agreement, our Manager’s investment committee will have discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses on our behalf, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will also periodically review our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate.

Our Manager will focus on sourcing, analyzing and managing our investments and making decisions related to the acquisition, management, financing and disposition of our portfolio of assets in accordance with our investment objectives and strategy and investment guidelines. In selecting investments, our Manager’s underwriting team will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property:

•	location, prospects for appreciation and other market factors that may influence valuations;
•	a fundamental analysis of the property, including tenant rosters, lease terms, zoning, operating costs and its overall competitive position in its market;
•	real estate and market conditions affecting the property;
•	income-producing capacity, including cash flow in place and projected cash flow over the anticipated hold period;
•	appropriateness of estimated costs and timing associated with capital improvements;
•	third-party reports, including property condition, title, zoning and environmental reports;
•	potential for principal loss and downside risk;
•	physical inspections of the property and analysis of markets; and
•	the overall investment structure, including tax and liquidity considerations, and rights in the transaction documentation.

If a potential investment meets the criteria of our Manager’s underwriting team, our Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions, crystallization rights and recourse provisions. Our Manager will evaluate our position within the overall capital structure and our rights in relation to potential joint venture partners. Our Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the investment. Only those potential investments meeting our investment guidelines will be accepted for inclusion in our portfolio. In addition, in an effort to keep investments in compliance with our standards, our Manager’s underwriting team will remain involved throughout the investment life cycle and will consult with the other internal professionals responsible for the investment as needed.

We will not enter into any transaction in which our officers, directors, Manager, Sponsor or any of their respective affiliates has a prior interest without a determination by our Independent Committee that the terms of the transaction, including the price, are fair and reasonable.

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Borrowing Policy

We intend to employ leverage in order to provide more funds available for investment. Leverage will allow us to make more investments than would otherwise be possible, resulting in a broader portfolio. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. We also believe that our Sponsor’s ability to obtain both competitive financings and its relationships with top tier financial institutions will allow our Manager to access and successfully employ competitively priced borrowing.

Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Company.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio.

Operating Policies

Hedging Activities. We may use derivative financial instruments to hedge our exposure to changes in interest rates on loans secured by our assets and investments. Derivative financial instruments may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other instruments. Subject to maintaining our intended qualification as a publicly traded partnership and qualified opportunity fund and to compliance with any applicable exemption from being regulated as a commodity pool operator, we may use these instruments to hedge as much of the interest rate risk as we determine is in the best interest of the holders of our Class A units given the cost of such hedges. Our Manager will make decisions regarding the use of derivative financial instruments based on facts and circumstances existing at the time we enter into a transaction, as a result, actual hedging activities may differ from our currently anticipated strategy. In addition, we may elect to bear a level of interest rate risk that could otherwise be hedged if our Manager believes, based on all relevant facts and circumstances, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Under our operating agreement, we have authority to issue an unlimited number of additional units and options, rights, warrants and appreciation rights relating to such units. In particular, our Board is authorized to provide for the issuance of an unlimited amount of one or more classes or series of units and to fix the number of units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without member approval. We may elect to issue and sell additional units in this or future private or public offerings or issue units to our Manager or its affiliates, including our Sponsor, in payment of outstanding fees and expenses.

Disposition Policies

The period that we will hold our investments will vary depending on a number of factors, including the type of investment, interest rates and economic and market conditions. Our Manager’s investment committee will develop a well-defined exit strategy for each investment we make and will periodically perform a hold-sell analysis to determine the optimal holding period for generating strong returns. As each of our investments reach what we believe to be its maximum value we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to holders of our Class A units or investing the proceeds in other investments that we believe may produce a higher overall future return. However, we may sell any or all of our investments before or after their anticipated holding period if, in the judgment of our Manager’s investment committee, selling the investment is in our best interest.

The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of all relevant factors, including prevailing and projected economic and market conditions, whether the value of the investment is anticipated to change substantially, whether we could apply the proceeds from the sale to make other investments consistent with our investment objectives and strategy, whether disposition of the investment would allow us to increase cash flow, and whether the sale of the investment would impact our intended qualification as a publicly traded partnership and qualified opportunity fund.

Investment Company Act Considerations

We intend to engage primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Section 3(a)(1)(A) of the Investment Company Act a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. A company is an investment company under Section 3(a)(1)(C) of the Investment Company Act, if it is engaged, or proposes to engage, in the

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business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test”). The Investment Company Act defines investment securities generally as all securities except U.S. government securities and securities issued by “majority-owned subsidiaries” which are not themselves investment companies and are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The Investment Company Act further defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding “voting securities” of which are owned by such person, or by another company which is a majority-owned subsidiary of such person, and voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

All of our assets will be held by, and all of our operations will be conducted through, our Operating Company, either directly or indirectly through its subsidiaries. To further diversify our investment portfolio, we also intend to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC, or its affiliates (collectively, the “Belpointe SP Group”), as well as independent developers and owners. We will frequently acquire an interest in a property where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

Neither we nor our Operating Company nor any of the majority-owned subsidiaries of our Operating Company will engage primarily or be held out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our initial investments are expected to consist of commercial properties located in qualified opportunity zones, and future investments are expected to include a wide range of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Accordingly, we believe that neither we nor our Operating Company nor any of the majority-owned subsidiaries of our Operating Company will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Further, we intend to hold our assets and conduct our operations such that we, our Operating Company and most, if not all, of the majority-owned subsidiaries of our Operating Company comply with the 40% Test and we will continuously monitor our holdings to confirm such compliance. We do not expect most, if any, of the majority-owned subsidiaries of our Operating Company to rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. As such, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that neither we nor our Operating Company nor most, if not all, of the majority-owned subsidiaries of our Operating Company will be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

We will treat entities in which our Operating Company owns at least 50% of the outstanding voting securities as majority-owned subsidiaries of our Operating Company for purposes of the 40% Test. If, however, the SEC were to disagree with our treatment of one or more entities as majority-owned subsidiaries of our Operating Company, we would need to adjust our strategy and our assets in order to continue to comply with the 40% Test. Any such adjustment in our strategy could have a material adverse effect on us.

If any of the majority-owned subsidiaries of our Operating Company rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act, we intend to limit the amount of assets held by such subsidiaries to the extent necessary to ensure that we, our Operating Company and our Operating Company’s other subsidiaries remain exempt from the Investment Company Act. This may require us to forego opportunities to acquire traded securities or certain other assets that we would otherwise want to acquire or to sell such assets when we would otherwise want to retain them.

If we, our Operating Company or any of the majority-owned subsidiaries of our Operating Company were to ever inadvertently fall within the definition of an “investment company,” we may rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Through a series of no-action letters the SEC has taken the position that this exception may be available if: at least 55% of an entity’s assets consist of “mortgages and other liens on and interests in real estate” (“qualifying interests”) and the remaining 45% of its assets consist primarily of “real estate-type interests;” with at least 80% of the entity’s total assets consisting of qualifying interests and real estate-type interests and no more than 20% of its total assets consisting of assets that have no relationship to real estate (“miscellaneous assets”) (taken together, the “Asset Composition Test”).

For purposes of relying on the Section 3(c)(5)(C) exception, we will classify our assets as qualifying interests, real estate-type interests or miscellaneous interests based on the interpretive positions taken by the SEC in this series of no-action letters, however, these no-action letters have been issued over a period of more than twenty years and are based on facts and circumstances that may substantially differ from the facts and circumstances that we face. Unless we ourselves seek no-action relief, there can be no assurance that the SEC will concur with how we classify our assets. In addition, the SEC may, in the future, issue further guidance that could require us to reclassify our assets for purposes of the Investment Company Act. If we are required to reclassify our assets, we may no longer be in compliance with the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

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For purposes of determining whether we satisfy the Asset Composition Test, we will rely on the interpretive positions taken by the SEC in its no-action letters and other guidance, we intend to classify fee interests in real property held by our Operating Company or the majority-owned subsidiaries of our Operating Company, as qualifying assets. We intend to classify investments in any joint ventures or other co-ownership arrangements that invest in qualifying assets, such as real property, as qualifying assets, but only if we are active in the management and operation of the joint venture or other co-ownership arrangement and have the right to approve major decisions; otherwise, we intend to classify as such investments as real estate-type interests. We will not participate in joint ventures or other co-ownership arrangements to the extent that we believe such participation would potentially subject us to registration under the Investment Company Act.

We also intend to treat as qualifying assets senior mortgage loans and certain mezzanine loans that satisfy the interpretive positions taken by the SEC in its no-action letters and other guidance, as well as other assets that the SEC in various no-action letters and other guidance has determined are the functional equivalent of senior mortgage loans. We will treat as real estate-related assets mezzanine loans that do not satisfy the conditions set forth by the SEC in its no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. Unless a relevant SEC no-action letter or other guidance applies, we expect to treat preferred equity interests as real estate-related assets.

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Company or any of the subsidiaries of our Operating Company will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exclusions from that definition, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exclusion (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exclusion that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategies we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. See “Risk Factors—Risks Related to This Offering and our Organizational Structure” for a discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act.

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Management

Board of Directors

We operate under the direction of our Board, the members of which are accountable to the Company and our Members as fiduciaries. Our Board will retain the services of our Manager to manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to the Board’s supervision. A team of investment and asset management professionals, acting through our Manager, will make all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager will also provide portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Our current Board members are Brandon Lacoff and Martin Lacoff. Dean Drulias, Shawn Orser and Ronald Young, Jr. will be appointed to our Board and designated to a particular class of directors as of the effective date of the registration statement of which this prospectus forms a part. Our Chief Executive Officer is Brandon Lacoff and our Chief Strategic Officer is Martin Lacoff.

Our operating agreement divides our Board into three classes, designated Class I, Class II and Class III. Martin Lacoff is a Class II director and Brandon Lacoff is a Class III director. The initial term of Class I directors will expire at our first annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part, the initial term of Class II directors will expire at our second annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part and the initial term of Class III directors will expire at our third annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part. At each successive annual meeting of Members beginning with the first annual meeting, successors to the class of directors whose term expires at such annual meeting will be elected. The holders of our Class M units, voting separately as a class, are entitled to elect one Class III director (the “Class M Director”) all other directors will be elected by the vote of a plurality of our outstanding Class A units and Class B units, voting together as a single class, to serve for a three-year term and until their successors are duly elected or appointed and qualified.

The number of directorships on our Board may be increased or decreased at any time by the Board, however, a decrease may not shorten the term of any incumbent director. Directors may only be removed from the Board for cause by the affirmative vote of at least 80% of the holders of Class A units and Class B units, voting together as a single class, however, the Class M Director may only be removed for cause by the affirmative vote of at least 80% of the holders of Class M units, voting separately as a class. A director serving on any committee of the Board may be removed from such committee at any time by the Board. A vacancy resulting from an increase in the number of directorships of any class or from the resignation, removal, incapacity or death of a director may be filled by a majority of the directors then in office. Any director appointed to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Our directors are only required to devote such time to our business as their duties may require and may have business interests and engage in business activities similar to, in addition to or in competition with ours. Consequently, in the exercise of their fiduciary responsibilities, our directors will rely heavily on our Manager and on information provided by our Manager. Our directors have a fiduciary duty to our Members to supervise the relationship between the Company and our Manager.

Our current directors are also executive officers of our Manager, executive officers and directors of affiliates of our Manager and Sponsor and serve on the investment committees of affiliates of our Manager. In order to ameliorate the risks created by conflicts of interest, our Board will create a committee comprised entirely of independent directors (the “Independent Committee”) to address any potential conflicts. An independent director is a person who is not an officer or employee of our Manager or its affiliates. The Independent Committee will act upon matters involving conflicts of interest, including transactions between the Company and our Manager. See “Conflicts of Interest” for additional details.

Our general policies on investments and borrowings are set forth in this prospectus. Our Manager’s investment committee will periodically review our policies to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. Unless modified by our Board, we will follow the policies on investments and borrowings set forth in this prospectus.

Directors and Executive Officers

Our directors and executive officers are set forth below.

Name	Age	Position
Brandon E. Lacoff	45	Chairman of the Board and Chief Executive Officer
Martin Lacoff	72	Director, Chief Strategic Officer and Principal Financial Officer
Dean Drulias	73	Independent Director (1)
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Shawn Orser	45	Independent Director (1)
Ronald Young Jr.	45	Independent Director (1)
(1)	Will be appointed to our Board and designated to a particular class of directors as of the effective date of the registration statement of which this prospectus forms a part.

Brandon Lacoff, Esq. has been our Chairman of the Board and Chief Executive Officer since our founding in January 2020. He is also the Founder of Belpointe REIT, Inc., a qualified opportunity fund REIT and affiliate of our Manager and Sponsor, and has been Chairman of the Board of Directors, Chief Executive Officer and President, since its founding in June 2018. Mr. Lacoff is the Founder of Belpointe, a private equity investment firm, and has been Belpointe’s Chief Executive Officer since its founding in 2011. From 2004 to 2011, Mr. Lacoff was a Managing Director and the Co-Founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was acquired by Belpointe in 2011. Belpointe is known for such developments as its luxury residential developments in Greenwich (Beacon Hill of Greenwich) to its class A apartments in Norwalk, Connecticut (The Waypointe District) and Stamford, Connecticut (Baypointe). Belpointe owns several operating businesses throughout the region, including Belpointe Asset Management LLC, a financial asset management firm that manages over $1 billion in tradable securities. Mr. Lacoff and his executive team bring financial strength, operational expertise and investing discipline to its portfolio of investments. Mr. Lacoff currently serves as the Chairman of the Board of Directors for Belpointe Multifamily Development Fund I, LP, a real estate private equity fund. Mr. Lacoff holds a Juris Doctor degree and a Master of Business Administration from Hofstra University and a bachelor’s degree in Finance from Syracuse University. Mr. Lacoff was selected as a director because of his ability to lead our company and his detailed knowledge of our strategic opportunities, challenges, competition, financial position and business.

Martin Lacoff has been a member of our Board, Chief Strategic Officer and Principal Financial Officer since our founding in January 2020. Mr. Lacoff is an entrepreneur with over 45 years’ experience in successfully starting, developing and operating businesses within the securities, real estate, and natural resources industries. He is also, and has been since its founding in June 2018, the Vice Chairman of the Board of Directors and Chief Strategic Officer of Belpointe REIT, Inc., a qualified opportunity fund REIT and affiliate of our Manager and Sponsor. His considerable professional experience includes former Vice-Chairman and Co-Founder of Walker Energy Partners, one of first publicly traded Master Limited Partnership (MLP) that he brought public; and former Chairman, Founder and General Securities Principal of LaClare Securities, Inc., a NASD broker dealer. Mr. Lacoff was also formerly Vice President of institutional equities at Mitchell Hutchins and later Paine Webber. Mr. Lacoff previously served as a Director of Fortune Natural Resources Corporation, a public company that was listed on the American Stock Exchange and is currently on the Board of Directors of the Lion’s Foundation of Greenwich, a charitable organization dedicated to helping the blind and visually impaired. Since 2012, Mr. Lacoff has served as a Board of Director for Belpointe Multifamily Development Fund I, LP, where he helps in real estate investment decisions. Mr. Lacoff is an engineer by training, having graduated from Rensselaer Polytechnic Institute and has a Master of Business Administration in Finance from the Simon Business School at University of Rochester. Mr. Lacoff was selected to serve as a director because of his extensive investment and financial experience and detailed knowledge of our acquisition and operational opportunities and challenges.

Dean Drulias, Esq. has been practicing private law in Westlake Village, California, since 2002. He is also a member of the Board of Directors of Belpointe REIT, Inc., a qualified opportunity fund REIT, an affiliate of our Manager and Sponsor. Mr. Drulias formerly served as Director, Corporate Secretary and General Counsel of Fortune Natural Resources Corporation, a public oil and gas exploration and production services company that was listed on the American Stock Exchange. Mr. Drulias was also a stockholder and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, where he specialized in the areas of energy, environmental and real property law. Mr. Drulias received his undergraduate degree from the University of California Berkley and has a Juris Doctor degree from Loyola Law School. Mr. Drulias is a member of the California and Texas State Bars. Mr. Drulias was selected as a director because of his senior executive officer and board service experience.

Shawn Orser has been the President of Seaside Financial & Insurance Services, a San Diego, California based investment advisory firm since 2009. He is also a member of the Board of Directors of Belpointe REIT, Inc., a qualified opportunity fund REIT, an affiliate of our Manager and Sponsor. Mr. Orser began his career in finance supporting an Index Arbitrage desk at RBC Dominion Securities, then moved to Merrill Lynch where he worked on the trading desk for the Equity Linked Products Group. Thereafter, he then joined Titan Capital, a New York City based hedge fund where he traded equity derivatives, then worked as a proprietary trader for Remsemberg Capital trading equity and option strategies. Afterwards, he moved to the retail side of the investment management business with Northwestern Mutual, then later joined Seaside Financial & Insurance Services. Mr. Orser earned his bachelor’s degree in Finance from Syracuse University. Mr. Orser was selected as a director because of his extensive investment and finance experience.

Ronald Young, Jr. has been the President and Co-founder of Tri-State LED, a subsidiary of Revolution Lighting Technologies (NASDAQ: RVLT), which provides LED solutions to commercial, industrial and municipal organizations since 2010. He is also a member of the Board of Directors of Belpointe REIT, Inc., a qualified opportunity fund REIT, an affiliate of our Manager and Sponsor. Prior to 2010, Mr. Young was a managing director and co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was later acquired by Belpointe. Mr. Young has also held several positions in the investment and financial industry with MAC Pension Inc., Strategies for Wealth Strategies (an agency of The Guardian Life Insurance Company of America), and AG Edwards & Sons Inc. (now Wells Fargo Advisors). Ron earned his undergraduate degree from the University of Connecticut. Mr. Young was selected as a director because of his extensive investment and real estate development experience.

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Executive Advisory Board

Our Board has established an Executive Advisory Board to provide both it and our Manager with advice regarding, among other things, potential investment opportunities, general market conditions and debt and equity financing opportunities. The Executive Advisory Board will initially consist of Sarah Broderick, Patrick Brogan, Donald Cogsville, Jeffrey Dunne, Stephen Soler and Fredrick Stoleru. The members of the Executive Advisory Board will not participate in meetings of our Board unless specifically invited to attend. The Executive Advisory Board will meet at such times as requested by our Board or our Manager. The members of the Executive Advisory Board can be appointed and removed and the number of members of the Executive Advisory Board may be increased or decreased by our Manager from time to time for any reason. The appointment and removal of members of the Executive Advisory Board do not require approval of our Members. The members of our Executive Advisory Board as of the effective date of the registration statement of which this prospectus forms a part are set forth below.

Sarah Broderick is the Founder of FEAT Capital & Advisory, advising primarily female-led or growth stage companies on topics including financial and operational execution, executive leadership, organizational design and corporate cultural transformation. Prior to founding FEAT Capital & Advisory, Mrs. Broderick served as a director, senior executive, and financial expert across a range of organizations, and has 20 years of experience working with both large cap companies, as well as emerging tech and founder-led ventures. Most recently, Mrs. Broderick served as the Chief Operating Officer, CFO, and member of the Board of Directors of VICE Media. Prior to her role at VICE Media, Mrs. Broderick oversaw SEC Reporting and the global accounting operations for General Electric, and served in senior financial leadership positions at NBCUniversal, Endeavor and Deloitte. Mrs. Broderick holds a Masters degree and a Bachelor of Science degree in Accounting from the University of Connecticut, where she was also a four-year member and captain of the UConn Softball Team. Mrs. Broderick serves on the Board of Directors of the Girl Scouts of Connecticut and is heavily involved in fundraising for the University of Connecticut athletic department.

Patrick Brogan is the President of BB Land Holdings, a private real estate investment company, and an Officer of the Black-Brogan Foundation, a family foundation focused on empowerment through education. He is also a member of the Executive Board of Belpointe REIT, Inc., a qualified opportunity fund REIT, an affiliate of our Manager and Sponsor. Mr. Brogan’s has extensive background in data networking, as he was an early employee at Breakaway Solutions, Blade Logic, Egenera, and Fuze. Over the years Mr. Brogan’s role ranged from Engineering to Sales, to Investor, and ultimately Board of Directors. Mr. Brogan’s extensive business background made him into an expert investor and advisor to early-stage businesses. Mr. Brogan holds a bachelor’s degree from Boston College.

Donald P. Cogsville is the Chief Executive Officer of The Cogsville Group, a New York-based private equity real estate investment firm founded in 2007. Since its inception, the firm has invested in $3 billion of commercial and residential real estate, representing over 4,000 assets in 49 states. Mr. Cogsville began his career as an attorney in the Structured Finance Group at Skadden, Arps, Slate, Meagher & Flom LLP. He then joined the Leveraged Finance Group at Merrill Lynch as an investment banker, and left Merrill Lynch to found RCM Saratoga Capital LLC, a boutique investment banking firm focused on generating value in the urban marketplace. Mr. Cogsville is Of Counsel with Akerman LLP, where his practice focuses on real estate development (specifically urban redevelopments, including opportunity zone projects), real estate financing, and real estate asset management. Additionally, Mr. Cogsville serves or has served on the Board of Marchex, Inc., the Board of Visitors of the University of North Carolina, The New York Urban League, Jazz at Lincoln Center, The Amsterdam News Editorial Board and founded the non-partisan voter registration initiative, Citizen Change. Mr. Cogsville holds a B.A. from the University of North Carolina at Chapel Hill and a J.D. from Rutgers University.

Jeffrey Dunne is currently the vice chairman of institutional capital markets for CBRE Group Inc., the world’s largest commercial real estate services and investment firm. He is also a member of the Executive Board of Belpointe REIT, Inc., a qualified opportunity fund REIT, an affiliate of our Manager and Sponsor. Mr. Dunne has over 33 years of experience in the real estate investment banking business as an advisor and transactional agent for retail, office, apartments, industrial and new development projects, with over $30 billion investment transactions. Jeff received a Master of Business Administration degree from New York University and a bachelor’s degree from Pennsylvania State University.

Stephen Soler is the Managing Director of Stockbridge Realty Advisors, LLC, where he oversees underwriting, financing, and project management for real estate investments, including assisting Societe Generale with various real estate related matters including developing risk management protocols. Over the past 30 years, Mr. Soler has held senior positions at both real estate investment companies as well as commercial banks focused on commercial real estate financing, where he has overseen more than $15 Billion of commercial real estate transactions covering all asset classes and real estate sectors. Prior to Stockbridge Realty Advisors, LLC, Mr. Soler held the position of Managing Director at Societe Generale and was part of the credit assessment team focused on risk management. Mr. Soler is an Adjunct Professor at the NYU Schack Institute of Real Estate where he has taught for more than fifteen years in the Master of Real Estate Program with a focus on Entrepreneurship and Sustainable Development. Mr. Soler graduated from the University of Massachusetts at Amherst with a degree in economics, and he attended the Harvard Graduate School of Design. He has served as a member of the Economics Department Advisory Board at the University of Massachusetts, the Board of the YMCA of Greenwich, and on several Town of Greenwich Boards and Advisory Committees.

Fredrick Stoleru is a Principal with Blackburn Point Realty, the real estate affiliate of Hepco Capital Management, LLC, a private investment firm that seeks to make controlled investments in diverse business sectors, particularly real estate, middle market

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private operating companies, and energy and financial companies. Prior to Blackburn, Mr. Stoleru was the President and Chief Executive Officer of Atlas Resources LLC and Vice President of the general partner of Atlas Growth Partners, L.P., which owns and operates natural gas drilling partnerships. In addition to experience at Atlas, Mr. Stoleru has a considerable professional experience that includes serving as Vice President of Business Development at Resource Financial Institutions Group, Inc., a Principal of NPV/Direct Invest, an Associate at the Capital Transactions Group of the Shorenstein Company, and an Investment Banking Associate with JP Morgan Investment Management. Mr. Stoleru received a Masters of Business Administration degree from Georgetown University and a Bachelor of Science degree in business from the University of Delaware. Mr. Stoleru holds FINRA Series 7 and 63 licenses.

Committees of the Board of Directors

Our Board may delegate many of its powers to one or more committees. As of the date of this prospectus, we have not established any committees.

Compensation of Directors

Our Board is empowered to, or to delegate to our Manager the power to, fix the compensation of all officers and approve the payment of compensation to directors for services rendered to us. Prior to this offering, the members of our Board received no compensation for their service as directors. A member of our Board who is also an employee of our Manager or our Sponsor is referred to as an employee director. Employee directors will not receive compensation for serving on our Board. Following the commencement of this offering, we intend to compensate each of our non-employee directors with an annual retainer of $20,000 and each member of our Executive Advisory Board with an annual retainer of $10,000. In the sole discretion of our Board or Manager, as applicable, compensation paid to members of our board of directors and members of our Executive Advisory Board may be in the form of cash or equity, or a combination of both cash and equity. Annual retainers will be paid in quarterly installments in arrears. We will also reimburse each of our directors and members of our Executive Advisory Board for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Our Board or our Manager, as applicable, will periodically review and may adjust the compensation of both the members of our board of directors and the members of our Executive Advisory Board.

Executive Compensation

We will be externally managed and currently have no employees or intention of hiring any employees. Our executive officers also serve as officers of our Manager and Sponsor or one or more of their affiliates. Our management agreement provides that our Manager will be responsible for managing our day-to-day operations and investment activities, as such our executive officers do not receive compensation from us or any of our subsidiaries for serving as our executive officers but, rather, receive compensation from our Manager. We will not reimburse our Manager for any compensation paid to our executive officers. Our management agreement does not require our executive officers to dedicate a specific amount of time to the conduct of our business and affairs or prohibit our executive officers from engaging in other activities or providing services to other persons, including affiliates of our Manager and Sponsor. Accordingly, our Manager has informed us that it cannot identify the portion of compensation it will award to our executive officers that relates solely to such executives’ services to us, as our Manager does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us.

Our Manager

While our Board will at all times have ultimate oversight and policy-making authority, including responsibility for our governance, financial controls, compliance and disclosure, we will be externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor. Belpointe, LLC operates a family office making private investments and oversees its businesses, such as wealth management, legal and real estate services. Belpointe, LLC’s senior executives have an aggregate of over 75 years of experience in the acquisition, development and ownership of real estate and, as of December 31, 2019, its affiliates have facilitated or originated 12 real estate assets with aggregate purchase prices and construction costs of approximately $409.1 million. See “Prior Performance Summary.”

The executive offices of our Manager are located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830, and the telephone number of our Manager’s executive offices is (203) 883-1944. Set forth below is biographical information for the executive officers of our Manager.

Officer	Age	Position Held with Our Manager
Brandon E. Lacoff	45	Chief Executive Officer and President
Martin Lacoff	72	Chief Strategic Officer

For information concerning the background of Brandon E. Lacoff and Martin Lacoff see “Management—Directors and Executive Officers” above.

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Our Management Agreement

We, our Operating Company and our Manager have entered into a management agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. Pursuant to the management agreement, our Manager will manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to oversight by our Board. A team of investment and asset management professionals, acting through our Manager, will make all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager will also provide portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Pursuant to the terms of the management agreement, our Manager will be responsible for, among other services:

Investment Advisory and Acquisition Services

•	approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;
•	serving as our investment and financial manager with respect to originating, sourcing, underwriting, acquiring, financing, servicing, investing in and managing a diversified portfolio of commercial real estate properties, other real estate-related assets, including, but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses;
•	periodically reviewing our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and making recommended changes to our Board as appropriate;
•	structuring the terms and conditions of our acquisitions, sales and joint ventures;
•	entering into leases and service contracts for our commercial real estate properties and other investments;
•	approving and overseeing our debt financing strategies;
•	approving joint ventures, limited liability companies and other such relationships with third parties;
•	approving any potential liquidity transaction;
•	obtaining market research and economic and statistical data in connection with our investments and investment objectives and policies;
•	overseeing and conducting the due diligence process related to prospective investments;
•	preparing reports regarding prospective investments which include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the prospective investments; and
•	negotiating and executing approved investments and other transactions.

Disposition Services

•	evaluating and approving potential asset dispositions, sales or liquidity transactions; and
•	structuring and negotiating the terms and conditions of transactions pursuant to which our assets may be sold.

Pursuant to the terms of the management agreement, our Manager may retain, for and on our behalf, at our sole cost and expense, among other services:

Offering Services

•	development of this offering, including the determination of its specific terms;
•	preparation and approval of all marketing materials to be used by us relating to this offering;
•	negotiating and coordinating the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;
•	creating and implementing various technology and electronic communications related to this offering; and
•	all other services related to this offering.
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Asset Management Services

•	investigating, selecting, and, on our behalf, engaging and conducting business with such persons as our Manager deems necessary to the proper performance of its obligations under the management agreement, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, placement agents, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, property managers, leasing and investment sale brokers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the management agreement;
•	monitoring applicable markets and obtaining reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;
•	monitoring and evaluating the performance of our investments, providing management services to us and performing and supervising the various management and operational functions related to our investments;
•	formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis;
•	coordinating and managing relationships between us and any joint venture partners;
•	assisting us in calculating and publishing our NAV.

Accounting and Other Administrative Services

•	managing and performing the various administrative functions necessary for our day-to-day operations;
•	providing or arranging for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;
•	providing financial and operational planning services and portfolio management functions;
•	maintaining or arranging for the maintenance of accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including quarterly and annual financial statements;
•	maintaining or arranging for the maintenance of all appropriate company books and records;
•	overseeing tax and compliance services and risk management services and coordinating with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	supervising the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	providing us with all necessary cash management services;
•	managing and coordinating with our transfer agent, if any, the process of making distributions and payments to holders of our units;
•	evaluating and obtaining adequate insurance coverage based upon risk management determinations;
•	providing timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;
•	evaluating our corporate governance structure and appropriate policies and procedures related thereto; and
•	overseeing all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Member Services

•	determining our distribution policy; and
•	managing communications with holders of our units, including answering phone calls, preparing and sending written and electronic reports and other communications.

Financing Services

•	identifying and evaluating potential financing and refinancing sources, engaging a third-party broker if necessary;
•	negotiating terms of, arranging and executing financing agreements;
•	managing relationships between us and our lenders, if any; and
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•	monitoring and overseeing the service of our debt facilities and other financings, if any.

Additional Services

Our Manager may retain, for and on our behalf, at our sole cost and expense, such additional services, including property management, leasing and construction services, of persons and firms as our Manager deems necessary or advisable in connection with our management and operations, which may include our Sponsor, or affiliates of our Manager or Sponsor; provided, that any such additional services may only be supplied by affiliates of our Manager, including our Sponsor, to the extent provided, on arm’s length terms and at competitive market rates, comparable to those terms and rates that are customary for the provision of such additional services to companies that have assets similar in type, quality and value to ours.

Management Team

Pursuant to the management agreement, our Manager will be required to provide us with a portion of our management team, including our Chief Executive Officer and such other positions as requested by our Board, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Sponsor will be dedicated exclusively to us. Members of our management team will be required to devote such time as is necessary and appropriate commensurate with the level of our activity.

Management Compensation and Expense Reimbursements

We do not expect to maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager to manage our day-to-day operations.

Our Manager and its affiliates, including our Sponsor, will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets, including a quarterly asset management fee. See “Compensation” for a detailed description of the fees and expenses payable to our Manager and its affiliates. Neither our Manager nor its affiliates will receive any selling commissions or dealer-manager fees in connection with the offer and sale of our Class A units.

Term and Termination

The initial term of the management agreement will commence as of the effective date of the registration statement of which this prospectus forms a part and continue through December 31, 2024. We may only terminate the management agreement (i) for “cause,” (ii) upon the bankruptcy of our Manager, or (iii) upon a material breach of the management agreement by our Manager. “Cause” is defined in the management agreement to mean fraud or willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us. Following the initial term, the management agreement will automatically renew for an unlimited number of three-year terms unless we elect not to renew it by providing our Manager with 180 days’ prior notice. We will review and evaluate our Manager’s performance under the management agreement at least 180 days prior to each renewal term.

In the event that we elect not to renew the management agreement or the management agreement is terminated prior to the end of a term, our Manager will be entitled to receive its prorated management fee through the expiration or termination date as well as to continue to hold our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Company or any subsidiary. In addition, upon expiration or termination of the management agreement, our Manager will cooperate with us and take all reasonable steps requested to assist our Board in making an orderly transition of the management function.

Limitations on Liability and Indemnification of our Directors, Officers, Manager and Other Agents

Our operating agreement provides that our directors, officers and Manager will be liable to us or the holders of our Class A units for an act or omission only if such act or omission constitutes a breach of the duties owed to us or the holders of our Class A, as applicable, by any such director, officer or our Manager and such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud and that our Sponsor will not be liable to us or holders of our units for its actions.

Moreover, in our operating agreement we have agreed to indemnify our directors, officers, Manager and Sponsor, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of being or having been one of our directors or officers or our Manager, except for any expenses or liabilities that have been finally judicially determined to have arisen primarily from acts or omissions that violated the standard set forth in the preceding paragraph.

The indemnification rights that we provide to our directors and officers are more expansive than those provided to directors and officers under Delaware law.

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In addition to the indemnity that exists in our operating agreement, we will enter into separate indemnification agreements with each of our directors and executive officers, that will indemnify them, to the fullest extent permitted by applicable law, against all expenses and liabilities (including judgments, fines, penalties, interest and amounts paid in settlement) incurred by them in connection with any proceeding in which any of them are made a party to or any claim, issue or matter, except to the extent that it shall have been determined in a final non-appealable judgment by a court of competent jurisdiction that such expenses and liabilities arose primarily from acts or omissions that constituted a breach of their duties and such breach was the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud. Such indemnification agreements will continue until and terminate upon the later of (x) 20 years after the indemnitee has ceased to occupy any positions or have any relationships with us or any of our affiliates, (y) the final termination of all proceedings pending or threatened during such period to which any indemnitee may be subject and (z) the expiration of the applicable statute of limitations for any possible claim or threatened, pending or completed action, suit or proceeding.

Allocation of Investment Opportunities

Our Sponsor has in the past established and sponsored private equity real estate funds, qualified opportunity funds and REIT offerings, and in the future expects to establish and sponsor additional real estate funds and REIT offerings, as well as other potential investment vehicles and businesses. Our Sponsor’s funds do, and any future investment vehicles may, have investment criteria similar to our own. If a sale, financing, investment or other business opportunity would be suitable for more than one investment vehicle, our Sponsor will allocate the opportunity according to the policies and procedures adopted by our Sponsor. Any allocation of this type may involve consideration of a number of factors that our Sponsor’s investment and asset management professionals may determine to be relevant, including the following:

•	investment objectives and criteria of the various investment vehicles;
•	cash requirements of the various investment vehicles;
•	effects of the investment on the diversification of the portfolios of the various investment vehicles by type of investment and risk of investment;
•	policies of the various investment vehicles relating to leverage;
•	anticipated cash flow of the asset to be acquired;
•	income tax effects of the purchase on the various investment vehicles;
•	size of the investment; and
•	amount of funds available to the various investment vehicles.

Shared Services Agreement

We, our Operating Company, our Sponsor and our Manager have entered into a shared services agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the management agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under the management agreement. However, under the shared services agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay our Manager under the management agreement.

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Compensation

We will pay our Manager and its affiliates the fees and expense reimbursements described below in connection with performing services for us. Neither our Manager nor its affiliates will receive any selling commissions or dealer-manager fees in connection with the offer and sale of our Class A units or acquisition or disposition fees in connection with our investments. We will, however, reimburse our Manager for out-of-pocket expenses incurred on our behalf in relation to the forgoing activities.

Form of Compensation and Receipt	Determination of Amount	Estimated Amount
Organization and Offering Expenses – Manager or its Affiliates	We will reimburse our Manager and its affiliates, including our Sponsor, for all expenses incurred on our behalf in connection with our organization and the offering of our Class A units, which are initially expected to be approximately $[●], and up to approximately [●]% of gross offering proceeds if we raise the maximum offering amount. Offering expenses will include, without limitation, all legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer-manager fees. We will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the offering. Thereafter, reimbursement payments will be made beginning on a date selected by our Manager in monthly installments without interest until paid in full.	The actual amount will vary depending on the number Class A units sold. Initially organizational and offering expenses are expected to be approximately $[●] and may be up to approximately [●]% of gross offering proceeds if we raise the maximum offering amount.
Asset Management Fee – Manager	We will pay our Manager a quarterly asset management fee at an annualized rate of 0.75%. The asset management fee will be based on our NAV at the end of each fiscal quarter, which, following December 31, 2021, will be announced within 15 days following the last day of each quarter.	Actual amounts are dependent upon our NAV and, therefore, cannot be determined at this time.
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Other Operating Expenses – Manager or its Affiliates

We will reimburse our Sponsor and Manager for our allocable share of the salaries, benefits, office and other overhead of personnel providing services to us. We will also reimburse our Manager for out-of-pocket expenses paid to third parties in connection with the provision of services to us.

In addition, we will reimburse our Manager for out-of-pocket expenses incurred in connection with the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans, debt and equity securities in other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses (including expenses related to potential transactions that do not close), including, without limitation legal and accounting fees and expenses, costs of due diligence (including appraisals, surveys, engineering reports and environmental site assessments), travel and communications expenses and other closing costs and miscellaneous expenses related to the acquisition of our investments.

Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.
Participation in Distribution – Manager	Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized by or distributed from the Operating Company or any subsidiary. As a result, any time we recognize operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The Class B units that our Manager holds are also subject to percentage-based anti-dilution protection. Accordingly, the distributions rights that our Manager is entitled to may never be diluted to less than 5%. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.
Property Management Oversight Fee – Manager or its Affiliates	In addition, our Manager, Sponsor, or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of the Operating Company, equal to 1% of the revenue generated by the applicable property.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

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Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

Our Sponsor’s investment and asset management professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this prospectus, two real estate funds and may in the future sponsor other real estate funds that may have similar investment criteria to ours. In addition, our Sponsor currently sponsors, as of the date of this prospectus, a qualified opportunity fund REIT with investment criteria similar to ours.

Our Sponsor’s investment and asset management professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved.

The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

We may in the future decide to internalize our management function and, should we elect do so, we may acquire our Manager’s or its affiliates’, including our Sponsor’s, assets and personnel. We, our Operating Company and our Manager have entered into a management agreement to be effective as of the effective date of the registration statement of which this prospectus forms a part. The terms of the management agreement restrict us from hiring or soliciting any employee of our Manager or its affiliates, including our Sponsor, for a period of two years from termination of the management agreement. This restriction could make it difficult for us to internalize management without acquiring assets and personnel from our Manager and its affiliates, including our Sponsor, for consideration that would be negotiated at the time of any such acquisition. Such consideration could take many forms, including issuance of equity or cash payments, which could result in the dilution of your interest in us or directly impact our NAV, by reducing the amount of our assets.

In general, whenever an actual or potential conflict of interest arises between our Sponsor, Manager, one or more of our directors or their respective Affiliates, on the one hand, and us, our Operating Company, one or more of our Operating Company’s subsidiaries or one or more Members (other than our Manager), on the other hand, any resolution or course of action taken by our Board will be deemed approved by all of Members and will not constitute a breach of our operating agreement or any legal or equitable duty (including any fiduciary duty) if the resolution or course of action in respect of the conflict of interest is:

•	on terms no less favorable to us, our Operating Company, one or more of our Operating Company’s subsidiaries or one or more Members (other than our Manager) than those generally being provided to or available from unrelated third parties;
•	fair and reasonable to us taking into account the totality of the relationships among the parties involved; or
•	approved or ratified by a vote of our disinterested directors; or
•	approved or ratified by a vote of the Members.

Our failure to seek the approval of our disinterested directors or Members as described above will not be deemed to indicate that a conflict of interest exists or that approval could not have been obtained. If our Board determines that any resolution or course of action satisfies the first or second standards described above, it will be presumed that our Board acted in good faith in making such determination, and a holder of our Class A units seeking to challenge our Board’s determination would bear the burden of overcoming this presumption.

Any conflicts of interest described in this prospectus will be deemed approved by our Members and each prospective investor who acquire Class A units on or after the date of this offering and will not constitute a breach of our operating agreement or any legal, equitable or other duty.

In addition to the provisions relating to conflicts of interest, our operating agreement contains provisions that waive or consent to conduct by us, our Manager, our directors or our affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our operating agreement provides that when we, our Board or our Manager is permitted or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then, to the fullest extent permitted by law, we, our Board or our Manager, as the case may be, may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any holder of our Class A units, and will not be subject to any other or different standards imposed by our operating agreement, any other agreement contemplated thereby, under the Delaware Limited Liability Company Act or under any other law or in equity, but in all circumstances must exercise such discretion in good faith. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and the holders of our Class A units will only have recourse and be able to seek remedies against our directors if our directors breach their obligations pursuant to our operating agreement. Unless our directors breach their obligations

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pursuant to our operating agreement, we and the holders of our Class A units will not have any recourse even if our directors were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our operating agreement, our operating agreement provides that our directors will not be liable to us or the holders of our Class A units for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud. In addition, our operating agreement provides that our Manager and our Sponsor will owe no duties to us or the holders of our Class A units and will have no liability to us or any holder of our Class A units for monetary damages or otherwise for their actions. These modifications are detrimental to the holders of our Class A units because they restrict the remedies available to holders of our Class A units for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our Board may affect the amount of cash flow from operations available for distribution to the holders of our Class A units.

The amount of cash flow from operations that is available for distribution to holders of our Class A units is affected by decisions of our Board regarding such matters as:

•	amount and timing of cash expenditures;
•	amount and timing of investments and dispositions;
•	levels of indebtedness;
•	tax matters;
•	levels of reserves; and
•	issuance of additional equity securities, including Class A units.

The holders of our Class A units will have no right to enforce obligations of our affiliates under agreements with us.

Any agreements between us, on the one hand, and our affiliates, on the other, will not grant to the holders of our Class A units, separate and apart from us, the right to enforce the obligations of our affiliates in our favor.

Contracts between us, on the one hand, and our affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our operating agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our affiliates, on the other, are or will be the result of arm’s-length negotiations. Our Board will determine the terms of any of these transactions on terms that it considers are fair and reasonable to us.

The Members of our management team and our directors not required to devote all of their time and efforts to our affairs.

Members of our management team will be required to devote such time as is necessary and appropriate commensurate with the level of our activity. Our directors are only required to devote such time to our business as their duties may require and may have business interests and engage in business activities similar to, in addition to or in competition with ours.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of an investment then, in order to cover the shortfall, we may obtain a related party loan from our Manager or its affiliates, including our Sponsor. Each related party loan will be an obligation of ours, that is payable solely to the extent that such related party loan remains outstanding.

As an alternative means of acquiring investments for which we do not yet have sufficient funds, our Manager or its affiliates, including our Sponsor, may close and fund an investment prior to it being acquired by us. This ability to warehouse investments will allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by our Manager or its affiliates, including our Sponsor, in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable servicing fees).

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Net Asset Value Calculation and Valuation Policies

From the effective date of the registration statement of which this prospectus forms a part through December 31, 2021, the net asset value (“NAV”) for our Class A units will be equal to $[●] per Class A unit.

Thereafter our NAV per Class A unit will be based on the NAV of our assets and investments (such as our portfolio of commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses) in addition to any other assets (such as cash on hand following any distributions to our Manager pursuant to its Class B units), less any liabilities, including the allocation or accrual of management fees, allocation or accrual of gains or distributions distributable to our Manager pursuant to its Class B units and expenses reimbursable to our Manager and its affiliates, including our Sponsor.

Beginning with the first quarter following the December 31, 2021 year end, and every quarter thereafter, we plan to calculate our net asset value (“NAV”) within 15 days of the start of each quarter. If our NAV on such valuation date increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement and the adjusted NAV will remain in effect until the last day of the then-current quarter. The adjusted offering price will be equal to our adjusted NAV as of the last day of the immediately preceding quarter (the “Determination Date”) divided by the number of Class A units outstanding on the Determination Date. We will file a prospectus supplement with the SEC disclosing the quarterly determination of our NAV per Class A unit for a given fiscal quarter.

General

Our NAV will be calculated using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. Our Manager will periodically review our valuation methodologies and policies to determine whether they remain in the best interests of our Members and may adjust our methodologies as it deems appropriate.

The calculation of our NAV is intended to be a computation of the fair value of our assets and investments less our outstanding liabilities and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with U.S. GAAP. Because the fair value calculations of our assets and investments will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets and investments may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public companies holding similar assets and investments may use different methodologies or assumptions to determine their NAV. In addition, NAV is not a measure used under U.S. GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from U.S. GAAP. You should not consider NAV to be equivalent to unitholders’ capital or any other U.S. GAAP measure.

Independent Advisors

We may engage a third party to prepare or assist with preparing the NAV of our Class A units. In addition, where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. The independent valuation expert will not be responsible for, prepare or assist with preparing our NAV per Class A unit.

Valuation of our Assets and Investments

Our NAV will be calculated using a process that may reflect some or all of the following components: (i) estimated values of each of our assets and investments, including related liabilities, based on: (a) market capitalization, comparable transaction information, interest rates, net operating income; (b) with respect to debt, default rates, discount rates and loss severity rates; (c) for commercial real estate properties that have development or value add plans, progress along such development or value add plans; and (d) in certain instances, reports of the underlying assets and investments by an independent valuation expert; (ii) the price of liquid assets for which third party market quotes are available; (iii) accruals of our periodic distributions; and (iv) estimated accruals of our operating revenues and expenses.

Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the management fees and expenses reimbursable to our Manager and its affiliates, including our Sponsor, gains or distributions distributable to our Manager pursuant to its Class B units, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability.

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Limits on the Calculation of Our NAV

Our goal is to provide a reasonable estimate of the market value of our Class A units within 15 days following the last day of each fiscal quarter. Our assets and investments will consist principally of commercial real estate properties located throughout the United States and its territories. We also anticipate acquiring real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. The use of different judgments or assumptions would likely result in different estimates of the value of our assets and investments and, consequently, our NAV. Moreover, although we will calculate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, accordingly the NAV in effect for any given fiscal quarter may not accurately reflect the amount that might otherwise be paid for your Class A units in a market transaction. Further, for any given fiscal quarter, our published NAV may not fully reflect certain material events to the extent that they are unknown or their financial impact on our assets or investments is not immediately quantifiable. However, to the extent quantifiable, if a material event occurs in between quarterly updates of our NAV that would cause our NAV per Class A unit to change by 10% or more from the last disclosed NAV, we will disclose the updated NAV per Class A unit and the reason for the change in a prospectus supplement as promptly as reasonably practicable.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, we do not represent, warrant or guarantee that: (i) you will be able to realize the NAV per Class A unit for your Class A units if you attempts to sell them; (ii) you will ultimately realize distributions per Class A unit equal to the NAV per Class A units you own upon liquidation of our assets and investments and settlement of our liabilities or a sale of our company; (iii) our Class A units will trade at their NAV per Class A unit if quoted on the OTCQX or listed on a national securities exchange; or (iv) a third party would offer the NAV per Class A unit in an arm’s-length transaction to purchase all or substantially all of our Class A units. Furthermore, any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return.

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Plan of Operation

Overview

We were recently formed as a Delaware limited liability company to invest in and manage a portfolio consisting primarily of commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, and private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing our Manager and its affiliates for organization and offering expenses) to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties in accordance with our investment objectives and strategy.

We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation.

Our Manager manages our day-to-day operations. A team of investment and asset management professionals, acting through our Manager, will make all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

We initially intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. If our Manager determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our Manager may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes. If we elect to be taxable as a corporation for U.S. federal (and applicable state) income tax purposes, we may also elect to qualify and be taxed as a real estate investment trust, or REIT.

Liquidity and Capital Resources

We are offering on a continuous basis up to $[●] of our Class A units in this primary offering at an initial price equal to $[●] per unit. We intend to offer our Class A units directly to investors and not through any underwriters, dealer-managers or other agents who would be paid commissions by us or any of our affiliates. In the future, however, we may engage the services of one or more underwriters, dealer-managers or other agents to participate in this offering. The amount of selling commissions or dealer-manager fees that we or investors would pay to such underwriters, dealer-managers or other agents will depend on the terms of their engagement. This is a “best efforts” offering. A “best efforts” offering means that we are only required to use our best efforts to sell our Class A units. When securities are offered to the public on a “best efforts” basis there is no firm commitment or obligation by any underwriter, dealer-manager or other person to purchase any of the securities offered. Therefore, we cannot guarantee that any minimum number of our Class A units will be sold. Furthermore, there is no minimum amount of Class A units that we must sell in this prior to conducing an initial closing. We plan to undertake closings on a rolling basis on the last business day of each calendar quarter, we may, however, in our sole discretion, choose to conduct more frequent closings. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus.

We are dependent on the net proceeds from this offering to fund our operations. We expect to obtain the liquidity and capital resources required to pay our offering and operating fees and expenses, fund our investments, make distributions to holders of our units and pay interest on any outstanding indebtedness that we may incur, from the proceeds of this offering and any future offerings we may conduct, from the advancement of reimbursable expenses by our Manager and its affiliates, including our Sponsor, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

In addition to making investments in accordance with our investment objectives and strategy, we expect our offering and operating fees and expenses will include, among other things, the asset management fee that we will pay to our Manager, legal, audit and valuation fees and expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution fees, and expenses related to acquiring, financing, appraising and managing our commercial real estate properties. We do not have any office or personnel expenses as we do not have any employees. We will reimburse our Manager and its affiliates, including our Sponsor, for certain out-of-pocket expenses incurred in connection with our organization and operations. See “Compensation.”

If we are unable to raise substantial offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses associated with our intended qualification as a publicly traded partnership, regardless of whether we are able to raise substantial funds in this offering. Our

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inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make investments and distributions.

Our Manager and its affiliates, including our Sponsor, have funded our liquidity and capital resources on a short-term basis by advancing us substantially all of our organization and offering expenses which we will reimburse to our Manager and its affiliates, including our Sponsor, pursuant to the terms of the management agreement and shared services agreement. We expect our Manager and its affiliates, including our Sponsor, to continue to fund our short-term liquidity and capital resource needs through advancement of reimbursable expenses until such time as we have sufficient capital resources to pay such expenses on our own behalf. As of the date of this prospectus, we have not identified any additional sources of financing, have made no investments in real estate or otherwise, and our total assets consist of our Sponsor’s initial investment in us of $10,000. See “Compensation.”

We currently have no outstanding debt (other than reimbursable expenses payable to our Manager and its affiliates, including our Sponsor) and have not received a commitment from any lender to provide us with financing. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Company.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio. See “Investment Objectives and Strategy—Borrowing Policy,”

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of property we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may become necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

Results of Operations

We were formed on January 24, 2020 and, as of the date of this prospectus, we have not commenced operations. Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of commercial real estate properties, real estate related assets, including commercial real estate loans, debt and equity securities of other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies and we intend to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or
•	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act. In addition, so long as we are externally managed by our Manager and we do not directly compensate our executive officers, or reimburse our Manager or its affiliates for the compensation paid to persons who serve as our executive officers, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek Member approval of executive compensation and golden parachute compensation arrangements pursuant to Sections 14A(a) and (b) of the Exchange Act.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence operations. We consider these policies critical because they involve significant judgments and assumptions and require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results.

Our accounting policies have been established to conform with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of the financial statements in accordance with U.S. GAAP requires management to use judgments in the application of such policies. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Principles of Consolidation and Variable Interest Entities

Variable interest entity (“VIE”) are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party with both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE.

There are judgments and estimates involved in determining if an entity in which we will make an investment will be a VIE and if so, if we will be the primary beneficiary. The entity will be evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. The minimum equity at risk percentage can vary depending upon the industry or the type of operations of the entity and it will be up to us to determine that minimum percentage as it relates to our business and the facts surrounding each of our acquisitions. In addition, even if the entity’s equity at risk is a very low percentage, we will be required to evaluate the equity at risk compared to the entity’s expected future losses to determine if there could still in fact be sufficient equity at the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions and estimates outlined above could result in consolidating an entity that had not been previously consolidated or accounting for an investment on the equity method that had been previously consolidated, the effects of which could be material to our results of operations and financial condition.

Investments in Real Estate

Rental property and improvements, including interest and other costs capitalized during construction, will be included in investments in real estate and stated at cost. Expenditures for ordinary repairs and maintenance will be expensed as incurred. Significant renovations which improve the property or extend the useful life of the assets will be capitalized. Rental property and improvements, excluding land, will be depreciated over their estimated useful lives using the straight-line method. Construction in progress will include costs for capital projects that are in process of being completed. These costs will be depreciated upon completion of the projects.

We will make subjective assessments as to the useful lives of our depreciable assets. These assessments will have a direct impact on our results of operations. The longer we assess the expected useful life of an asset to be, the longer the period of time it will depreciate over, resulting in a lower annual depreciation expense and higher annual net income. Likewise, the shorter we assess the expected useful life of an asset to be, the shorter the period of time it will depreciated over, resulting in a higher annual depreciation expense and lower annual net income. We will consider the period of future benefit of an asset when determining its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

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Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Remaining term of related lease

Impairment of Long-Lived Assets

In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including land, buildings and improvements and definite-lived intangible assets, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that permanently reduce the value of our investments. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value as determined based on quoted market prices or through the use of other valuation techniques. Recognizing an impairment loss will have a direct impact on our net income because it results in an immediate negative adjustment to net income.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

We will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases, and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize any capitalized above-market intangible as a reduction of lease revenue over the remaining contractual lease term. We will amortize the below-market lease intangible as an increase to lease revenue over the initial term and any renewal periods in the respective leases.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates, and (ii) the property valued as if vacant. Our estimates of value are expected to be made using methods similar to those used by independent appraiser (e.g., discounted cash flow analysis). Factors we will consider in our analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We will also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, we will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and tenant relationship intangible values based our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by us in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of tenant relationship intangibles will be amortized to expense over the initial term in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of our reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Valuation of Financial Instruments and Private Equity Investments

U.S. GAAP requires the measurement of certain investments and financial instruments at fair value on a recurring basis. In addition, U.S. GAAP requires the measure of other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The U.S. GAAP

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fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

Level 1—Inputs are unadjusted, quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2—Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3—Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

We follow this hierarchy for our private equity investments and financial instruments. The classifications are based on the lowest level of input that is significant to the fair value measurement.

When available, we will use quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine that the market for an investment or financial instrument that we own is illiquid or when market transactions for similar investments or instruments do not appear orderly, we will use several valuation sources (including internal valuations, market comparables analysis, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources.

Changes in our assumptions or estimation methodologies could have a material effect on estimated fair values. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate sale of the investment or settlement of the instrument.

Revenue Recognition

We will recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease when collectability is reasonably assured, and will record amounts expected to be received in later years in deferred rents. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We will make estimates of the collectability of our tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We will review unbilled rent receivables taking into consideration the tenant’s payment history, the financial condition of the tenant and changes in tenant payment terms. In the event that the collectability of an unbilled rent receivable is in doubt, we will be required to take a reserve against the receivable or a direct write-off of the receivable, which will have an adverse effect on earnings for the year in which the reserve or direct write-off is taken.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new leasing standard which requires lessees to clarify leases as either finance or operating leases based on certain criteria and record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard also eliminates current real estate-specific provisions and changes of initial direct costs and lease executory costs for all entities. The new guidance will require lessees and lessors to capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease, with any other costs incurred, including allocated indirect costs, expensed as incurred. In addition, the new standard requires that lease and non-lease components of a contract be bifurcated, with non-lease components (including reimbursements for real estate taxes, utilities, insurance and other common area maintenance and other executory costs) subject to the new revenue recognition standard effective upon adoption of the new leasing standard. In January 2018, the FASB issued a proposed amendment to the leasing standard that would allow lessors to elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. Rather, if adopted by the FASB, the practical expedient would allow lessors to elect to account for the lease and non-lease components as a single combined lease component if (i) the timing and pattern of the revenue recognition is the same, and (ii) the combined lease component would continue to be classified as an operating lease. If we elect the practical expedient subsequent to its adoption, tenant recoveries that would otherwise qualify as non-lease components may be accounted for under the new leasing standard upon its adoption. We expect to adopt the new standard effective January 1, 2021, the effective date for private companies. We are still evaluating the effects of adoption, but do not expect the new standard to have a significant impact on our rental revenue.

In June 2016, the FASB issued guidance on the measurement of credit losses on financial instruments. The standard will replace the incurred loss impairment methodology pursuant to U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This standard does not apply to receivables arising from operating leases, which are within the scope of the new leasing standard noted above. We expect

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to adopt the new standard effective for fiscal years beginning after December 15, 2022, the effective date for private companies. The guidance is required to be applied using a modified-retrospective approach to all periods presented. We are still evaluating the effects of adoption, but do not expect the new standard to have a material impact on the financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We may be exposed to interest rate changes as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions on the availability of real estate financing or higher interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

We may use derivative financial instruments to hedge our exposure to changes in interest rates on loans secured by our assets and investments. Derivative financial instruments may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other instruments. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. See “Investment Objectives and Strategies—Operating Policies—Hedging Activities” for additional details about our hedging activities.

Credit risk includes the risk of loss arising from the inability or failure of a counterparty to perform its obligations to us according to the terms of a derivative contract. If the fair value of a contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Market risk includes the risk of loss arising from adverse changes in the value of a financial instrument resulting from fluctuating interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With respect to variable rate debt, we will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Manager will establish and maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. This hedging strategy will be designed to minimize the impact of interest rate fluctuations on our net income and cash flow from operations, however, it may also have the effect of reducing overall investment returns to holders of our Class A units.

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Prior Performance Summary

The information presented in this section represents the historical experience of real estate investment programs sponsored in the last ten years by Belpointe, LLC, our Sponsor, and its affiliates. Our structure and investment strategy (with the exception of the investment strategy of Belpointe REIT, Inc.) are different from these prior programs and our performance will depend on factors that may not be applicable to or affect the performance of these other programs. Further, all but one of the prior programs discussed in this section were conducted through privately held entities that were not subject to the fees and expenses associated with this offering, nor all of the laws and regulations that will apply to us once we qualify as a publicly traded partnership. Investors should not assume that they will experience returns, if any, that are comparable to those experienced by investors in the prior programs. The Prior Performance Tables included in this prospectus, beginning on page A-1, include further information regarding certain prior programs. References herein to Belpointe, LLC, or our Sponsor, include its affiliates.

Capital Raising

Our Sponsor has programs that invest primarily in real property.

During the ten-year period ended December 31, 2019, our Sponsor sponsored three real estate programs that invest primarily in real property. In the aggregate, during this period our Sponsor has raised approximately $206.1 million from approximately 150 investors. Our Sponsor has not sponsored any public programs during this period. See “Appendix A: Prior Performance Tables—Table I” for additional details about fund-raising for certain prior real estate programs by our Sponsor for the three-year period ended December 31, 2019.

Real Property Investments

During the ten years ended December 31, 2019, prior real estate programs by our Sponsor made investments in 12 real estate properties with an equity invested amount of approximately $176.1 million. The table below provides details about the location and aggregate invested cost of these properties.

	Property Investments
Location	Number	Cost
Northeastern United State	11		$386,883,387
Southeastern United States	1		22,218,120
Total	12	$

The following table gives a breakdown of the aggregate investments in real property (based on purchase price of investments) made by prior real estate programs by our Sponsor, categorized by property type, as of December 31, 2019.

Type of Property	Total
Mixed Use	65.0%
Residential (including multifamily)	30.7
Office/Retail	4.3
100%

The following table gives a breakdown of the aggregate investments in real property (based on purchase price of investments) made by prior real estate programs by our Sponsor, categorized by property condition, as of December 31, 2019.

Condition of Property	Total
New	68.1%
Used	6.4
Construction	25.5
100%

Sales and Dispositions

As of the date of this prospectus one of the prior real estate programs by our Sponsor has disposed of two of its properties.

Investment Objectives

We consider a program to have an investment objective similar ours if the program pursues income and long-term growth by investing primarily in core-plus real estate or value-add real estate. Our Sponsor’s prior programs are Beacon Hill II Investments, LLC (“BH”), Belpointe Multifamily Development Fund I, LP (“BMF”) and Belpointe REIT, Inc. (“BREIT”). We believe that BH and BMF each have investment objectives similar to ours, with the goal of seeking “value-add” returns through the acquisition and management of a portfolio of multifamily and mixed-use properties in inefficiently priced markets throughout the United States, both on a direct basis and with joint-venture operating partners. BREIT has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and real estate-related assets located in qualified opportunity zones.

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Prior Program Summary

Set forth below is a description of all prior real estate programs by our Sponsor that were in their investment and operational phases in the last ten years.

During the ten-year period ended December 31, 2019, our Sponsor sponsored three real estate programs that invest primarily in real property. Each of these programs primarily made or will make control-oriented privately negotiated investments in commercial real estate properties and real estate-related assets, both on a direct basis and with joint-venture operating partners. BH and BMF each have investment objectives similar to ours and BREIT has nearly the same investment objectives as we do, but with the majority of its initial investments in properties that are located in qualified opportunity zones.

These three prior programs are as follows:

Belpointe Multifamily Development Fund I, LP (“BMF”)

BMF commenced on August 1, 2012 and is currently fundraising with approximately $159.5 million of capital commitments through the period ended December 31, 2019, with the goal of seeking “value-add” returns primarily from new construction in inefficiently priced in markets throughout the Northeastern United States, both on a direct basis and with joint-venture operating partners. As of the period ended December 31, 2019, BMF had made 10 investments in 10 properties with an aggregate acquisition and development costs of approximately $368.6 million in four multifamily properties, four mixed-use properties and 2 office properties. Set forth below is a brief description of each of BMF’s investments:

•	The Waypointe is the first phase of The Waypointe Redevelopment District, which is located in downtown Norwalk Connecticut and contains 464 new luxury apartments and 58,000 square feet of restaurant and retail space.
•	Quincy Lofts at Waypointe is the second phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut and contains 69 new luxury apartments in a five-story building over covered parking.
•	The Berkley at Waypointe is the third phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut and contains 129 new luxury apartments, with 4,800 square feet of restaurant space and 7,000 square feet of medical office space.
•	Baypointe is a class A direct waterfront apartment community consisting of 109 units located on Stamford Harbor, in downtown Stamford, Connecticut. This mill style building is 110 feet off the water’s edge and has views of the long island sound and downtown Stamford. This property was sold in June 2020 for approximately $50 million.
•	The Pinnacle at Waypointe is the fourth phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut and will contain 331 newly constructed luxury apartments and approximately 115,000 square feet of restaurants and retail space. This property was sold in December 2020 into a joint venture partnership for approximately $48 million. Construction is expected to commence in 2020.
•	Highpointe is an improved apartment community development that is located in the heart of Norwalk, Connecticut and will contain up to 299 newly constructed luxury apartments and approximately 17,000 square feet of medical office and/or retail spaces. Construction is expected to commence in 2021.
•	Dreamy Hollow, originally constructed in late 1950s on 18.78 acres, with 13 2-story brick apartment buildings, is currently undergoing major renovations. The apartment community contains a wooded setting, behind stone walls and wood fences, which is located in Norwalk, Connecticut (about one mile from the Westport-Norwalk boarder). The 13 brick buildings contain a total of 164 apartment and townhouse units, which were converted to cooperative apartments several decades ago and now have been recently converted back into traditional apartments. Renovations at Dreamy Hollow are expected to be complete in 2020.
•	Harborview at Waypointe is expected to be the fifth and final phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut. The Harborview development is expected to contain approximately 171 newly constructed luxury apartments. Construction is expected to commence in 2022.
•	520 West Avenue is fully renovated medical office and retail building in The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut. The building has approximately 28,000 square feet of leasable space which is approximately 96% leased.
•	605 West Avenue is fully renovated medical office and retail building in The Waypointe Redevelopment District which is located in downtown Norwalk, Connecticut. The building has approximately 32,000 square feet of leasable space, which is 100% leased.

See “Table VI Acquisitions of Properties by Program” in Part II of the registration statement of which this prospectus forms a part for additional details about acquisitions of properties for certain prior real estate programs by our Sponsor for which offerings have closed during the three-year period ended December 31, 2019, or are open ended. Upon request, we will furnish prospective

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investors with a copy of Table VI without charge.

Beacon Hill II Investments, LLC (“BH”)

BH commenced on May 19, 2015 and closed on January 13, 2016, with a total of $6.0 million of capital commitments, with the goal of constructing a multifamily property located in the heart of downtown Greenwich, Connecticut. The BH development consists of nine condominium units. The BH development was completed and sold in February 2020.

See “Table VI Acquisitions of Properties by Program” in Part II of the registration statement of which this prospectus forms a part for additional details about acquisitions of properties for certain prior real estate programs by our Sponsor for which offerings have closed during the three-year period ended December 31, 2019, or are open ended. Upon request, we will furnish prospective investors with a copy of Table VI without charge.

Belpointe REIT, Inc. (“BREIT”)

BREIT commenced on February 11, 2019 and is currently fundraising with approximately $40.6 million of equity raised through the period ended December 31, 2019, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and real estate-related assets located in qualified opportunity zones.

See “Table VI Acquisitions of Properties by Program” in Part II of the registration statement of which this prospectus forms a part for additional details about acquisitions of properties for certain prior real estate programs by our Sponsor for which offerings have closed during the three-year period ended December 31, 2019, or are open ended. Upon request, we will furnish prospective investors with a copy of Table VI without charge.

Material Adverse Developments on Prior Programs

As of the date of this prospectus, none the prior real estate programs by our Sponsor have, since their inception, experienced any material adverse business developments or conditions that would be material to investors in this program.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this prospectus, information regarding the number and percentage of Class A units, Class B units and Class M units owned by each of our directors, each of our executive officers, all of our directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of our outstanding units. As of the date of this prospectus, we had [●] Class A units issued and outstanding, 100,000 Class B units issued and outstanding and one Class M unit issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes securities that a person has the right to acquire within 60 days. Unless otherwise specified, the address for each of the persons named below is c/o Belpointe PREP, LLC, 125 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

	Class A units Beneficially Owned		Class B units Beneficially Owned		Class M units Beneficially Owned

Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Directors and Officers
Brandon E. Lacoff (1)	[●]	100%	100,000	100%	1	100%
Martin Lacoff	-	-%	-	-%	-	-%
All directors and officers as a group	[●]	100%	100,000	100%	1	100%

5% Unitholders
Belpointe, LLC (2)	[●]	100%	-	-%	-	-%
Belpointe PREP Manager, LLC (1)	-	-%	100,000	100%	1	100%

(1)		As of the date of this prospectus, Belpointe PREP Manager, LLC, our Manager, owns 100,000 Class B units and one Class M unit, and Brandon E. Lacoff, the Manager of our Manager, may be deemed to share voting and dispositive power with respect to the Class A units held by our Manager.
(2)		As of the date of this prospectus, Belpointe, LLC, our Sponsor, owns [●] Class A units, and Brandon E. Lacoff, the Manager of our Sponsor, may be deemed to share voting and dispositive power with respect to the Class A units held by our Sponsor.

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Description of Our Units

The following summary of the material terms and provisions of our units, our Limited Liability Company Operating Agreement as it will be in effect at the time of this offering (our “operating agreement”), and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”), does not purport to be complete and is qualified in its entirety by reference to our operating agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and applicable provision of Act. See “Where You Can Find More Information.”

General

Our operating agreement authorizes our Board to issue an unlimited number of additional units and an unlimited number of preferred units (the “preferred units”) and options, rights, warrants and appreciation rights relating to such units for consideration or for no consideration and on the terms and conditions as determined by our Board in its sole discretion without the approval of any Members. These additional securities may be used for a variety of purposes, including in future offerings to raise additional capital, acquisitions and employee benefit plans. Our operating agreement currently authorizes the issuance of Class A, Class B units and Class M units. As of the effective date of the registration statement of which this prospectus forms a part, there are [●] Class A units, 100,000 Class B units and one Class M units issued and outstanding.

Class A units

Upon payment in full of the consideration payable with respect to our Class A units, as determined by our Board, the holders of such Class A units will not be liable to us to make any additional capital contributions with respect to such Class A units (except as otherwise required by Sections 18-607 and 18-804 of the Act). No holder of our Class A units will be entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class A units are entitled to one vote per Class A unit held of record on all matters submitted to a vote of our Members. Generally, all matters to be voted on by our Member must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by the Members present in person or represented by proxy at a meeting of Members, voting together as a single class.

Distribution Rights

Holders of Class A units will share ratably (based on the number of Class A units held) in any distribution authorized by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on distributions and to any restrictions on distributions imposed by the terms of any outstanding preferred units.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred units having liquidation preferences, if any, the holders of our Class A units and any other equity securities we may subsequently issue that are pari passu with our Class A units will be entitled to receive our remaining assets available for distribution in proportion to the Class A units and other equity securities held by them as of a record date determined by the liquidator.

Other Matters

Under our operating agreement, in the event that our Board determines that we should seek relief pursuant to Section 7704(e) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), to preserve our status as a partnership for federal (and applicable state) income tax purposes, we and each of our Members will be required to agree to adjustments required by the tax authorities, and we will pay such amounts as required by the tax authorities to preserve our status as a partnership.

Class B units

As of the effective date of the registration statement of which this prospectus forms a part, all of our Class B units have been issued to and are held by our Manager. No holder of Class B units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class B units are entitled to one vote per Class B unit held of record on all matters submitted to a vote of our Members. Generally, all matters to be voted on by our Member must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by the Members present in person or represented by proxy at a meeting of Members, voting together as a single class.

Distribution Rights

Holders of our Class B units are entitled to 5% of any gains recognized by or distributed to the Company or recognized by or distributed from the Operating Company or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our

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Class A units have received a return of their capital. The Class B units that our Manager holds are also subject to percentage-based anti-dilution protection. Accordingly, the distributions rights that our Manager is entitled to may never be diluted to less than 5%. Our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. See “Management Compensation.”

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred units having liquidation preferences, if any, the holders of our Class B units will be entitled to receive any accrual of gains or distributions otherwise distributable to our Manager pursuant to its Class B units.

Class M units

As of the effective date of the registration statement of which this prospectus forms a part, all of our Class M units have been issued to and are held by our Manager. No holder of Class M units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class M units are entitled to that number of votes equal to the product obtained by multiplying (i) the sum of the aggregate number of outstanding Class A units plus Class B units, by (ii) 10, on matters on which holders of our Class M units have a vote. Generally, all matters to be voted on by our Member must be approved by a majority of the votes entitled to be cast by the Members present in person or represented by proxy at a meeting of Members, voting together as a single class.

Our Manager will hold 100% of our Class M units for so long as it remains our manager. Accordingly, our Manager will be able to determine the outcome of all matters on which holders of our Class M units have a vote. Such matters include certain mergers and acquisitions, certain amendments to our operating agreement and the election of one Class III director (the “Class M Director”). The Class M units do not represent an economic interest in the Company.

Distribution Rights

Holders of our Class M units do not have any right to receive distributions.

Liquidation Rights

Upon our liquidation, dissolution or winding up, no holder of Class M units has any right to receive distributions in respect of its Class M units.

Preferred units

Under our operating agreement, our Board may from time to time establish and cause us to issue one or more classes or series of preferred units and set the designations, preferences, rights, powers and duties of such classes or series. Accordingly, our Board, without Member approval, may issue preferred units with voting, conversion or other rights that could adversely affect the voting and other rights of the holders of our Class A units.

We could issue a series of preferred units that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A units might believe to be in their best interests or in which holders of our Class A units might receive a premium for their Class A units over the NAV of our Class A units.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A units is Securities Transfer Corporation.

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Description of our Operating Agreement

The following summary of the material terms and provisions of our units, our Limited Liability Company Operating Agreement (our “operating agreement”), and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”) does not purport to be complete and is qualified in its entirety by reference to our operating agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and applicable provision of Act. See “Where You Can Find More Information.”

Organization and Duration

We were formed in Delaware on January 24, 2020 in accordance with the Act and will remain in existence until dissolved in accordance with the provisions of our operating agreement and the Act.

Purpose

Under our operating agreement, we are permitted to (i) directly, or indirectly through our Operating Company or any subsidiary, acquire, develop, redevelop, own, hold, maintain, manage, finance, refinance, pledge, hypothecate, exchange, sell and otherwise deal in and with a diversified portfolio of commercial real estate properties located throughout the United States and its territories, as well as to acquire other real estate-related assets, including, but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, (ii) to enter into any joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations partnership, joint venture, limited liability company or other similar arrangement to engage in any of the foregoing or to acquire, hold and dispose of interests in any corporation, partnership, joint venture, limited liability company, trust or other entity engaged, directly or indirectly, in any of the foregoing, and to exercise all of the rights and powers conferred upon the Company with respect to our interests therein, and (iii) to do anything necessary or incidental to the foregoing; provided, however, that the Company initially qualifies as a “qualified opportunity fund” under §1400Z-1 and §1400Z-2 of the Code as established by the Tax Cuts and Jobs Act of 2017.

Agreement to be Bound by Our Operating Agreement; Power of Attorney

By purchasing Class A units, you will be admitted as Member of Belpointe PREP, LLC and become bound by the terms of our operating agreement. Pursuant to our operating agreement, each holder of our Class A units and each person in whose name any of our Class A units are registered on the books and records or our transfer agent (each, a “Record Holder”) grants to us, our Manager (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants us the authority to make certain amendments to, and to make consents and waivers under, our operating agreement and certificate of formation, in each case in accordance with our operating agreement.

Duties of Our Manager, Officers and Directors

Our operating agreement provides that our business and affairs will be managed by or under the direction of our board of directors (our “Board”), which will have the power to appoint our officers and to engage our Manager, and to delegate to our officers and Manager the power to carry out the provisions of our operating agreement and the purposes, policies and business of the Company. In addition, our operating agreement provides that, except as specifically provided therein, the duties of care and loyalty owed to us and to our the holders of our units are the same as the respective duties of care and loyalty owed by officers and directors of a corporation organized under the General Corporation Law of the State of Delaware (“DGCL”) to their corporation and stockholders, respectively.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our Sponsor, Manager, officers and directors that differ from the DGCL.

First, our operating agreement provides that our officers and directors will be liable to us or the holders of our units for an act or omission only if such act or omission constitutes a breach of the duties owed to us or the holders of our units, as applicable, by any such officer or director and such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case, that has resulted in, or could reasonably be expected to result in, a material adverse affect on us, or (ii) fraud, and that our Sponsor and Manager will not be liable to us or the holders of our units for any act or omission, including any mistake of fact or error in judgment. In addition, we have agreed to indemnify our Sponsor, Manager, officers and directors to the fullest extent permitted by applicable law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with our approval and counsel fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may be made a party by reason of being or having been one of our officers or directors or our Manager, except for any expenses or liabilities that have been finally judicially determined to have arisen primarily from acts or omissions which violate the standard set forth in the preceding sentence. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission (“SEC”), such indemnification is contrary to public policy and therefore unenforceable. Under the DGCL, a corporation can only indemnify officers and directors for acts or omissions if any such officer or director acted in good

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faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation and, in a criminal action, if the officer or director had no reasonable cause to believe their conduct was unlawful.

Second, our operating agreement provides that, in the event of an existing or potential conflict of interest involving our Sponsor, our Manager, one or more of our directors or their respective affiliates, a resolution or course of action by our directors or their affiliates will be deemed approved by all holders of our Class A units, and will not constitute a breach of our operating agreement or any duty (including any fiduciary duty), if such resolution or course of action meets certain standards as described in “—Conflicts of Interest” below. Under the DGCL, a corporation is not permitted to automatically exempt directors from claims of breach of fiduciary duty under such circumstances. In addition, our operating agreement provides that all conflicts of interest described in this prospectus are deemed to have been specifically approved by all holders of our Class A units who acquire Class A units on or after the date of this offering.

Election of Members of Our Board of Directors

Our Board currently consists of two directors and will consist of five directors as of the effective date of the registration statement of which this prospectus forms a part. The number of directorships on our Board may be increased or decreased at any time by the Board, however, a decrease may not shorten the term of any incumbent director. Our operating agreement divides our Board into three classes, designated Class I, Class II and Class III. The initial term of Class I directors will expire at our first annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part, the initial term of Class II directors will expire at our second annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part and the initial term of Class III directors will expire at our third annual meeting of Members following the effective date of the registration statement of which this prospectus forms a part. At each successive annual meeting of Members beginning with the first annual meeting, successors to the class of directors whose term expires at such annual meeting will be elected. The holders of our Class M units, voting separately as a class, are entitled to elect one Class III director (the “Class M Director”) all other directors will be elected by the vote of a plurality of our outstanding Class A units and Class B units, voting together as a single class, to serve for a three-year term and until their successors are duly elected or appointed and qualified.

Removal of Members of Our Board of Directors

Directors may only be removed from the Board for cause by the affirmative vote of at least 80% of the holders of Class A units and Class B units, voting together as a single class, however, the Class M Director may only be removed for cause by the affirmative vote of at least 80% of the holders of Class M units, voting separately as a class. A director serving on any committee of the Board may be removed from such committee at any time by the Board. A vacancy resulting from an increase in the number of directorships of any class or from the resignation, removal, incapacity or death of a director may be filled by a majority of the directors then in office. Any director appointed to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Limited Liability

The Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Act will be liable to the company for three years for the amount of the distribution. Under the Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Act provides that the fair value of property subject to liability for which recourse of creditors is limited is included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Act, an assignee who becomes a substituted member of a company is liable for the obligations of the assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a member and that could not be ascertained from our operating agreement.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Board. To adopt a proposed amendment and except as set forth below, our Board is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of Members to consider and vote upon the proposed amendment. Except as set forth below an amendment must be approved by holders of a majority of the total combined voting power of our outstanding units, voting together as a single class, and to the extent that such amendment would have a material adverse effect on the holders of any class or series of units, by the holders of a majority of the holders of such class or series. Issuances of securities with rights superior to those of our outstanding units or having a dilutive effect on our outstanding units will not be deemed to have a material adverse effect on the holders of our outstanding units.

Prohibited Amendments

No amendment to our operating agreement may be made that would:

•	enlarge the obligations of any Member without such Member’s consent, unless the Board determines the amendment to be necessary or appropriate (i) for our qualification or continued qualification as a limited liability company under
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the laws of any state (ii) to ensure that we will not be treated as an association taxable as corporations or otherwise taxed as an entity for federal income tax purposes, or (iii) to comply with qualified opportunity fund requirements under the Code and any related Treasury Regulations or the requirements or requests of any taxing authority; or

•	change the provision in our operating agreement that provides that we will be dissolved upon an election to dissolve us by our Board that is approved by holders of a majority of the total combined voting power of our outstanding Class A units and Class B units, voting together as a single class;

Our operating agreement provides that we may only amend the above-described provisions upon approval of Members holding at least 80% of the total combined voting power of our outstanding units.

Amendments Not Requiring Member Approval

Our Board may, in its sole discretion and without the approval of any Member (including a Member that may be materially and adversely affected), amend our operating agreement to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;
•	the admission, substitution, resignation or removal of Members in accordance with our operating agreement;
•	a change that our Board determines to be necessary or appropriate for us to qualify or continue our qualification as a limited liability company under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes, unless we specifically elect to be treated otherwise;
•	a change that our Board determines to be necessary or appropriate to ensure that we comply with the qualified opportunity fund requirements under the Code and any related Treasure Regulations or the requirements of any taxing authority, unless we specifically elect to be treated otherwise;
•	a change that our Board determines to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation;
•	a change in our fiscal year or taxable year and related changes that our Board determines to be necessary, desirable or appropriate as a result of a change in our fiscal year or taxable year;
•	an amendment that our Board determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, our Manager or any director, officer or other agent from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act of 1940, as amended, Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Code or any applicable similar law;
•	an amendment or issuance that our Board determines to be necessary or appropriate for the authorization or issuance of additional securities;
•	any amendment expressly permitted in our operating agreement to be made by our Board acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;
•	any amendment that our Board determines to be necessary or appropriate for the formation by the Company of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;
•	a merger of the Company or any subsidiary into, or conveyance of all of the Company’s assets to, a newly formed entity, for the sole purpose of effecting a change in legal form into another limited liability entity;
•	an amendment effected, necessitated or contemplated by an amendment to the operating agreement or other governing document of one of our direct subsidiaries that requires the equity holders of such subsidiary to provide a statement, certification or other proof of evidence to the subsidiary regarding whether such equity holder is subject to U.S. federal income taxation on the income generated by such subsidiary; and
•	any other amendments substantially similar to any of the above-described provisions.

In addition, our Board may, in its sole discretion and without the approval of any Member (including a Member that may be materially and adversely affected), amend our operating agreement to reflect a change the Board determines:

•	does not adversely affect the Members considered as a whole (or adversely affect the holders of any particular class or series of units as compared to the holders of another classes or series of units) in any material respect;
•	is necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental entity or contained in any applicable law;
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•	is necessary, desirable or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange or market on which our units are or will be listed or quoted for trading;
•	is necessary or appropriate in connection with action taken by our Board relating to splits or combinations of units under our operating agreement; or
•	is required to effect the intent expressed in the registration statement of which this prospectus forms a part or any other registration statement we file under the Securities Act or the intent of the provisions of our operating agreement or is otherwise contemplated by our operating agreement.

Merger, Sale or Other Disposition of Assets

If certain conditions specified in our operating agreement are satisfied, our Board may convert or merge the Company or any of our subsidiaries into, or convey all of the Company’s assets to, a newly formed limited liability entity, in each case without any approval of our Members, if the sole purpose of the conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity. All other mergers, consolidations and other business combinations require the approval of both our Board and a majority of the total combined voting power of all of our outstanding units, voting together as a single class. Holders of our Class A units are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable law in the event of a merger, consolidation or other business combination, a conversion or a sale of all or substantially all of the Company’s assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under the terms of our operating agreement. We will dissolve and our affairs will be wound up:

•	upon an election to dissolve the Company by our Board that is approved by holders of a majority of the total combined voting power of all of our outstanding Class A units and Class B units, voting together as a single class;
•	upon the entry of a decree of judicial dissolution of the Company pursuant to the Act; or
•	at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Act.

Election to be Treated as a Corporation

If our Board determines, in its sole discretion, that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our Board may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Books and Reports

Our operating agreement requires that we keep appropriate books and records of our business at our principal offices. Our books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. GAAP. Our fiscal year is the calendar year ending December 31. Our Board, in its sole discretion, may change our fiscal year at any time as may be required or permitted under the Code or applicable Treasury Regulations.

Our operating agreement requires that we use reasonable efforts to furnish each Member, as soon as practicable after the end of each fiscal year, with a Schedule K-1 to IRS Form 1065 and any comparable statements required by applicable federal, state or local income tax law. However, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of our Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax returns. See “Material U.S. Federal Tax Considerations—Administrative Matters—Information Returns.”

Unrestricted Ability to Issue Additional Securities

Our operating agreement authorizes us to issue additional units, and options, rights, warrants and appreciation rights relating to units, including units entitled to a preference or priority over our Class A units in the right to share in our distributions, for such consideration (or for no consideration) and on such terms and conditions established by our Board without the approval of any of our Members. These additional units may be used for a variety of purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our ability to issue additional units and other equity securities could discourage or make an attempt to obtain control over us more difficult, including those attempts that might result in a premium over the market price for the holders of our Class A units or that a holder of our Class A units might consider to be in its best interest.

Manager’s Class B Units

In partial consideration of our Manager organizing the Company and undertaking the risk associated with this offering, as of the effective date of the registration statement of which this prospectus forms a part, our Manager will receive Class B units, which

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entitle our Manager to 5% of any gains recognized by or distributed to the Company or recognized by or distributed from the Operating Company or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The Class B units that our Manager holds are also subject to percentage-based anti-dilution protection. Accordingly, the distributions rights that our Manager is entitled to may never be diluted to less than 5%. Our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. See “Management Compensation.”

Conflicts of Interest

In general, whenever an actual or potential conflict of interest arises between our Sponsor, our Manager, one or more of our directors or their respective affiliates, on the one hand, and the Company, one or more of our subsidiaries or any holder of our units other than our Sponsor or our Manager, on the other hand, any resolution or course of action taken by our Board will be deemed approved by all of our Members and will not constitute a breach of our operating agreement or any legal or equitable duty (including any fiduciary duty) if the resolution or course of action in respect of the conflict of interest is:

•	on terms no less favorable to the Company, our subsidiaries or the holders of our units than those generally being provided to or available from unrelated third parties;
•	fair and reasonable to the Company taking into account the totality of the relationships among the parties involved;
•	approved or ratified by a majority of our disinterested directors; or
•	approved or ratified by holders of a majority of the total combined voting power of our outstanding Class A units and Class B units, voting together as a single class.

Our failure to seek the approval of or ratification by the holders of our units or disinterested directors, as described above, will not be deemed to indicate that a conflict of interest exists or that approval or ratification could not have been obtained. If our Board determines that any resolution or course of action satisfies the first or second standards described above, it will be presumed that our Board acted in good faith in making such determination, and any holder or our Class A units seeking to challenge our Board’s determination would bear the burden of overcoming this presumption.

Any conflicts of interest described in or contemplated by this prospectus will be deemed approved by holders of our Class A units who acquire Class A units on or after the date of this offering and will not constitute a breach of our operating agreement or any legal, equitable or other duty.

In addition, our operating agreement contains provisions that waive or consent to conduct by the Company, our Manager, our directors or our affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our operating agreement provides that when our Board, our Manager, the Company or our affiliates is permitted or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then, to the fullest extent permitted by law, our Board, our Manager the Company or our affiliates, as the case may be, may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any of our subsidiaries or our Members, and will not be subject to any other or different standards imposed by our operating agreement, any other agreement contemplated thereby, under the Act, or under any other law or in equity, but in all circumstances must exercise such discretion in good faith.

These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and the holders of our Class A units will only have recourse and be able to seek remedies against our directors if our directors breach their obligations pursuant to our operating agreement. Unless our directors breach their obligations pursuant to our operating agreement, we and the holders of our Class A units will not have any recourse even if our directors were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our operating agreement, our operating agreement provides that our directors will not be liable to us or holder of our Class A units for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case, that has resulted or could reasonably be expected to have a material adverse effect on the Company, or (ii) fraud. In addition, our operating agreement provides that our Sponsor and our Manager will owe no duties to the Company or holders of our Class A units and will have no liability to the Company or any holder of our Class A units for monetary damages or otherwise for their actions.

These modifications are detrimental to the holders of our Class A units because they restrict the remedies available to holder of our Class A units for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Actual or potential conflicts of interest could arise in the following circumstances, among others:

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•	The amount of cash flow from operations that is available for distribution to holders of our Class A units may be affected by decisions of our Board and our Manager regarding matters such as the (i) amount and timing of cash expenditures, (ii) amount and timing of investments and dispositions, (iii) levels of indebtedness, (iv) tax matters, (v) levels of reserves, and (vi) issuance of additional equity securities, including additional Class A units.
•	Any agreements between the Company, on the one hand, and our Sponsor, our Manager or our affiliates, on the other, will not grant to the holders of our Class A units, separate and apart from the Company, the right to enforce the obligations of our Sponsor, our Manager or our affiliates in the Company’s favor.
•	Neither our operating agreement nor any of the other agreements, contracts and arrangements between the Company, on the one hand, and our Sponsor, our Manager or our affiliates, on the other, are or will be the result of arm’s-length negotiations. Our Board or our Manager will determine the terms of any of these transactions on terms that it considers are fair and reasonable to us.

Attorneys, independent accountants and others who will perform services for the Company are selected by our Board or our Manager and may perform services for the Company and our affiliates. We may retain separate counsel for the Company or holders of our Class A units in the event of a conflict of interest between our Sponsor, our Manager or our affiliates, on the one hand, and the Company or the holders of our Class A units, on the other, depending on the nature of the conflict, but are not required to do so.

See “Risk Factors—Risks Related to Conflicts of Interest” for a more detailed description of some of the material risks that we face related to conflicts of interest.

Meetings of Members; Action Without a Meeting

We are not required under our operating agreement to hold regular meetings of our Members. Special meetings may be called by a majority of our Board, the Chairman of our Board or our Chief Executive Officer. At any meeting of our Members, the presence, in person or by proxy, of holders representing one-third of the units entitled to vote on a matter is necessary to constitute a quorum. Generally, all matters to be voted on by our Members must be approved by a majority of the total combined voting power of our outstanding units entitled to be cast in person or by proxy voting at a meeting. The holders of our Class M units, voting separately as a class, are entitled to elect one Class III director (the “Class M Director”) all other directors will be elected by a plurality of votes of our Class A units and Class B units, voting together as a single class. Directors may only be removed from the Board for cause by the affirmative vote of at least 80% of the holders of Class A units and Class B units, voting together as a single class, however, the Class M Director may only be removed for cause by the affirmative vote of at least 80% of the holders of Class M units, voting separately as a class. Under our operating agreement and the Act, we may hold meetings in person or by remote communication.

Our operating agreement establishes advance notice procedures with respect to Member proposals and the nomination of persons for election as directors at annual meeting of our Members. Specifically, the Member must deliver notice to the Company secretary not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of Members (subject to certain exceptions).

In addition, any action that may be taken at a meeting of our Members may instead be taken upon the written consent of Members representing not less than the minimum percentage of the votes entitled to be cast that would be necessary to authorize or take such action at a meeting at which all of our Members were present and voted. Actions by written consent may be taken without a meeting, without a vote and without prior notice.

Transfer Restrictions

Transfers of our Class A units may only occur in accordance with the procedures set forth in our operating agreement. Our Class A units may not be transferred in any transaction that would:

•	violate then-applicable U.S. federal or state securities laws or regulations or any governmental authority with jurisdiction over the transfer;
•	terminate our existence or qualification under the laws of any jurisdiction;
•	cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent that we are not already so treated or taxed); or
•	require us to become subject to the registration requirements of the Investment Company Act.

To the fullest extent permitted by law, a purported transfer of Class A units in violation of the restrictions set forth in our operating agreement will be null and void, and we will not be required to and will not recognize the transfer. In the event of a purported transfer prohibited by our operating agreement, we may, in our discretion, require that the purported transferor take steps to unwind, cancel or reverse the purported transaction. The purported transferee will have no rights or economic interest in the Class A units. In addition, we may, in our discretion, redeem the Class A units or cause the transfer of the Class A units to a third party and distribute the proceeds of the sale (net of any expenses) to the purported transferor.

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Description of the Operating Agreement of our Operating Company

The following is a summary of the material terms and provisions of the Limited Liability Company Operating Agreement of our Operating Company.

Management

Belpointe PREP OC, LLC, (our “Operating Company”) was formed as a Delaware limited liability company on January 24, 2020 to acquire and hold assets on our behalf.

We are and expect to continue to be the sole managing member of our Operating Company. As of the date of this prospectus, we are also the only member of our Operating Company. We intend to hold substantially all of our assets and investments in the Operating Company or in subsidiary entities in which the Operating Company owns an interest and will conduct substantially all of our operations through our Operating Company.

Pursuant to the Operating Company’s limited liability company operating agreement (the “OC operating agreement”) we have full, exclusive and complete responsibility and discretion in the management and control of our Operating Company, including the ability to cause our Operating Company to enter into certain major transactions such as acquisitions, dispositions and refinancings, make distributions to members, and to cause changes in our Operating Company’s business activities. The OC operating agreement requires that our Operating Company conduct its operations in a manner that allows us to qualify as a publicly traded partnership and qualified opportunity fund for U.S. federal income tax purposes, unless we otherwise cease to qualify as a publicly traded partnership or qualified opportunity fund. Accordingly, for purposes of satisfying the 90% Asset Tests for our qualification as a qualified opportunity fund, our Operating Company will conduct its operations in a manner that allows a membership interest in the Operating Company to be treated as a qualified opportunity zone partnership interest. See “Material U.S. Federal Income Tax Considerations.”

As the sole managing member of the Operating Company, we have the exclusive power to manage and conduct the business of the Operating Company. No other future members of the Operating Company may transact business for the Operating Company, or participate in management activities or decisions, except as required by applicable law. We may not be removed as managing member by the future members of the Operating Company. Our Board will at all times have ultimate oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Company. However, pursuant to the management agreement, we have delegated the authority to make decisions related to the management of our and the Operating Company’s assets and investments to our Manager, including sourcing, analyzing and managing investments and making decisions related to the acquisition, management, financing and disposition of assets and investments in accordance with our investment objectives and strategy and investment guidelines.

Any future members of the Operating Company will expressly acknowledge that we, as managing member, are acting on behalf of the Operating Company, the Company and the holders of our units, collectively. Neither we, our Board nor our Manager is under any obligation to give priority to the separate interests of the members of the Operating Company or the holders of our units in deciding whether to cause the Operating Company to take or decline to take any actions. If there is a conflict between the interests of the holders of our units, on the one hand, and the Operating Company’s members, on the other, we or our Manager will endeavor in good faith to resolve the conflict in a manner that is not adverse to either the holders of our units or the Operating Company’s members, provided, however, that for so long as we own a controlling interest in the Operating Company, any conflict that cannot be resolved in a manner that is not adverse to either the holders of our units or the Operating Company’s members may be resolved in favor of the holders of our units. Neither we, our Board nor our Manager are not liable under the OC operating agreement to the Operating Company or to any of its members for monetary damages for losses sustained, liabilities incurred or benefits not derived by such members in connection with such decisions, provided that we have acted in good faith.

Capital Contributions

We intend to contribute the net proceeds from this offering, after payment of fees and expenses attributable to our offering and operations, to the Operating Company as capital contributions. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors in this offering, and the Operating Company will be deemed to have simultaneously paid the fees, expenses and other costs associated with this offering and our operations.

If the Operating Company requires additional funds at any time in excess of capital contributions made by us, the Operating Company may borrow funds from a financial institution or other lenders or we or any of our affiliates may provide such additional funds through loans, purchase of additional limited liability company membership interests or otherwise (which we or such affiliates will have the option, but not the obligation, of providing). In addition, the Operating Company may admit additional members whose investments may be subject to a management fee and repurchase limitations if our Board concludes in good faith that such admittance is in our best interest.

Reimbursement of Expenses

Our Operating Company will reimburse us, our Manager and its affiliates, including our Sponsor, for all expenses advanced on behalf of our Operating Company, including all expenses relating to our Operating Company’s:

•	formation, continuity of existence and operation;
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•	preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;
•	compliance with laws, rules and regulations promulgated by any regulatory body; and
•	other operating or administrative costs incurred in the ordinary course of business.

Membership Interests Generally

Membership interests represent an interest as a limited liability company in the Operating Company. The Operating Company may issue additional membership interests and classes of membership interests with rights different from, and superior to, those of membership interests of any class, without the consent of the members. Holders of membership interests do not have any preemptive rights with respect to the issuance of additional membership interests.

Members of any class do not have the right to participate in the management of the Operating Company. Members generally are not liable for the debts and liabilities of the Operating Company beyond the amount of their capital contributions. The voting rights of the members of any class are generally limited to approval of specific types of amendments to the OC operating agreement.

Transferability of Interests

Without the consent of a majority in interest of the members of the Operating Company, we may not voluntarily withdraw as the manager of the Operating Company, engage in any merger, consolidation or other business combination or transfer our membership interests in the Operating Company (except to a wholly owned subsidiary), unless: (i) the transaction in which such withdrawal, business combination or transfer occurs results in the members of the Operating Company receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction, or (ii) in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Company in return for an interest in the Operating Company and agrees to assume all obligations of the manager of the Operating Company.

With certain exceptions, the members may not transfer their interests in the Operating Company, in whole or in part, without prior written consent of the manager.

Exculpation

Pursuant to the OC operating agreement, neither we, our Board nor our Manager will be liable to the Operating Company or its members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence. Therefore, future members of the Operating Company have a more limited right of action than they would have absent the such limitation.

Indemnification

The OC operating agreement provides for the indemnification of us, our directors, our Manager and their affiliates by the Operating Company for liabilities we incur in dealings with third parties on behalf of the Operating Company. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

Tax Matters

Our Manager will act as the Operating Company’s “partnership representative” as defined the Code and will have the authority to make tax elections under the Code on the Operating Company’s behalf.

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Material U.S. Federal Tax Considerations

This summary discusses the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A units and does not cover all U.S. federal income tax considerations that may be applicable to a particular investor. In particular, certain categories of investors, such as banks or other financial institutions, insurance companies, persons liable for the alternative minimum tax, dealers and other investors that do not own their Class A units as capital assets, and, except to the extent discussed below, tax-exempt organizations, mutual funds and non-U.S. Holders (as hereinafter defined), may be subject to special rules not described herein. Such investors should consult with their tax advisors concerning the U.S. federal, state and local income tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit. The actual tax consequences of the purchase, ownership and disposition of Class A units will vary depending on your circumstances. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Sugar Felsenthal Grais & Helsinger LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided to Sugar Felsenthal Grais & Helsinger LLP. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely impact the accuracy of this summary and such opinion. Moreover, opinions of counsel are not binding on the IRS or any court, and the U.S. Internal Revenue Service (“IRS”) may challenge the conclusions herein, and a court may sustain such a challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a Class A unit that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a holder that is not a U.S. Holder.

If a partnership holds our Class A units, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A units, you should consult your tax advisers. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

All prospective holders of our Class A units should consult their own tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their particular tax circumstances prior to acquiring, holding or disposing of any of our Class A units.

Taxation of Belpointe PREP, LLC

Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Rather, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in determining its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Notwithstanding the foregoing, unless an exception applies, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nevertheless be taxable as a corporation if it is a “publicly traded partnership” within the meaning of Section 7704 of the Code. An entity that would otherwise be classified as a partnership is a publicly traded partnership within the meaning of Section 7704 of the Code if (i) interests in the partnership are traded on an established securities market, or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We intend, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part, to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX, or, if we meet the applicable listing requirements, apply for listing on a national securities exchange, at which point we will be publicly traded. There is, however, an exception to taxation as a corporation which is available if at least 90% of a partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act (the “Qualifying Income Exception”). Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. We believe we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Sugar Felsenthal Grais & Helsinger LLP that we will be treated as a partnership and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation for U.S. federal income tax purposes based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, this opinion is based solely on current law and will not take into account any proposed

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or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than for a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed the stock to the holders of Class A units in liquidation of their interests in us. This contribution and liquidation should be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were to be treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of Class A units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our Class A units would be treated as either (i) taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or (ii) in the absence of earnings and profits, as a nontaxable return of capital, to the extent of a holder’s tax basis in our Class A units, or as taxable capital gain, after a holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax if we are treated as a corporation. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of our Class A units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent and (iii) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for our first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for U.S. federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or the holders of our Class A units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this summary assumes that we will be treated as a partnership for U.S. federal income tax purposes.

Taxation of Belpointe PREP OC, LLC

Belpointe PREP OC, LLC, our Operating Company, is a wholly owned limited liability company. Our Operating Company will be treated as an entity disregarded as a separate entity from us for U.S. federal income tax purposes. Accordingly, all the assets, liabilities and items of income, deduction and credit of our Operating Company will be treated as our assets, liabilities and items of income, deduction and credit.

Tax Treatment of Qualified Opportunity Funds

We intend to manage our affairs so that we will meet the requirements for classification as a “qualified opportunity fund,” pursuant to Section 1400Z-2 of the Code and the related regulations issued by the U.S. Department of the Treasury and IRS on December 19, 2019 and, on April 1, 2020, correcting amendments (collectively the “Opportunity Zone Regulations”).

A qualified opportunity fund is generally defined as an investment vehicle that is taxed as a corporation or partnership for U.S. federal income tax purposes and organized to invest in, and at least 90% of its assets consist of, “qualified opportunity zone property” (the “90% Asset Test”). Qualified opportunity zone property includes (i) “qualified opportunity zone stock,” (ii) “qualified opportunity zone partnership interests,” and (iii) “qualified opportunity zone business property.”

“Qualified opportunity zone stock” includes newly issued stock acquired solely in exchange for cash from an entity classified as a domestic corporation for U.S. federal income tax purposes, where the corporation’s trade or business is a “qualified opportunity zone business” business at the time of acquisition and during substantially all of the holding period for the stock.

“Qualified opportunity zone partnership interests” include any capital or profits interests acquired solely in exchange for cash from an entity classified as a domestic partnership for U.S. federal income tax purposes, where the partnership’s trade or business is a “qualified opportunity zone business” business at the time of acquisition and during substantially all of the holding period for the interests.

“Qualified opportunity zone business property” is to tangible property acquired by purchase or lease by a qualified opportunity fund and substantially all of the use of which is in a qualified opportunity zone during substantially all of the fund’s holding period or lease term.

In order to be a “qualified opportunity zone business,” a corporation or partnership must meet the following requirements: (i) substantially all of the tangible property owned or leased is qualified opportunity zone business property; (ii) at least 50% of the gross income is derived from and a substantial portion of the intangible property is used in the active conduct of a trade or business in a

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qualified opportunity zone; (iii) less than 5% of the average aggregate unadjusted bases of the property is attributable to nonqualified financial property (subject to a working capital safe harbor); and (iv) it is not engaged in a “sin business” (i.e., private or commercial golf course, country club, massage parlor, hot tub facility, suntan facility, racetrack or gambling facility, the sale of alcoholic beverages for consumption off premises).

Our Operating Company intends to meet the requirements for an interest in the Operating Company to be treated as a qualified opportunity zone partnership interest. However, the ability for an interest in the Operating Company to be treated as a qualified opportunity zone partnership interest from the time of the Operating Company’s formation and to operate in conformity with the requirements to continue to be treated as a qualified opportunity zone partnership interest is subject to uncertainty.

A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Semiannual Test Date”). A qualified opportunity fund may apply the 90% Asset Test without taking into account investments received in the 6-month period preceding the Semiannual Test Date provided those investments are (i) received (a) solely in exchange for stock by a qualified opportunity fund that is a corporation, or (b) as a contribution by a qualified opportunity fund that is a partnership, and (ii) held continuously from the fifth business day after the exchange or contribution, as applicable, through the Semiannual Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less.

Subject to a one time six-month cure period, for each month following a Semiannual Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

Tax Treatment of Electing Opportunity Zone Investors

An investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). The 180-day period generally begins on the day on which the gains would be recognized for U.S. federal income tax purposes had they not been reinvested into a qualified opportunity fund. Deferred Capital Gains are recognized on the earlier of December 31, 2026, the date on which the investor sells its qualified opportunity fund investment or the date on which an inclusion event occurs. In general, a transaction is an inclusion event if, and to the extent, it reduces or terminates your qualified opportunity fund investment. Inclusion events include, among other transactions, (i) the transfer of a qualified opportunity fund investment upon the liquidation of its corporate owner, to the extent such transfer is treated as a sale for federal income tax purposes, (ii) the transfer of a qualified opportunity fund investment by gift or incident to divorce, (iii) the transfer of a qualified opportunity fund investment by an estate, trust, legatee, heir, beneficiary or surviving joint owner or other recipient who received the qualified opportunity fund investment upon the death of the holder thereof, and (iv) a change in the status of a trust holding a qualified opportunity fund investment from grantor trust status to non-grantor trust status, other than as a result of the death of the grantor (each an “Inclusion Event”).

All individuals and entities that recognize capital gains for U.S. federal income tax purposes are eligible to elect to defer. This includes natural persons as well as entities such as corporations, regulated investment companies, real estate investment trusts (“REITs”), partnerships and other pass-through entities (including, certain common trust funds, qualified settlement funds, and disputed ownership funds). Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 20, 2020, the IRS released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

An eligible investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds its qualified opportunity fund investment for a period of five years.

Finally, an investor may elect to receive an increase in basis with respect to its qualified opportunity fund investment interest equal to the fair market value of the investment interest on the date of its sale or exchange if the investor holds the qualified opportunity fund investment for a period of ten years or more, up to December 31, 2047 (the “Fair Market Value Election”). Thus, an investor making a Fair Market Value Election will not recognize capital gains, including depreciation recapture, for U.S. federal income tax purposes as a result of an appreciation in its qualified opportunity fund investment interest.

It is important for an investor seeking to avail itself of the Deferred Capital Gains benefits described in this prospectus to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of our Class A units, could cause you to lose any anticipated tax benefits. Accordingly, you are urged to consult with your own tax advisors regarding: (i) the Opportunity Zone Regulations; (ii) procedures you will need to follow to defer capital gains through investing in a qualified opportunity fund; (iii) tax consequences of purchasing, owning or disposing of our Class A units, including the federal, state and local

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tax consequences of investing capital gains in our Class A units; (iv) tax consequences associated with our election to qualify as a partnership for U.S. federal income tax purposes and our election to qualify as a qualified opportunity fund; and (v) tax consequences associated with potential changes in the interpretation of existing tax laws or regulations or the adoption of new laws or regulations.

Tax Treatment of Class A Unit Ownership by U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of our Class A units.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit will be governed by our operating agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in us. We believe that, for U.S. federal income tax purposes, such allocations will be given effect, and we intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to our operating agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our operating agreement.

We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Code may be applicable to certain of our investments and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

Basis of Class A Units

Generally, you will have an initial tax basis in your Class A units equal to the amount you paid for your Class A units plus your share, under partnership tax rules, of our liabilities, if any. However, the initial tax basis of any Class A units you acquire by reinvesting Deferred Capital Gains (the “QOF Class A units”) will be zero. The basis of all Class A units, whether QOF Class A units or otherwise, will be increased by your share of our income and by increases in your share, under partnership tax rules, of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share, under partnership tax rules, of our losses and by decreases in your share, under partnership tax rules, of our liabilities, if any. Your tax basis in any QOF Class A unit will be increased by the amount of gain recognized in respect of the QOF Class A unit on the earlier of December 31, 2026, the date on which you sell the QOF Class A unit or the date on which an Inclusion Event occurs.

Generally, if you purchase Class A units in separate transactions, you must combine the basis of those Class A units and maintain a single adjusted tax basis for all Class A units. However, if some of your Class A units are QOF Class A units and some are not (a “Mixed-Fund Investment”), then you will need to track the tax basis for your QOF Class A units and your other Class A units separately. Upon a sale or other disposition of less than all of your Class A units, a portion of the tax basis must be allocated to the Class A units, and, in the case of a Mixed-Fund Investment, QOF Class A units, sold.

Treatment of Distributions

Distributions of cash, or marketable securities that are treated as cash, will not be taxable to you unless such distributions exceed the adjusted tax basis of your Class A units. Any distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of your Class A units, and, in the case of QOF Class A units, will constitute an Inclusion Event. Under current laws, such gain would be treated as capital gain and would be long-term capital gain if the holding period for your Class A units exceeds one year, subject to certain exceptions. However, in the case of QOF Class A units, such gain, if distributed prior to December 31, 2026, would be treated as having the same attributes (short-term or long-term) in the taxable year of the Inclusion Event as that gain would have had if it had not been a Deferred Capital Gain.

Any reduction in your allocable share of our “nonrecourse liabilities”—liabilities for which no member bears the economic risk of loss—will also be treated as a distribution of cash by us for U.S. federal income tax purposes. A decrease in your percentage interest in us because of our issuance of additional Class A units may decrease your share of our nonrecourse liabilities. For purposes of the foregoing, your share of our nonrecourse liabilities will generally be based on your share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on your share of our profits.

Limitations on Deductibility of Organizational and Syndication Expenses

Neither we nor any U.S. Holder may deduct organizational or syndication expenses. An election may be made by us to amortize organizational expenses over a 15-year period. Syndication expenses must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Deductibility of Losses

You may not be entitled to deduct the full amount of losses that we allocate to you because your share of our losses will be limited to the lesser of (i) the adjusted tax basis in your Class A units, and (ii) if you are an individual, estate, trust or corporation that is subject to the “at-risk” rules, the amount for which you are considered to be at risk with respect to our activities. You will be at-risk to the extent of the adjusted tax basis in your Class A units, reduced by (i) the portion of that basis attributable to your share of our

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liabilities for which you will not be personally liable, and (ii) any amount of money you borrow to acquire or hold your Class A units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the Class A units for repayment. Your at-risk amount will increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of our losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your adjusted tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon taxable disposition of your Class A units, any gain you recognize can be offset by losses that were previously suspended by the at-risk limitation but not by losses that were previously suspended by the basis limitation. Losses in excess of any gain that you recognize upon taxable disposition of your Class A units, whether previously suspended by the at-risk or basis limitations will be lost.

In addition to the basis and at-risk limitations, the deductibility of losses incurred by individuals, estates, trusts and certain closely held and personal service corporations from “passive activities” (such as, trade or business activities in which the taxpayer does not materially participate) are limited. The passive activity loss limitations are applied separately with respect to each publicly traded partnership. As a result, any passive losses that we generate will only be available to offset passive income that we generate. Passive losses that exceed your share of passive income that we generate may be deducted in full when you dispose of all of your Class A units in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the basis and at-risk limitations.

The “excess business loss” limitation further limits the deductibility of losses by noncorporate taxpayers in taxable years beginning prior to January 1, 2026. An excess business loss is the amount, if any, by which aggregate deductions (determined without regard to the excess business loss limitation) exceed aggregate gross income or gain attributable to the trades or businesses of a taxpayer, plus threshold amount of $250,000 (or $500,000 in the case of taxpayers filing a joint return). Disallowed excess business losses are treated as a net operating loss and carried forward to the next tax year. Any losses that we generate that are allocated to you and not otherwise limited by the basis, at risk or passive loss limitations will be included in the calculation of your aggregate deductions attributable to trades or businesses, and, consequently, will only be available to offset your aggregate gross income or gain attributable to trades or businesses plus the applicable threshold amount. Accordingly, except to the extent of the threshold amount, our losses that are not otherwise limited may not offset your non-trade or business income (such as salaries, fees, interest, dividends and capital gains). The excess business loss limitation is applied after other applicable limitations on deductions, including the basis, at-risk and passive activity loss limitations.

All prospective holders of our Class A units should consult their own tax advisers concerning limitations on the deductibility of losses under the applicable provisions of the Code.

Limitations on Interest Deductions

Our ability to deduct “business interest”—interest paid or accrued on indebtedness properly allocated to our trade or business during a taxable year—may be limited to the sum of our business interest income and 30% of our “adjusted taxable income.” For purposes of the business interest limitation, our adjusted taxable income is calculated without regard to any business interest or business interest income and, in the case of taxable years beginning after 2021, any deduction allowable for depreciation, amortization or depletion. The business interest limitation is applied at the partnership level and any deduction for business interest is taken into account in determining our non-separately stated taxable income or loss. At the member level, your adjusted taxable income is determined without regard to your distributive share of any of our items of income, gain, deduction or loss and is increased by your distributive share of our excess taxable income. Your distributive share of our excess taxable income is determined in the same manner as your distributive share of our non-separately stated taxable income or loss. If the business interest limitation were to apply with respect to a taxable year, it could result in an increase in the taxable income allocable to you without any corresponding increase in the cash available for distribution to you.

To the extent our deduction for business interest is not limited, we will allocate the full amount of the deduction among the holders of our Class A units in accordance with their percentage interests. To the extent our deduction for business interest is limited, we will allocate the amount of any deduction in excess of the limitation among the holders of our Class A units in accordance with their percentage interest, but the amount of any such “excess business interest” will not be currently deductible. Rather, subject to certain limitations and adjustments to your basis in our Class A units, this excess business interest may be carried forward and deducted by you in a future taxable year.

In addition to the business interest limitation, the deductibility of a non-corporate taxpayer’s “investment interest” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest includes:

•	interest on indebtedness allocable to property held for investment;
•	interest expense allocated against portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The calculation of your investment interest expense will take into account interest on any margin account borrowing or other

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loan you incur to purchase or carry a Class A unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive activity loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. Your share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Qualified Business Income Deduction

In taxable years ending on or before December 31, 2025, Section 199A of the Code, referred to as the “qualified business income deduction,” generally entitles non-corporate and certain trust and estate taxpayers to deduct the lesser of (i) their combined qualified business income—up to 20% of qualified business income, plus 20% of qualified REIT dividends and “qualified publicly traded partnership income”—or (ii) 20% of the excess, if any, of taxable income over net capital gains.

Our qualified publicly traded partnership income is generally equal to the sum of (i) the net amount of your allocable share of our U.S. items of income, gain, deduction and loss to the extent such items are included or allowed in the determination of our taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made to a holder of our Class A units for services rendered to us; and (ii) any gain recognized by you upon disposition of our Class A units to the extent such gain is attributable to “unrealized receivables” and “inventory items,” both as defined in Section 751 of the Code, and thus treated as ordinary income under Section 751 of the Code.

For taxable years beginning in 2026, the qualified business income deduction will be disallowed for all taxpayers, and no guarantee can be provided that this deduction will be extended or that future legislation will not repeal the qualified business income deduction as of an earlier date. In addition, certain limitations may apply to you that could reduce the amount of the qualified business income deduction.

All prospective holders of our Class A units should consult their own tax advisers regarding the application of the qualified business income deduction in relation to their particular tax circumstances prior to acquiring, holding or disposing of any of our Class A units.

Entity-Level Collections of Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on your behalf, our operating agreement authorizes us to treat such payment as a distribution of cash. Where a tax is payable on behalf of all holders of our Class A units or we cannot determine the specific holder of our Class A units on whose behalf a tax is payable, our operating agreement authorizes us to treat the payment as a distribution to all of the current holders of our Class A units. We are authorized to amend our operating agreement in a manner necessary to maintain uniformity of intrinsic tax characteristics of our Class A units and to adjust later distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our operating agreement is maintained as nearly as is practicable. Any payments by us as described above could give rise to an overpayment of tax on your behalf, in which case you may be entitled to claim a refund of the overpayment amount. All prospective holders of our Class A units should consult their own tax advisers concerning the consequences of any tax payment that we may make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the holders of our Class A units in accordance with their percentage interests. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our Class A units (a “Book-Tax Disparity”). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by the holders of our Class A units prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the holder of our Class A units who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other holders of our Class A units.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for U.S. federal income tax purposes in determining your share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, your share of an item will be determined on the basis of your interest in us, which will be determined by taking into account all the facts and circumstances, including (i) your relative contributions to us, (ii) the interests of all the Members in profits and losses, (iii) the interest of all the Members in cash flow and (iv) the rights of all the Members to distributions of capital upon liquidation.

U.S. Federal Income Tax Rates

The highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are currently 37% and 20%, respectively. These rates are subject to change by new legislation at any time.

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In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates and trusts. Net investment income generally includes your allocable share of our income and gain realized from your sale of Class A units. In the case of an individual taxpayer, the tax will be imposed on the lesser of (i) your net investment income from all investments, or (ii) the amount by which your modified adjusted gross income exceeds $250,000 (if married and filing jointly or a surviving spouse), $125,000 (if married and filing separately) or $200,000 (if unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We intend to make the election permitted by Section 754 of the Code. The election may only be revoked with the consent of the IRS. The election requires us to adjust the tax basis in our assets, or “inside basis,” attributable to a transferee of Class A units under Section 743(b) of the Code to reflect the purchase price of the Class A units paid by the transferee. However, this election does not apply to a person who purchases Class A units directly from us, including in this offering. For purposes of this discussion, a transferee’s inside basis in our assets will be considered to have two components: (i) the transferee’s share of our tax basis in our assets, or “common basis,” and (ii) the Section 743(b) adjustment to that basis (which may be positive or negative).

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. For example, we may apply a convention in which we deem the price paid by a holder of Class A units to be the lowest quoted trading price of the Class A units during the month in which the purchase occurred, irrespective of the actual price paid. Nevertheless, the use of such conventions may result in basis adjustments that do not exactly reflect a holder of our Class A unit’s purchase price for its Class A units, including less favorable basis adjustments to a holder of our Class A unit who paid more than the lowest quoted trading price of the Class A units for the month in which the purchase occurred. It is possible that the IRS will successfully assert that the conventions we use do not satisfy the technical requirements of the Code or the Treasury Regulations and thus will require different basis adjustments to be made. If the IRS were to sustain such a position, a holder of Class A units may have adverse tax consequences. Moreover, the benefits of a Section 754 election may not be realized because we directly and indirectly invest in pass-through entities that do not have in effect a Section 754 election. You should consult your tax adviser as to the effects of the Section 754 election.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. You will be required to include in your tax return your share of our income, gain, loss and deduction for each taxable year ending with or within your taxable year. In addition, if your taxable year ends on a date other than December 31 and you dispose of all of your Class A units following the close of our taxable year but before the close of your taxable year then you must include your share of our income, gain, loss and deduction in income for your taxable year, and as a result will be required to include in income for your taxable year your share of more than twelve months of our income, gain, loss and deduction.

Depreciation

We are allowed a first-year bonus depreciation deduction equal to 100% of the adjusted basis of certain depreciable property acquired and placed in service before January 1, 2023. For property placed in service during subsequent years, the deduction is phased down by 20% per year until December 31, 2026. This depreciation deduction applies to both new and used property. However, use of the deduction with respect to used property is subject to certain anti-abuse restrictions, including the requirement that the property be acquired from an unrelated party. We can elect to forgo the depreciation bonus and use the alternative depreciation system for any class of property for a taxable year. Under a transition rule, we can also elect to apply a 50% bonus depreciation deduction instead of the 100% deduction for our first taxable year.

Valuation and Tax Basis of Each of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of Class A units will depend in part on our estimates of the relative fair market values and the tax basis of each of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by you could change, you could be required to adjust your tax liability for prior years and incur interest and penalties with respect to those adjustments.

Sale or Exchange of Class A Units

Recognition of Gain or Loss

You will recognize gain or loss on any sale or exchange of Class A units that do not qualify for a Fair Market Value Election, and, with respect to QOF Class A units, you may recognize gain upon an Inclusion Event occurring prior to December 31, 2026. The

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amount of the gain or loss that you recognize will be equal to the difference, if any, between the amount realized and your adjusted tax basis in the Class A units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received by you plus your share, under partnership tax rules, of our liabilities, if any.

Gain or loss recognized by you on the sale or exchange of a Class A unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the Class A units you hold were held for more than one year on the date of such sale or exchange. However, in the case of QOF Class A units, such gain, if recognized prior to December 31, 2026, would be treated as having the same attributes (short-term or long-term) in the taxable year of the sale, exchange or other Inclusion Event as that gain would have had if it had not been a Deferred Capital Gain. Investors who purchase Class A units at different times and intend to sell all or a portion of the Class A units within a year of their most recent purchase are urged to consult their own tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Allocations Between Transferors and Transferees

Our taxable income and losses will be determined and apportioned among holders of our Class A units using conventions we regard as consistent with applicable law. As a result, if you transfer your Class A units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer.

Although Section 706 of the Code provides guidelines for allocations of items of income and deductions between transferors and transferees, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the holders of our Class A units. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our operating agreement authorizes us to revise our method of allocation between transferors and transferees (as well as among Members whose Class A units otherwise vary during a taxable period).

Uniformity of Class A Units

We will adopt depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our holders of our Class A units. It also could affect the timing of these tax benefits or the amount of gain on the sale of Class A units and could have a negative impact on the value of our Class A units or result in audits of and adjustments to the tax returns of holders of our Class A units.

Tax Treatment of Class A Unit Ownership by Tax-Exempt U.S. Holders

A holder of Class A units that is a tax-exempt organization for U.S. federal income tax purposes and therefore exempt from most U.S. federal income taxation may nevertheless be subject to unrelated business income tax to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income.” A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its unrelated business taxable income its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning unrelated business taxable income to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

Because we are under no obligation to minimize unrelated business taxable income, tax-exempt U.S. Holders of Class A units should consult their own tax advisers regarding all aspects of unrelated business taxable income.

Tax Treatment of Class A Unit Ownership by Non-U.S. Holders of Class A Units

Non-U.S. Holders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Holder will be considered to be engaged in business in the United States because of its ownership of our Class A units. Furthermore, Non-U.S. Holders will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of an applicable tax treaty. Consequently, each Non-U.S. Holder will be required to file federal tax returns to report its share of our income, gain, loss or deduction and pay U.S. federal income tax on its share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Holders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Holder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for these withholding taxes.

In addition, if a Non-U.S. Holder is classified as a non-U.S. corporation, it will be treated as engaged in a United States trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of holder of our Class A units is

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subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Holder who sells or otherwise disposes of a Class A unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that Class A unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder. Gain realized by a Non-U.S. Holder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business to the extent that gain that would be recognized upon a sale by the partnership of all of its assets would be “effectively connected” with a U.S. trade or business. Thus, all of a Non-U.S. Holder’s gain from the sale or other disposition of our Class A units would be treated as effectively connected with a Non-U.S. Holder’s indirect U.S. trade or business constituted by its investment in us and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership units regularly traded on an established securities market will not prevent a Non-U.S. Holder from being subject to U.S. federal income tax on gain from the sale or disposition of its Class A units to the extent such gain is effectively connected with a U.S. trade or business.

Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person, and we are required to deduct and withhold from the transferee amounts that should have been withheld by the transferees but were not withheld. Because the “amount realized” includes a partner’s share of the partnership’s liabilities, 10% of the amount realized could exceed the total cash purchase price for the Class A units. For this and other reasons, the IRS has suspended the application of this withholding rule to open market transfers of interest in publicly traded partnerships, pending promulgation of regulations that address the amount to be withheld, the reporting necessary to determine such amount and the appropriate party to withhold such amounts, but it is not clear if or when such regulations will be issued.

Administrative Matters

Partnership Representative

Our Manager will act as our “partnership representative” as defined the Code. As the tax matters representative, our Manager will have the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065.For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;
•	a statement regarding whether the beneficial owner is (i) a person that is not a U.S. person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity;
•	the amount and description of Class A units held, acquired or transferred for the beneficial owner; and
•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A units they acquire, hold or transfer for their own account. A penalty of up to $280 per failure, up to a maximum of $3,392,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of our Class A units with the information furnished to us.

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, holders of our Class A units may be subject to other taxes, including state and local

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income taxes, unincorporated business taxes and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the holder of our Class A units is a resident. We anticipate conducting business or owning property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. Although an analysis of the various taxes is not presented here, each prospective holder of our Class A units should consider the potential impact of such taxes on its investment in us.

Holders of our Class A units may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, however holders of our Class A units may not be required to file a return and pay taxes in a jurisdiction if their income from that jurisdiction falls below the jurisdiction’s filing and payment requirement. Further, holders of our Class A units may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such holder. Some jurisdictions may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a holder of our Class A units who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular holder of our Class A unit’s income tax liability to the jurisdiction, generally does not relieve a nonresident holder of our Class A units from the obligation to file an income tax return in such jurisdiction.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND HOLDERS OF OUR CLASS A UNITS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF OUR CLASS A UNITS AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED.IT IS THE RESPONSIBILITY OF EACH HOLDER OF OUR CLASS A UNITS TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT JURISDICTIONS, OF ITS INVESTMENT IN US. WE STRONGLY RECOMMEND THAT EACH PROSPECTIVE HOLDER OF OUR CLASS A UNITS CONSULT WITH, AND DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO SUCH MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH HOLDER OF OUR CLASS A UNITS TO FILE ALL STATE, LOCAL AND NON-U.S., IF ANY, AS WELL AS U.S. FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF SUCH HOLDER. SUGAR FELSENTHAL GRAIS & HELSINGER LLP HAS NOT RENDERED AN OPINION ON THE STATE, LOCAL, ALTERNATIVE MINIMUM TAX OR NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN OUR CLASS A UNITS.

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Plan of Distribution

We are offering a maximum of up to $[●] of our Class A units on a “best efforts” basis. Because this is a “best efforts” offering, we are only required to use our best efforts to sell our Class A units to the public. Neither our Manager nor any other party has a firm commitment or obligation to purchase any of our Class A units. Therefore, we cannot guarantee that any minimum number of Class A units will be sold.

The minimum investment required in this offering is [●] Class A units, or $10,000 based on the initial offering price of $[●] per Class A unit, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.

This prospectus will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download on our website at www.belpointeprep.com, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase Class A units, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this prospectus as Appendix B, and wire funds for its subscription amount in accordance with the instructions provided therein. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.”

We reserve the right to reject any investor’s subscription in whole or in part for any reason. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

The number of Class A units we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the Class A units we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the Class A units that we have registered. Although we have registered a fixed dollar amount of our Class A units, we intend effectively to conduct a continuous offering of an unlimited number of Class A units over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).

We reserve the right to suspend or terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Purchase Price

We are offering on a continuous basis up to $[●] of our Class A units in this primary offering at an initial price equal to $[●] per Class A unit through December 31, 2021. Thereafter, we will determine the net asset value (“NAV”) of our Class A units on a quarterly basis, within 15 days following the last day of the prior fiscal quarter. If our NAV on such valuation date increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the last day of the prior fiscal quarter divided by the number of Class A units outstanding as of the last day of the prior fiscal quarter. We will file a prospectus supplement with the SEC disclosing the quarterly determination of our NAV per Class A unit for a given fiscal quarter.

The minimum investment required in this offering is [●] Class A units, or $10,000 based on the initial offering price of $[●] per Class A unit, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.

Transferability of Class A Units

Our Class A units are generally freely transferable subject to (i) any restrictions imposed by applicable federal and state securities laws, rules or regulations of the SEC or any state securities commission or any other governmental entity with jurisdiction over the transfer, and (ii) compliance with the applicable transfer provisions of our operating agreement. In addition, pursuant to a policy adopted by our Board, you may not transfer your Class A units in a manner that would cause you or your transferee to own fewer than the number of Class A units required to meet the minimum investment required in this offering, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law. This policy will remain in effect until our Class A units are quoted for trading on the OTCQX or listed on a national securities exchange and may make it more difficult for you to sell your Class A units.

Our Class A units are not traded on any public market. In an effort to provide holders of our Class A units with some level of liquidity in respect of their investment, as soon as we are eligible following the effectiveness of the registration statement of which this prospectus forms a part we intend to either engage a registered broker-dealer to sponsor our Class A units for quotation on the OTCQX or, if we meet the applicable listing requirements, apply for listing on a national securities exchange. We cannot assure you that our Class A units will ever be quoted for trading on the OTCQX or listed on a national securities exchange.

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Closings

In order to maintain our status as a qualified opportunity fund we must hold, directly or indirectly through our Operating Company or one or more entities that are qualified opportunity zone businesses, at least 90% of our assets in qualified opportunity zone property (the “90% Asset Test”). For purposes of the 90% Asset Test our property holdings are calculated by taking the average of the percentage of qualified opportunity zone property we hold on each of (i) the last day of the first six-month period of our taxable year, and (ii) the last day of our taxable year (each a “Semiannual Test Date”). Cash and cash equivalents do not count as qualified opportunity zone property. The Opportunity Zone Regulations allow us to apply the 90% Asset Test without taking into account any investments we receive in the preceding 6-month period, provided such investments are received as a contribution and held continuously from the fifth business day after receipt through the Semiannual Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less. In addition, the Opportunity Zone Regulations provide for a one-time six-month cure period if any of our investments fail to meet the definition of qualified opportunity zone property as of a Semiannual Test Date.

We plan to undertake closings on a rolling basis on the last business day of each calendar quarter (each, a “Closing Date”), we may, however, in our sole discretion, choose to conduct more frequent closings. Subscription payments will be held in a non-interest-bearing escrow account until the applicable Closing Date. If, however, we determine that accepting all of the subscriptions submitted in a given calendar quarter would result in our being unable to meet the 90% Asset Test, we may, in our sole discretion, postpone acceptance of some or all of such subscriptions by providing prospective investors with written notice of postponement within 15 calendar days following the quarter’s end. We will continue to hold postponed subscription payments in escrow until we determine that we will be able to meet the 90% Asset Test following their acceptance. Each prospective investor whose subscription has been postponed will receive written notice of our acceptance of their subscription within 15 calendar days following the applicable Closing Date. We may not, however, hold any subscription payment for more than 6 months following the end of the quarter in which the applicable subscription agreement was submitted. We will provide prospective investors with written notice of the return of any subscription payment within 15 calendar days following the end of the applicable 6-month period and return any such subscription payment within 30 calendar days following the end of such 6-month period.

On each Closing Date we will generally accept subscriptions on a first-in, first-out basis up to the approximate dollar amount that we can accept while still being able to meet the 90% Asset Test. We may, however, in our sole discretion, choose to accept a subscription submitted later than other subscriptions in a given quarter if the 180-day reinvestment period with respect to such subscription would expire prior to our next anticipated Closing Date. Regardless of the subscription acceptance date, the purchase price for our Class A units will be the price in effect on the date on which an investor submits a valid subscription.

Each prospective investor whose subscription is accepted will receive written notice confirming the applicable purchase price within 15 calendar days following the Closing Date. Prospective investors will not have the right to withdraw or reconfirm their commitment prior to our accepting their subscription, nor will they have the right to a return of their subscription payment prior to the end of the 6 month period following the end of the quarter in which their subscription agreement was submitted. A prospective investor will have no rights as a Member, including voting and distribution rights, until we accept their subscription agreement.

Our Board, in its sole discretion, may modify, suspend or terminate the escrow procedure if a determination is made that it is no longer necessary or advisable in order to comply with the 90% Asset Test.

Sales Through Underwriters, Dealer-Managers or Agents

We intend to offer our Class A units directly to investors and not through any underwriters, dealer-managers or other agents who would be paid commissions by us or any of our affiliates. In the future, however, we may engage the services of one or more underwriters, dealer-managers or other agents to participate in this offering. The amount of selling commissions or dealer-manager fees that we or investors would pay to such underwriters, dealer-managers or other agents will depend on the terms of their engagement. If we engage the services of one or more underwriters, dealer-managers or other agents to participate in this offering, we will file a prospectus supplement with the SEC disclosing the names of the underwriters, dealer-managers or other agents and the terms of the transaction, including selling commissions, dealer-manager fees and any other compensation, if any.

Certificates Will Not be Issued

We will not issue stock certificates. Instead, our Class A units will be recorded and maintained on a unitholder register that we or our transfer agent will maintain.

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Reports to Holders of our Class A Units

We will cause to be prepared and made available to each holder of our Class A units, as of a record date after the end of the fiscal year, as soon as practicable after the end of the fiscal year to which it relates, an annual report for each fiscal year containing financial statements that are prepared in accordance with U.S. GAAP and are audited by our independent registered public accounting firm.

If and for so long as we are required to file quarterly reports with the SEC, we will cause to be prepared and made available to each holder of our Class A units, as of a record date after the end of the fiscal year, as soon as practicable after the end of the fiscal quarter to which it relates, a quarterly report for each fiscal quarter containing unaudited financial statements and such other information as may be required by applicable law or regulation or as our Board determines to be necessary or appropriate.

We will make available to you on our website, www.belpointeprep.com, or, at our discretion, via email, our quarterly and annual reports, proxy statements and other reports and documents concerning your investment. To the extent required by applicable law or regulation, or, in our discretion, we may also make certain of this information available to you via U.S. mail or other courier. You may always receive a paper copy upon request.

As a partnership, our operating results, including distributions of income, gains, losses, deductions, credits and adjustments to the carrying value of our assets and investments, will be reported on Schedule K-1 to IRS Form 1065 and distributed annually to each holder of our Class A units. Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return. Our fiscal year is the calendar year.

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How to Subscribe

Investors seeking to purchase our Class A units must proceed as follows:

•                     Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•                     Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included as Appendix B.

•                     Electronically provide ACH instructions to us for the full purchase price of the Class A units being subscribed for.

•                     By executing the subscription agreement and paying the total purchase price for the Class A units subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. We will attempt to accept or reject subscriptions within 60 days of receipt by us. If we accept your subscription, we will email you a confirmation.

An approved trustee must process through, and forward to, us subscriptions made through individual retirement accounts (IRAs), Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Investment Requirement

You must initially purchase at least [●] Class A units in this offering, or $10,000 based on the current per Class A unit price, provided that our Manager has the discretion to accept smaller investments. In order to satisfy this minimum investment requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs. You should note that an investment in Class A units will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

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Supplemental Sales Material

In addition to this prospectus, we will use sales material in connection with the offering of Class A units, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of our Sponsor and its affiliates, property brochures and articles and publications concerning real estate and qualified opportunity zones. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering Class A units only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of our Class A units.

108

Legal Matters

Sugar Felsenthal Grais & Helsinger, LLP, New York, New York, will pass upon the validity of the Class A units being offered hereby and review and pass upon the accuracy of the statements relating to certain U.S. federal income tax matters that are likely to be material to U.S. holders of our Class A units under the caption “Material U.S. Federal Income Tax Considerations.”

Experts

The consolidated balance sheet of Belpointe PREP, LLC as of February 29, 2020 has been included herein and in the registration statement and prospectus in reliance upon the report of Citrin Cooperman & Company, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

109

Where You Can Find More Information

We have filed a registration statement on Form S-11 with the SEC with respect to the Class A units to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We will file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Call the SEC at (800)-SEC-0330 for further information about the public reference room.

Website Disclosure

Our website at www.belpointeprep.com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information.

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F-1

Belpointe PREP, LLC
Consolidated Balance Sheet
As of June 30, 2020 (unaudited) and February 29, 2020 (audited)

	June 30, 2020	February 29, 2020
Assets
Cash and cash equivalents	$10,000	$10,000
Total Assets	$10,000	$10,000
Liabilities and Unitholder’s Capital
Commitments and Contingencies	$—	$—
Total Liabilities	—	—
Member’s Capital
Class A units, no par value, unlimited units authorized, 100 units issued and
outstanding	10,000	10,000
Total Member’s Capital	$10,000	$10,000

See accompanying notes to consolidated financial statement.

F-2

BELPOINTE PREP, LLC NOTES TO CONSOLIDATED BALANCE SHEET

1.	Organization and Business Purpose

Belpointe PREP, LLC (together with its subsidiaries, the “Company”, “we,” “us,” or “our”) was formed on January 24, 2020 as a Delaware limited liability company and we intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a “qualified opportunity fund” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). All of our assets will be held by, and all of our operations will be conducted through, our wholly owned subsidiary Belpointe PREP OC, LLC (the “Operating Company”), either directly or through its subsidiaries. The Company will be externally managed by Belpointe PREP Manager, LLC (the “Manager”), an affiliate of our sponsor, Belpointe, LLC (the “Sponsor”).

As of June 30, 2020, the Company has not commenced principal operations and has neither purchased nor contracted to purchase any investments. The Company has elected to report on a calendar year basis and has selected December 31st as its fiscal year end.

2.	Capitalization

As of February 11, 2020, the Company was capitalized with a $10,000 investment by our Sponsor.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited balance sheet as of June 30, 2020 has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and Article 10 of Regulation S-X. Separate statements of income, changes in equity, and cash flows have not been presented in the consolidated financial statement because principal operations have not commenced.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. Our interim consolidated financial statement should be read in conjunction with our audited consolidated financial statement and accompanying notes for the period ended February 29, 2020. The consolidated financial statement as of June 30, 2020, including the notes thereto, are unaudited, have not be reviewed and may not include year-end adjustments necessary to make those unaudited consolidated financial statement comparable to audited results.

Use of Estimates

The preparation of the consolidated financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in a major financial institution, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure. The Company did not hold cash equivalents as of June 30, 2020.

Organization, Offering and Related Costs

Our Manager and its affiliates, including our Sponsor, have agreed to advance costs and expenses on behalf of the Company, including all expenses incurred in connection with our organization and the registration and offering of our Class A units. Offering expenses include, without limitation, legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer manager fees. The Company will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the Offering. Thereafter reimbursement payments will be made beginning on a date selected by the Manager in monthly installments without interest until paid in full.

As of June 30, 2020, the Manager and its affiliates, including our Sponsor, have incurred organization and offering expenses of approximately $150,000 on behalf of the Company. These organization and offering expenses are not recorded in the accompanying consolidated balance sheet of the Company as of June 30, 2020 (unaudited) and February 29, 2020, because such expenses are not a liability of the Company until the first closing is held in connection with the Offering. When recorded by the Company, organization

F-3

costs and offering expenses will be expensed and charged to Member’s capital, respectively, as incurred. Such amounts are reimbursed to the Manager or its affiliates, including our Sponsor, from the gross proceeds of the Offering. Any amount due to the Manager or its affiliates, including our Sponsor, but not paid will be recognized as a liability on the consolidated balance sheet.

Income Taxes

We initially intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Accordingly, no provision for U.S. federal income taxes has been made in the consolidated financial statement of the Company. If we fail to qualify as a partnership for U.S. federal income tax purposes in any taxable year, and if we are not entitled to relief under the Code for an inadvertent termination of our partnership status, we will be subject to federal and state income tax on our taxable income at regular corporate income tax rates.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, this consolidated financial statement may not be comparable to the consolidated financial statement of companies that comply with public company effective dates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statement.

Risks and Uncertainties

The spread of COVID-19 has caused significant disruptions to the global economy and normal business operations worldwide, and the duration and severity of the effects are currently unknown. The rapid development and fluidity of the COVID-19 situation precludes any forecast as to its ultimate impact. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential to negatively impact to financing arrangements, increase costs of operations, change laws or regulations, and add uncertainty regarding government and regulatory policy. We are closely monitoring the potential impact of COVID-19 on all aspects of our business.

4.	Related Party Arrangements

The Manager and its affiliates, including in certain cases our Sponsor, will receive fees or reimbursements in connection with the Company’s Offering and the management of the Company’s investments.

Organization and Offering Expenses

The Manager and its affiliates, including our Sponsor, will be reimbursed for organization and offering expenses incurred in conjunction with our organization and Offering. See Note 2 – Summary of Significant Accounting Policies – Organization, Offering and Related Costs.

Other Operating Expenses

We will reimburse the Manager and its affiliates for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. We will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. We will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us pursuant to a shared services agreement between the Company, the Manager and the Sponsor. As of June 30, 2020 (unaudited) and February 29, 2020, the Manager and its affiliates, including our Sponsor, have incurred personnel expenses of approximately $6,000 on behalf of the Company. These general and administrative expenses are not recorded in the accompanying consolidated balance sheet of the Company as of June 30, 2020 (unaudited) and February 29, 2020, because such expenses are not a liability of the Company until the first closing is held in connection with the Offering.

Asset Management Fee

Subject to the oversight of our board of directors, the Manager will be responsible for managing the Company’s affairs on a day-to-day basis and for the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

We will pay the Manager a quarterly asset management fee of one-fourth of 0.75%. The asset management fee will be based on our NAV at the end of each quarter, which, following December 31, 2021, will be announced within 15 days following the last day of each quarter.

F-4

Property Management Oversight Fee

In addition, our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of the Operating Company, equal to 1% of the revenue generated by the applicable property.

5.	Commitments and Contingencies

As of June 30, 2020, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

6.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the consolidated financial statement was available for issuance, require potential adjustment to or disclosure in the consolidated financial statement. Subsequent to June 30, 2020, approximately $21,000 in legal fees has been incurred and remains unpaid through the date of issuing the consolidated financial statement.

Management has evaluated the activity of the Company through July 29, 2020.

F-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Belpointe PREP, LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated balance sheet of Belpointe PREP, LLC (the “Company”) as of February 29, 2020, and the related notes to the consolidated financial statement (collectively, the “consolidated financial statement”). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of February 29, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

New York, New York

April 15, 2020

We have served as the Company’s auditor since 2020.

F-6

Belpointe PREP, LLC
Consolidated Balance Sheet

February 29, 2020
Assets
Cash and cash equivalents	$10,000
Total Assets	$10,000
Liabilities and Unitholders’ Capital
Commitments and Contingencies	—
Total Liabilities	$—
Member’s Capital
Class A units, no par value, unlimited units authorized, 100 units issued and
outstanding	$10,000
Total Member’s Capital	$10,000

See accompanying notes to consolidated financial statement.

F-7

BELPOINTE PREP, LLC NOTES TO CONSOLIDATED BALANCE SHEET

7.	Organization and Business Purpose

Belpointe PREP, LLC (together with its subsidiaries, the “Company”, “we,” “us,” or “our”) was formed on January 24, 2020 as a Delaware limited liability company and we intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. We will initially focus on identifying, acquiring, developing or redeveloping and managing commercial real estate located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a “qualified opportunity fund” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). All of our assets will be held by, and all of our operations will be conducted through, our wholly owned subsidiary Belpointe PREP OC, LLC (the “Operating Company”), either directly or through its subsidiaries. The Company will be externally managed by Belpointe PREP Manager, LLC (the “Manager”), an affiliate of our sponsor, Belpointe, LLC (the “Sponsor”).

As of February 29, 2020, the Company has not commenced principal operations and has neither purchased nor contracted to purchase any investments. The Company has elected to report on a calendar year basis and has selected December 31st as its fiscal year end.

8.	Capitalization

As of February 11, 2020, the Company was capitalized with a $10,000 investment by our Sponsor.

9.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited consolidated financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of income, changes in equity, and cash flows have not been presented in the consolidated financial statement because principal operations have not commenced.

Use of Estimates

The preparation of the consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in a major financial institution, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure. The Company did not hold cash equivalents as of February 29, 2020.

Organization, Offering and Related Costs

Our Manager and its affiliates, including our Sponsor, have agreed to advance costs and expenses on behalf of the Company, including all expenses incurred in connection with our organization and the registration and offering of our Class A units. Offering expenses include, without limitation, legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer manager fees. The Company will not be required to reimburse our Manager and its affiliates, including our Sponsor, until the first closing is held in connection with the Offering. Thereafter reimbursement payments will be made beginning on a date selected by the Manager in monthly installments without interest until paid in full.

As of February 29, 2020, the Manager and its affiliates, including our Sponsor, have incurred organization and offering expenses of approximately $82,000 on behalf of the Company. These organization and offering expenses are not recorded in the accompanying consolidated balance sheet of the Company as of February 29, 2020, because such expenses are not a liability of the Company until the first closing is held in connection with the Offering. When recorded by the Company, organization costs and offering expenses will be expensed and charged to Member’s capital, respectively, as incurred. Such amounts are reimbursed to the Manager or its affiliates,

F-8

including our Sponsor, from the gross proceeds of the Offering. Any amount due to the Manager or its affiliates, including our Sponsor, but not paid will be recognized as a liability on the consolidated balance sheet.

Income Taxes

We initially intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Accordingly, no provision for U.S. federal income taxes has been made in the consolidated financial statement of the Company. If we fail to qualify as a partnership for U.S. federal income tax purposes in any taxable year, and if we are not entitled to relief under the Code for an inadvertent termination of our partnership status, we will be subject to federal and state income tax on our taxable income at regular corporate income tax rates.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, this consolidated financial statement may not be comparable to the consolidated financial statement of companies that comply with public company effective dates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statement.

10.	Related Party Arrangements

The Manager and its affiliates, including in certain cases our Sponsor, will receive fees or reimbursements in connection with the Company’s Offering and the management of the Company’s investments.

Organization and Offering Expenses

The Manager and its affiliates, including our Sponsor, will be reimbursed for organization and offering expenses incurred in conjunction with our organization and Offering. See Note 2 – Summary of Significant Accounting Policies – Organization, Offering and Related Costs.

Other Operating Expenses

We will reimburse the Manager and its affiliates for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. We will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. We will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us pursuant to a shared services agreement between the Company, the Manager and the Sponsor.

Asset Management Fee

Subject to the oversight of our board of directors, the Manager will be responsible for managing the Company’s affairs on a day-to-day basis and for the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including but not limited to, commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

We will pay the Manager a quarterly asset management fee of one-fourth of 0.75%. The asset management fee will be based on our NAV at the end of each quarter, which, following December 31, 2021, will be announced within

F-9

15 days following the last day of each quarter.

Property Management Oversight Fee

In addition, our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of the Operating Company, equal to 1% of the revenue generated by the applicable property.

11.	Commitments and Contingencies

As of February 29, 2020, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

12.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the consolidated financial statement was available for issuance, require potential adjustment to or disclosure in the consolidated financial statement. Subsequent to February 29, 2020, $16,795.50 in legal fees has been incurred and remains unpaid through the date of issuing the consolidated financial statement

The Company plans on registering Class A units in the Company’s planned primary offering (the “Primary Offering”). The Primary Offering will be on a “best efforts” basis with no minimum offering amount.

The outbreak of COVID-19, first identified in Wuhan, China in December 2019, has spread globally. Government efforts to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The foregoing events are likely to adversely affect business confidence, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of COVID-19 also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Our financial condition may also be adversely affected by economic downturn, related to COVID-19 or otherwise. The rapid development and fluidity of the COVID-19 situation precludes any forecast as to its ultimate impact. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential to negatively impact to financing arrangements, increase costs of operations, change laws or regulations, and add uncertainty regarding government and regulatory policy. The Company is unable to estimate the impact that COVID-19 will have on its financial results at this time.

Management has evaluated the activity of the Company through April 15, 2020.

F-10

Appendix A: Prior Performance Tables

The following prior performance tables provide information relating to the real estate investment programs sponsored by Belpointe, LLC, our Sponsor, and its affiliates, collectively referred to herein as the “prior programs.” This information should be read together with the summary information included in the “Prior Performance” section of this prospectus. Our Sponsor engages in the business of investing in, developing and managing commercial real estate investments on behalf of both individual and institutional clients.

These prior programs focus on investing in real estate. Each prior program has its own specific investment objectives. The general investment objectives common to all of the prior programs include providing investors with investment returns from repositioning and capital appreciation of real estate, as well as from income producing real estate. We have presented all prior programs that have investment objectives similar to ours, as well as certain other recent programs that do not have investment objectives similar to ours, as required by applicable SEC guidance.

By purchasing Class A units in this offering, you will not acquire any ownership interest in any prior programs to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the prior programs discussed. Further, two of the prior programs discussed herein were conducted through privately held entities that were subject neither to the fees and expenses associated with this offering, nor all of the laws and regulations that will apply to us once we qualify as a publicly traded partnership and qualified opportunity fund.

Description of the Tables

The following tables are included herein:

Table I -	Experience in Raising and Investing Funds
Table II -	Compensation to Sponsor
Table III -	Operating Results of Prior Programs
Table IV -	(Omitted) Results of Completed Programs has been omitted since none of the prior Sponsor programs with similar investment objectives to ours has completed operations during the five years ended December 31, 2019.
Table V -	Sales or Disposals of Properties
Table VI -	Acquisitions of Properties by Programs
F-11

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I provides a summary of the experience of our Sponsor, and its affiliates, in raising and investing funds in prior programs the offerings of which have closed during the three years ended December 31, 2019, or are open-ended. Belpointe Multifamily Development Fund I, LP (“BMF”) and Beacon Hill II Investments, LLC (“BH”) each have investment objectives similar to ours, with the goal of seeking development returns through the acquisition, development and management of a portfolio of multifamily and mixed-use properties, both on a direct basis and with joint-venture operating partnerships. Belpointe REIT, Inc. (“BREIT”) has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. Our Sponsor has no other prior programs with similar investment objectives to ours that have closed within the last five years or are open ended.

	As of December 31, 2019
($ in thousands)	BMF	BH	BREIT (1)
Dollar amount offered	$110,396	$6,000	$50,000
Dollar amount raised	110,396	6,000	40,631
Less offering expenses
Selling commissions and discounts retained by affiliates	N/A	N/A	N/A
Organizational expenses (2)	400	N/A	365
Other (3)	1,900	N/A	73
Reserves
Percent available for investment	1%	0%	74%
Acquisition costs
Prepaid items and fees related to purchase of property (4)	N/A	N/A	2,318
Cash down payment (5)	135,100	6,000	7,900
Acquisition fees	N/A	N/A	N/A
Other (6)	214,800	12,300	12,000
Total Acquisition Cost	354,396	18,300	22,218
Percent leverage (mortgage financing divided by total acquisition cost)	60.6%	67.2%	54.0%
Date offering began	8/1/2012	5/19/2015	2/11/2019
Length of offering (in months)	31	7	10
Months to invest 90% of amount available for investment (7) (measured from the beginning of offering)	52	1	N/A

(1)	For the period from February 11, 2019 (Commencement of Operations) through December 31, 2019.
(2)	Includes organizational and offering costs and abandoned pursuit costs paid from raised capital.
(3)	Includes management fees paid from raised capital.
(4)	Prepaid items and fees related to the purchase of properties consist of all other capitalized costs (excluding purchase prices and accrued costs) for acquired assets, per investment program.
(5)	Cash down payment consists of the aggregate of all purchase prices paid for acquired assets.
(6)	Other acquisition costs consist of renovation, leasing, financing and other capital expenditures incurred, or to be incurred after property purchase.
(7)	BH and BMF are both 100% invested as of December 31, 2019.

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TABLE II

COMPENSATION TO SPONSOR

Table II provides a summary of the type and amount of compensation paid to our Sponsor and its affiliates’ prior programs for which the offerings have closed during the five year period ended December 31, 2019, or are defined as open-ended. Belpointe Multifamily Development Fund I, LP (“BMF”) and Beacon Hill II Investments, LLC (“BH”) each have investment objectives similar to ours, with the goal of seeking “development” returns through the acquisition, development and management of a portfolio of multifamily and mixed-use properties, both on a direct basis and with joint-venture partnerships. Belpointe REIT, Inc. (“BREIT”) has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. Our Sponsor has no other prior programs with similar investment objectives to ours which have either closed within the last five years or are open ended.

As of December 31, 2019
($ in thousands)	BMF	BH	BREIT (1)
Date offering commenced	8/1/2012	5/19/2015	2/11/2019
Dollar amount raised	$110,396	$6,000	$40,631
Amount paid to sponsor from proceeds of offering:
Underwriting fees	—	—	—
Acquisition fees	—	—	—
– real estate commissions	—	—	—
–advisory fees (2)	—	—	—
–other (3)	—	—	—
Dollar amount of cash generation from operations before deducting payments to sponsor	(389)
Amount paid to sponsor from operations:
Property management fees	—	—	—
Management fees (2)	9,100	1,300	—
Reimbursements (3)	5,100	200	68
Leasing commissions	—	—	—
Other (4)	—	—	1,000
Dollar amount of property sales and refinancing before deducting payments to sponsor
– cash	—	—	—
– notes	—	—	12,000
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	—	—	—
Incentive fees	—	—	—
Other	—	—	—

(1)	For the period from February 11, 2019 (Commencement of Operations) through December 31, 2019.
(2)	Consists of management fees and are either: (i) paid from raised capital and classified as advisory fees, or (ii) paid from operations and classified as management fees paid to Sponsor from operations.
(3)	Consists of expenses and abandoned pursuit costs and are either: (i) paid from raised capital and classified as other, or (ii) paid from operations and classified as Reimbursements paid to Sponsor from operations. All expenses and abandoned pursuit costs are either third party expenses or miscellaneous travel or out-of-pocket expenses incurred by Sponsor or its affiliates in connection with abandoned investment opportunities.
(4)	Includes development fees paid to our Sponsor or its affiliates.

F-13

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

Table III provides a summary of the operating results of our Sponsor’s and its affiliates’ prior programs for which the offerings have closed during the five year period ended December 31, 2019, or defined as open-ended. Belpointe Multifamily Development Fund I, LP (“BMF”) had investment objectives similar to ours, with the goal of seeking “development” returns through the acquisition, development and management of a portfolio of multifamily and mixed-use properties, both on a direct basis and with joint-venture partnerships. Beacon Hill II Investments, LLC (“BH”) was a condominium property and did not have material operating results. Belpointe REIT, Inc. (“BREIT”) has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. Our Sponsor has no other prior programs with similar investment objectives to ours which have either closed within the last five years or are open ended.

	BMF (1)
	Year Ended (Unaudited)
($ in thousands)	2015	2016	2017	2018	2019
Gross Revenues	$4,331	$16,036	$20,550	$26,009	$25,891
Profit on sale of properties	19,307
Less: Operating expenses	2,731	8,207	11,034	11,125	12,260
Interest expenses	1,722	4,460	5,573	9,127	8,166
Depreciation	2,100	5,385	7,115	8,761	7,224
Net Income	(2,221)	(2,017)	(3,172)	(3,005)	17,548
Taxable Income (2)
– from operations	(2,221)	(2,017)	(3,172)	(3,005)	(1,759)
– from gain on sale	19,307
Cash generation from operations	(122)	3,368	3,943	5,757	5,465
Cash generation from sales	19,307
Cash generation from refinancing
Cash generation from, operations, sales and refinancing	(122)	3,368	3,943	5,757	24,772
Less: Cash distributed to investors
– from operating cash flow
– from sales and refinancing	—	—	—	—	500
– from other
Cash generated (deficiency) after cash distributions	(122)	3,368	3,943	5,757	24,272
Less: Special items (not including sales and refinancing)
Cash generated (deficiency) after cash distributions and special items	(122)	3,368	3,943	5,757	24,272
Tax and Distribution Data
Federal Income Tax Results:
Ordinary income (loss)
– from operations	(2,221)	(2,017)	(3,172)	(3,005)	(1,759)
– from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	19,307
Cash Distributions to Investors Source
– Investment income	—	—	—	—	—
– Return of capital	—	—	—	—	500
Source (on cash basis)
– Sales	—	—	—	—	500
– Refinancing
– Operations
– other

(1)	Note: The Fund’s financial information is presented on an investment company basis in accordance with GAAP.

F-14

(2)	Taxable Income is as recorded on the program partnership tax return for the applicable operating year. Taxable Income for 2019 is not yet available.

BREIT
Period Ended (Unaudited)
($ in thousands)	2019 (1)
Gross Revenues	$70
Profit on sale of properties
Less: Operating expenses (2)	524
Less: Interest expense (3)	32
Less: Depreciation expense	58
Net Income	(544)
Taxable Income
– from operations	(544)
– from gain on sale
Cash used in operations	(389)
Cash generation from sales	—
Cash generation from refinancing	—
Cash generation from, operations, sales and refinancing	(389)
Less: Cash distributed to investors	—
– from operating cash flow	—
– from sales and refinancing	—
– from other	—
Cash deficiency after cash distributions	(389)
Less: Special items (not including sales and refinancing)
Cash deficiency after cash distributions and special items	(389)
Tax and Distribution Data
Federal Income Tax Results:
Ordinary income (loss)
– from operations	(544)
– from recapture	—
Capital gain (loss)	—
Cash Distributions to Investors Source (on GAAP basis)	—
– Investment income	—
– Return of capital	—
Source (on cash basis)	—
– Sales	—
– Refinancing	—
– Operations	—
– other	—

(1)	For the period from February 11, 2019 (Commencement of Operations) to December 31, 2019.
(2)	Includes general and administrative expenses and abandoned pursuit costs of $201,000 and $68,000, respectively.
(3)	Includes amortization of deferred financing costs of $4,000 and excludes $59,000 of interest expense capitalized to real estate under construction.

F-15

TABLE V

SALES OR DISPOSALS OF PROPERTIES
(UNAUDITED)

Table III provides a summary of the operating results of our Sponsor’s, and its affiliates’, prior programs for which the offerings have closed during the five years ended December 31, 2019, or are open-ended. Beacon Hill II Investments, LLC (“BH”) and Belpointe Multifamily Development Fund I, LP (“BMF”) each have investment objectives similar to ours, with the goal of seeking “value-add” returns through the acquisition and management of a portfolio of multifamily and mixed-use properties in inefficiently priced markets throughout the United States, both on a direct basis and with joint-venture operating partners. Belpointe REIT, Inc. (“BREIT”) has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. Our Sponsor has no other real estate programs with similar investment objectives to ours that have closed within the last five years or are open

($ in thousands)
					Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property	Date of Acquisition		Date of Sale		Cash Received Net of Closing Costs (1)	Mortgage Balance Due	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvement Closing and Soft Costs (2)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Baypointe Connecticut Multifamily	7	/2015	6	/2019	$21,484	$26,470	$—	$—	$47,954	$26,700	$13,691	$40,391	$1,018
Pinnacle Connecticut Multifamily	1	/2013	12	/2019	$27,479	$19,000	$—	$—	$46,479	$14,150	$21,603	$35,753	$—

(1)	Sales price less closing costs.
(2)	Total costs includes acquisition transaction costs paid at closing but excludes original mortgage financing.

F-16

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAM

Table VI provides a summary of all property assets acquired by our Sponsor, and its affiliates’, prior programs for which the offerings have closed during the five year period ended December 31, 2019, or are open-ended. Beacon Hill II Investments, LLC (“BH”) and Belpointe Multifamily Development Fund I, LP (“BMF”) each have investment objectives similar to ours, with the goal of seeking “development” returns through the acquisition, development and management of a portfolio of multifamily and mixed-use properties, both on a direct basis and with joint-venture partnerships. Belpointe REIT, Inc. (“BREIT”) has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. Our Sponsor has no other prior programs with similar investment objectives to ours which have closed within the last five years or are open ended.

($ in thousands)

Name, Location and Type of Property	Gross Leasable Square Feet or Number of units and Total Square Feet of units	Date of Purchase		Mortgage Financing at Date of Purchase	Cash Down Payment	Contract Purchase Price Plus Acquisition Fee	Other Cash Expenditures Expensed	Other Cash Expenditures Capitalized	Total Acquisition Cost
The Waypointe Connecticut Mixed-Use	464 units/ 60,000 sq. ft. Retail	1	/2013	$—	$33,700	$33,700	$—	$112,400	$146,100
The Berkeley at Waypointe Connecticut Mixed-Use	129 units/ 11,700 sq. ft. Retail/Office	4	/2015	—	3,700	3,700	—	46,500	50,200
Quincy Lofts at Waypointe Connecticut Multifamily	69 units	4	/2015	—	3,500	3,500	—	19,100	22,600
Harborview at Waypointe Connecticut Multifamily	44 units	5	/2015	2,839	2,761	5,600	—	419	6,019
Dreamy Hollow Connecticut Multifamily	164 units	8	/2016	13,028	8,272	21,300	—	16,122	37,422
The Frost Building Connecticut Retail/Medical Office	28,200 sq. ft.	1	/2014	8,700	2,000	10,700	—	—	10,700
Seligson Building Connecticut Retail/Medical Office	32,200 sq. ft.	1	/2014	5,600	1,400	7,000	—	—	7,000
Highpointe Connecticut Mixed-Use	Proposed 299 units/ 17,000 sq. ft. Retail	7	/2015	—	1,900	1,900	—	696	2,596
Beacon Hill of Greenwich II Connecticut Multifamily-Condominium	9 units	11	/2015	1,500	6,000	7,500	—	10,800	18,300
Pointe at Sarasota Florida Mixed-Use	Proposed 418 units/ 50,000 sq. ft. Retail	11	/2019	12,000	7,900	19,900	—	2,318	22,218

F-17

Appendix B: Form of Subscription Agreement

F-18

Up to $[●]

Class A units

Representing Limited Liability Company Interests

Belpointe PREP, LLC

_________________________________
PROSPECTUS
_________________________________

The date of this Prospectus is [●] [●], 2020.

F-19

PART II

Information Not Required in the Prospectus

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by us in connection with the issuance and distribution of the Class A units being registered hereby. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$	*
Printing and mailing	$	*
Advertising and sales	$	*
Legal	$	*
Accounting	$	*
Blue sky	$	*
Transfer agent and escrow agent	$	*
Miscellaneous	$	*
Total	$	*
* To be filed by amendment.

Item 32. Sales to Special Parties.

Our Sponsor, Belpointe, LLC, has acquired [●] of our Class A units in connection with our formation for net proceeds to us of $10,000.

Item 33. Recent Sales of Unregistered Securities.

The offer and sale of Class A units to our Sponsor is exempt from the registration provisions of the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof, as a transaction by an issuer not involving any public offering.

Item 34. Indemnification of Directors and Officers.

The section of the prospectus of this registration statement entitled “Management—Limitations on Liability and Indemnification of our Directors, Officers, Manager and Other Agents” discloses that we will generally indemnify our directors, officers, Manager and Sponsor to the fullest extent permitted by the law against any and all losses, claims, damages, liabilities or similar events and is incorporated herein by this reference. Section 107 of the Delaware Limited Liability Company Act empowers us to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever. The indemnification rights that we provide to our directors, officers, Manager and Sponsor are more expansive than those permitted to be provided to the directors and officers of a Delaware corporation under applicable Delaware laws.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(a)	Financial Statements.

See page F-1 for an index of the financial statements included in the registration statement.

(b)	Exhibits.

See the Exhibit Index on the page immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(i)	The undersigned registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act.
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in
F-20

the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than a registration statement relying on Rule 430B or other than a prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(f)	To send to each holder of units, at least on an annual basis, a detailed statement of any transactions with the Manager or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the Manager or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
(g)	To provide to the holders of units the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.
(h)	To file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing holders of units. Each sticker supplement should disclose all compensation and fees received by the Manager and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.
(i)	To file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to
F-21

provide the information contained in such report to the holders of units at least once each quarter after the distribution period of the offering has ended.

(ii)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

F-22

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on [●].

Belpointe PREP, LLC

By:
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brandon E. Lacoff, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chairman of the Board and Chief Executive Officer
Brandon E. Lacoff	(Principal Executive Officer)

Director, Chief Strategic Officer and Principal Financial Officer
Martin Lacoff	(Principal Financial Officer and Principal Accounting Officer)

F-23

EXHIBIT INDEX

Exhibit Number	Description

3.1**	Certificate of Formation
3.2**	Form of Amended and Restated Limited Liability Company Operating Agreement
4.1**	Form of Subscription Agreement (included in Appendix B)
5.1*	Form of Opinion of Sugar Felsenthal Grais & Helsinger LLP
8.1*	Form of Opinion of Sugar Felsenthal Grais & Helsinger LLP as to Tax Matters
10.1**	Form of Management Agreement
10.2**	Form of Employee and Cost Sharing Agreement
21*	Subsidiaries of Registrant
23.1*	Consent of Citrin Cooperman & Company, LLP
23.2*	Form of Consent of Sugar Felsenthal Grais & Helsinger LLP (included in Exhibit 5.1)
23.3*	Form of Consent of Sugar Felsenthal Grais & Helsinger LLP (included in Exhibit 8.1)
24.1*	Power of Attorney (included on signature page to this Registration Statement).
*	To be filed by amendment.
**	Filed herewith.